Filed Pursuant to Rule 253(g)(1)

File No. 024-12310

OFFERING CIRCULAR

MetAlert, Inc.

13,335,000 Shares of Common Stock

By this Offering Circular, MetAlert, Inc., a Nevada corporation, is offering for sale a maximum of 13,335,000 shares of its common stock (the “Offered Shares”), at a fixed price of $0.10 per share, pursuant to Tier 2 of Regulation A of the United States Securities and Exchange Commission (the “SEC”). A minimum purchase of $5,000 of the Offered Shares is required in this offering. This offering is being conducted on a best-efforts basis, which means that there is no minimum number of Offered Shares that must be sold by us for this offering to close; thus, we may receive no or minimal proceeds from this offering. All proceeds from this offering will become immediately available to us and may be used as they are accepted. Purchasers of the Offered Shares will not be entitled to a refund and could lose their entire investments.

In addition, four selling shareholders (the “Selling Shareholders”) are offering up to a total of 676,923 shares of our common stock currently outstanding (the “Selling Shareholder Offered Shares”) (collectively, the Company Offered Shares and the Selling Shareholder Offered Shares are referred to as the “Offering Shares”). We will not receive any of the proceeds from the sale of the Selling Shareholder Offered Shares in this offering. We will pay all of the expenses of the offering (other than the discounts and commissions payable with respect to the Selling Shareholder Offered Shares sold in the offering).

Please see the “Risk Factors” section, beginning on page 4, for a discussion of the risks associated with a purchase of the Offered Shares.

We estimate that this offering will commence within two days of SEC qualification; this offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See “Plan of Distribution”).

Title of Class of Securities Offered and Offeror of Securities	Number of Shares Offered		Price to Public	Commissions (1)	Proceeds to Offeror of Securities (2)
Common Stock offered by our company	13,335,000		$0.10	$-0-	$1,333,500
Common Stock offered by the Selling Shareholders	676,923	(3)	$0.10	$-0-	$67,692

(1)	We may offer the Offered Shares through registered broker-dealers and we may pay finders. However, information as to any such broker-dealer or finder shall be disclosed in an amendment to this Offering Circular.
(2)	Does not account for the payment of expenses of this offering estimated at $10,000. See “Plan of Distribution.”
(3)	None of these shares has been issued but underlie currently exercisable warrants (the “Selling Shareholder Warrants”). The Selling Shareholders will be required to exercise the Selling Shareholder Warrants, in order to sell any Selling Shareholder Offered Shares hereunder. See “Plan of Distribution” and “Selling Shareholders.”

Our common stock is quoted in the over-the-counter under the symbol “MLRT” in the OTC Pink marketplace of OTC Link. On August 15, 2023, the closing price of our common stock was $0.088 per share.

Investing in the Offered Shares is speculative and involves substantial risks, including the superior voting rights of our outstanding shares of Series A Preferred Stock, which preclude current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. The Series A Preferred Stock has voting rights equal to two-thirds (2/3) of all issued and outstanding shares of our common stock. Certain of our officer and directors, as the owners of all outstanding shares of the Series A Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares”). You should purchase Offered Shares only if you can afford a complete loss of your investment. See “Risk Factors,” beginning on page 4, for a discussion of certain risks that you should consider before purchasing any of the Offered Shares.

THE SEC DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC. HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The use of projections or forecasts in this offering is prohibited. No person is permitted to make any oral or written predictions about the benefits you will receive from an investment in Offered Shares.

No sale may be made to you in this offering, if you do not satisfy the investor suitability standards described in this Offering Circular under “Plan of Distribution—State Law Exemption and Offerings to ‘Qualified Purchasers’” (page 17). Before making any representation that you satisfy the established investor suitability standards, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the disclosure format of Form S-1, pursuant to the General Instructions of Part II(a)(1)(ii) of Form 1-A.

The date of this Offering Circular is August 16, 2023.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Offering Circular includes some statements that are not historical and that are considered forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipates, believes, continue, could, estimates, expects, intends, may, might, plans, possible, potential, predicts, projects, seeks, should, will, would and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Offering Circular are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting our company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below in the Risk Factors section. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

OFFERING CIRCULAR SUMMARY

The following summary highlights material information contained in this Offering Circular. This summary does not contain all of the information you should consider before purchasing our common stock. Before making an investment decision, you should read this Offering Circular carefully, including the Risk Factors section and the consolidated financial statements and the notes thereto. Unless otherwise indicated, the terms “we”, “us” and “our” refer and relate to MetAlert, Inc., a Nevada corporation, including its subsidiaries.

Our Company

Our company was incorporated in the State of Nevada on April 7, 2006, as Deeas Resources, Inc. Effective March 14, 2008, our company acquired Global Trek Xploration, Inc., a California corporation founded in 2002, in a reverse-merger transaction. Our corporate name changed to GTX Corp. on March 10, 2008. Our corporate name changed to MetAlert, Inc. on August 12, 2022.

We currently have two wholly-owned subsidiary corporations, Global Trek Xploration, Inc. (“Global Trek Xploration”) and LOCiMOBILE, Inc. (“LOCiMOBILE”).

Utilizing GPS, cellular, Bluetooth Low Energy (“BLE”), Near Field Communications (“NFC”), Radio Frequency (“RF”), and WiFi technologies through a proprietary enterprise monitoring platform and licensing subscription business model, the Company offers a complete end to end solution of hardware, middleware, apps, connectivity, and professional services that can track and monitor people or assets at the touch of a button in real-time. In addition to selling products and monthly service subscriptions, the Company also generates revenues through licensing its technology and intellectual property, custom development projects and the sale of OEM medical devices and supplies. Its products and services are sold and distributed through a global business to business (“B2B”) and business to consumer (“B2C”) network of resellers, affiliates, distributors, non-profit organizations, local, state, and federal government agencies, police departments, manufacturers reps and retailers. Offering a variety of electronic and non-electronic devices and equipment, a proprietary Internet of things (“IoT”) enterprise monitoring platform and a licensing, subscription business model for its technology and intellectual property. (See “Business”).

Offering Summary

Total Company Offered Shares	13,335,000 shares of common stock (the Company Offered Shares) are being offered by our company.
Total Selling Shareholder Offered Shares	676,923 shares of common stock (the Selling Shareholder Offered Shares) are being offered by the Selling Shareholders.
Offering Price Per Share	$0.10 per Offered Share.

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Shares Outstanding Before This Offering	23,411,342 shares of common stock issued and outstanding as of the date of this Offering Circular.
Shares Outstanding After This Offering	37,423,265 shares of common stock issued and outstanding, assuming (1) a maximum offering hereunder and (2) the exercise of all of the Selling Shareholder Warrants.
Minimum Number of Shares to Be Sold in This Offering	None.
Disparate Voting Rights	Our outstanding shares of Series A Preferred Stock possess superior voting rights, which preclude current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. The Series A Preferred Stock has voting rights equal to two-thirds (2/3) of all issued and outstanding shares of our common stock. Certain of our officer and directors, as the owners of all of the outstanding shares of the Series A Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares” and “Security Ownership of Certain Beneficial Owners and Management”).
Investor Suitability Standards	The Offered Shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include: (a) “accredited investors” under Rule 501(a) of Regulation D and (b) all other investors so long as their investment in the Offered Shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).
Market for our Common Stock	Our common stock is quoted in the over-the-counter market under the symbol “MLRT” in the OTC Pink marketplace of OTC Link.
Termination of this Offering	This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC and (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See “Plan of Distribution”).
Use of Proceeds	We will apply the proceeds of this offering for, among other items, infrastructure, new hires, professional fees, inventory, sales and marketing, acquisitions and partnerships, and working capital. (See “Use of Proceeds”).
Risk Factors	An investment in the Offered Shares involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investments. You should carefully consider the information included in the Risk Factors section of this Offering Circular, as well as the other information contained in this Offering Circular, prior to making an investment decision regarding the Offered Shares.
Corporate Information	Our principal executive offices are located at 117 West 9th Street, Suite 1214, Los Angeles, California 90015; our telephone number is (213) 489-3019; our corporate website is located at www.metalert.com. No information found on our company’s website is part of this Offering Circular.

Continuing Reporting Requirements Under Regulation A

We are required to file periodic and other reports with the SEC, pursuant to the requirements of Section 13(a) of the Securities Exchange Act of 1934. Our continuing reporting obligations under Regulation A are deemed to be satisfied, as long as we comply with our Section 13(a) reporting requirements.

RISK FACTORS

There is substantial doubt about the entity’s ability to continue as a going concern. Our consolidated financial statements have been prepared on a going concern basis which assumes our company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. We incurred a net loss of $249,146 (unaudited) for the three months ended March 31, 2023, had an accumulated deficit of $27,805,617 (unaudited) as of such date and had negative working capital of $3,418,734 (unaudited) as of such date. We incurred net losses of $1,503,087 and $1,200,458 for the years ended December 31, 2022 and 2021, respectively, have incurred losses since inception resulting in an accumulated deficit of $27,556,471 as of December 31, 2022, and had negative working capital of $3,233,209 as of December 31, 2022. A significant part of our negative working capital position on December 31, 2022, consisted of $843,000 of amounts due to various accredited investors of our company for convertible promissory notes, loans and a letter of credit, as well as the current portion of $7,903 in CARE loans. We anticipate further losses in the development of our business.

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The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company’s ability to raise additional capital through the future issuances of debt or equity is unknown. The obtainment of additional financing, the successful development of the Company’s contemplated plan of operations, or its attainment of profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

We have had operating losses since formation and expect to continue to incur net losses for the near term. We currently have a working capital deficit and our current and projected revenues are not sufficient to fund our anticipated operating needs. We have reported a net loss of $249,146 (unaudited) for the three months ended March 31, 2023, and net losses of $1,503,087 and $1,200,458 for the years ended December 31, 2022 and 2021, respectively. While we anticipate that revenues will increase in 2023, unless our sales increase substantially in the near future, we will continue to incur net losses in the near term, and we may never be able to achieve profitability. In order to achieve profitable operations, we need to significantly increase our revenues from the sales of product, subscriptions and licensing fees. We cannot be certain that our business will ever be successful or that we will generate significant revenues and become profitable. As a result, an investment in our company is highly speculative and no assurance can be given that our business model will be successful and, therefore, that our stockholders will realize any return on their investment or that they will not lose their entire investment.

The elimination of monetary liability against our directors, officers and employees under Nevada law and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by us and may discourage lawsuits against our directors, officers and employees. Our Amended and Restated Bylaws contain specific provisions that eliminate the liability of our directors for monetary damages to our company and stockholders, and permit indemnification of our directors and officers to the extent provided by Nevada law. We may also have contractual indemnification obligations under our employment agreements with our officers. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our stockholders against our directors and officers even though such actions, if successful, might otherwise benefit our company and stockholders.

Our current sources of funding are limited, and any additional funding that we may obtain may be on unfavorable terms and may significantly dilute our existing shareholders. We have not identified sources to fund our current and proposed operating activities. The amount of revenues that we currently generate is not sufficient to fund our operating expenses. As a result, unless and until our revenues increase significantly in the near future, we will have to obtain additional public or private equity financings or debt financings in order to continue our operations. Any additional funding that we obtain in a financing is likely to reduce the percentage ownership of the Company held by our existing security-holders. The amount of this dilution may be substantial based on our current stock price, and could increase if the trading price of our common stock declines at the time of any financing from its current levels. To the extent we raise additional capital by issuing equity securities, our stockholders will experience further dilution. If we raise funds through debt financings, we may become subject to restrictive covenants. We may also attempt to raise funds through corporate collaboration and licensing arrangements. To the extent that we raise additional funds through such means, we may be required to relinquish some rights to our technologies or products, or grant licenses on terms that are not favorable to us. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain the needed additional funding, we will have to reduce or even totally discontinue our operations, which would have a significant negative impact on our stockholders and could result in a total loss of their investment in our stock.

Our future capital requirements, and our currently projected operating and liquidity requirements, will depend on many factors, including:

●	The ramping and scaling of the GPS SmartSole® and BLE SmartSole;

●	Supporting growth with advertising and marketing;

●	Our ongoing general and administrative expenses related to our being a reporting company;

●	The cost of developing and improving our products and technologies thru R&D and staying competitive; and

●	The maintenance and the ongoing development of our IP portfolio.

Funding, especially on terms acceptable to us, may not be available to meet our future capital needs because of the state of the credit and capital markets. Global market and economic conditions have been, and continue to be, disruptive and volatile. The cost of raising money in the debt and equity capital markets for smaller companies like ours has increased substantially while the availability of funds from those markets has diminished significantly. Also, low valuations and decreased appetite for equity investments, among other factors, may make the equity markets difficult to access on acceptable terms or unavailable altogether.

If adequate funds are not available, we may be required to delay, scale-back or eliminate our product enhancement and new product development programs. There can be no assurance that additional financing will be available on acceptable terms or at all, if and when required. Our projected revenues in 2023 rely on the scaling of the our new 4G LTE GPS SmartSole®, adding subscribers, increasing our military business, growing our OEM and IP monetization business, and continuing the sales of PPE and other related medical products and supplies.

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The financial slow down caused by Covid-19 at the beginning of 2020, impacted our subscription business and launch our new 4G SmartSoles, thus we did not generate adequate revenues in 2021 and 2022 from the sales of the SmartSoles and from on-going subscription fees to cover all of our operating expenses. Our revenue projections for 2023 assume that the revenues we generate from the SmartSole, including subscriptions will increase from the amount generated in 2022 and that our other business units will grow accordingly. However, we cannot predict the future and continued market acceptance of the SmartSole product line. Accordingly, it is uncertain whether our revenues will equal our internally projected levels. Failure to reach our target revenue levels will materially, and adversely, affect our financial condition.

The nature of our business is speculative and dependent on a number of variables beyond our control that cannot be reliably ascertained in advance. The revenues and profits of an enterprise involved in the location based business are generally dependent upon many variables. Our customer appeal depends upon factors which cannot be reliably ascertained in advance and over which we have no control, such as unpredictable customer and media reviews, industry analyst commentaries, and comparisons to competitive products. As with any relatively new business enterprise operating in a specialized and intensely competitive market, we are subject to many business risks which include, but are not limited to, unforeseen marketing difficulties, excessive research and development expenses, unforeseen negative publicity, competition, product liability issues, manufacturing and logistical difficulties, and lack of operating experience. Many of the risks may be unforeseeable or beyond our control. There can be no assurance that we will successfully implement our business plan in a timely or effective manner, that we will be able to generate sufficient interest in our products, or that we will be able to market and sell enough products and services to generate sufficient revenues to continue as a going concern.

Our wireless location products and technologies have to continuously evolve and respond to market changes. If we are unable to commercially release products that are accepted in the market or that generate significant revenues, our financial results will continue to suffer. Wireless technology is rapidly changing, as are the products that our customers are demanding. In order to be able to provide our customers with the products and services that they desire, we too must continuously develop and offer new and improved products and services. We attempted to adjust our product offerings to address changing market conditions by offering products such as proprietary GPS enabled transport containers, footwear location products, and a variety of smartphone location Apps, secure backpacks, etc. These products have met with short-term or limited commercial success, and there can be no assurances that consumer or commercial demand for our future products will meet, or even approach, our expectations. In addition, our pricing and marketing strategies may not be successful. Lack of customer demand, a change in marketing strategy and changes to our pricing models could dramatically alter our financial results. Unless we are able to release location-based products that meet a significant market demand, we will not be able to improve our financial condition or the results of our future operations.

In order for our products to be successful, we need to establish market recognition quickly, following the introduction of our products. We believe it is imperative to our success that we obtain significant market recognition in order to compete in our various markets. Accordingly, it is important that we establish market recognition for our brands in order to be able to continue to be a material participant in the large markets that we are addressing. To date, we have utilized various marketing and free media exposure and have tried to build market recognition both directly for our products and also by tying our products to our LOCiMOBILE Apps and the Code Amber Alertag brand that we own. However, because of our lack of funding and limited resources, our ability to quickly establish our brands may be severely hampered.

We may encounter manufacturing or assembly problems for our products, which would adversely affect our results of operations and financial condition. To date, we have only manufactured a limited number of products. In addition, we are continually redesigning and enhancing our products and we are designing new products based on that technology that we hope to manufacture and market in the near future. The manufacture and assembly of our products involves complex and precise processes, some of which have subcontracted to other companies and consultants. To date, we have experienced some quality issues with the limited production of some of our initial products. Although we continue to address these issues, we have only manufactured a limited quantity of products and so we do not yet know whether we will encounter any serious problems in the production of larger quantities of our existing or new products. Any significant problems in manufacturing, assembling or testing our products could delay the sales of our products and have an adverse impact on our business and prospects. The willingness of manufacturers to make the product, or lack of availability of manufacturing capacity, may have an adverse impact on the availability of our products and on our ability to sell our products. Manufacturing difficulties will harm our ability to compete and adversely affect our results of operations and financial condition, and may hinder our ability to grow our business as we expect.

We primarily depend upon two manufacturers for the components of our SmartSole and if we encounter problems with these manufacturers there is no assurance that we could obtain products from other manufacturers without significant disruptions to our business. The principal components and subassemblies of our products are currently manufactured for us by two manufacturers. Although we could arrange for other manufacturers to supply these components and subassemblies, there is no assurance that we could do so without undue cost, expense and delay. If our manufacturers are unable to provide us with adequate supplies of high-quality components on a timely and cost-efficient basis, our operations will be disrupted and our net revenue and profitability will suffer. Moreover, if those manufacturers cannot consistently produce high-quality products that are free of defects, we may experience a high rate of product returns, which would also reduce our profitability and may harm our reputation and brand. Although we believe that we could locate alternate contract manufacturers, our operations would be impacted until alternate manufacturers are found.

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Our markets are highly competitive, and our failure to compete successfully would limit our ability to sell our products, attract and retain customers and grow our business. Our markets are highly competitive, and we expect that both direct and indirect competition will increase in the future. Within each of our markets, we encounter direct competition from various larger U.S. and non-U.S. competitors. The adoption of new technology in the communications industry likely will intensify the competition for improved wireless location technologies. The wireless location services market has historically been dominated by large companies, such as Siemens AG, AT&T and LoJack Corporation. In addition, a number of other companies such as Trimble Navigation, Zoomback, Verizon, FireFly, Disney, Mattel, Digital Angel Corporation, Location-Based Technologies, Inc. and WebTech Wireless Inc. either have announced plans for new products or have commenced selling products that are similar to our wireless location products, and new competitors are emerging both in the U.S. and abroad to compete with our wireless location services products. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources may enter those markets, thereby further intensifying competition, adversely affecting our sales, and adversely affecting our business and prospects.

We may not be successful in developing our new products and services. The market for telecommunications-based products and services is characterized by rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. These market characteristics are exacerbated by the emerging nature of this market and the fact that many companies are expected to continually introduce new and innovative products and services. Our success will depend partially on our ability to introduce new products, services and technologies continually and on a timely basis and to continue to improve the performance, features and reliability of our products and services in response to both evolving demands of prospective customers and competitive products. There can be no assurance that any of our new or proposed products or services will maintain the limited market acceptance that we have to date established. Our failure to design, develop, test, market and introduce new and enhanced products, technologies and services successfully so as to achieve market acceptance could have a material adverse effect upon our business, operating results and financial condition.

There can be no assurance that we will not experience difficulties that could delay or prevent the successful development, introduction or marketing of new or enhanced products and services, or that our new products and services will adequately satisfy the requirements of prospective customers and achieve significant acceptance by those customers. Because of certain market characteristics, including technological change, changing customer needs, frequent new product and service introductions and evolving industry standards, the continued introduction of new products and services is critical. Delays in the introduction of new products and services may result in customer dissatisfaction and may delay or cause a loss of revenue. There can be no assurance that we will be successful in developing new products or services or improving existing products and services that respond to technological changes or evolving industry standards.

In addition, new or enhanced products and services introduced by us may contain undetected errors that require significant design modifications. This could result in a loss of customer confidence which could adversely affect the use of our products, which in turn, could have a material adverse effect upon our business, results of operations or financial condition.

Our software products are complex and may contain unknown defects that could result in numerous adverse consequences, resulting in costly litigation or diverting management’s attention and resources. Complex software products such as those associated with our products often contain latent errors or defects, particularly when first introduced, or when new versions or enhancements are released. We have experienced and addressed errors and defects in the software associated with our products, but do not believe these errors will have a material negative effect in the future on the functionality of the products. However, there can be no assurance that, despite testing, additional defects and errors will not be found in the current version, or in any new versions or enhancements of this software or any of our products, any of which could result in damage to our reputation, the loss of sales, a diversion of our product development resources, and/or a delay in market acceptance, and thereby materially adversely affecting our business, operating results and financial condition. Furthermore, there can be no assurance that our products will meet all of the expectations and demands of our customers. The failure of our products to perform up to customer expectations could give rise to warranty claims. Any of these claims, even if not meritorious, could result in costly litigation or divert management’s attention and resources. Any product liability insurance that we may carry could be insufficient to protect us from all liability that may be imposed under any asserted claims.

We cannot accurately predict our future revenues and expenses. We are currently developing various sources of revenues based on market conditions and the type of products that we are marketing. Our sales will not become stable and predictable until we either have a larger installed base of users for our tracking devices (which will provide us with predictable, monthly revenues), we enter into other license agreements that provide us with regular royalties or subscription revenues, or we consummate other large scale enterprise contracts. As such, the amount of revenues we receive from the sale and use of our products, our subscriptions, and our licensing agreements, will fluctuate and depend upon our customer’s willingness to buy our products, and for our partner’s abilities to sell the products that contain our technology. As with any developing enterprise operating in a specialized and intensely competitive market, we are subject to many business risks which include, but are not limited to, unforeseen negative publicity, competition, product liability and lack of operating experience. Many of the risks may be unforeseeable or beyond our control. There can be no assurance that we will successfully implement our business plan in a timely manner, or generate sufficient interest in our products or services, or that we will be able to market and sell enough products and services to generate sufficient revenues to continue as a going concern.

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Our expense levels in the future will be based, in large part, on our expectations regarding future revenue, and as a result net income/loss for any quarterly period in which material orders are delayed could vary significantly. In addition, our costs and expenses may vary from period to period because of a variety of factors, including our research and development costs, our introduction of new products and services, cost increases from third-party service providers or product manufacturers, production interruptions, changes in marketing and sales expenditures, and competitive pricing pressures.

There are risks of international sales and operations. We anticipate that a growing, and potentially substantial portion of our future revenue from the sale of our products and services may be derived from customers located outside the United States. As such, a portion of our sales and operations could be subject to tariffs and other import-export barriers, currency exchange risks and exchange controls, foreign product standards, potentially adverse tax consequences, longer payment cycles, problems in collecting accounts receivable, political instability, and difficulties in staffing and managing foreign operations. Although we intend to monitor our exposure to currency fluctuations and currently the U.S. dollar is very strong giving us a significant buying advantage, there can be no assurance that exchange rate fluctuations will not have an adverse effect on our results of operations or financial condition. In the future, we could be required to sell our products and services in other currencies, which would make the management of currency fluctuations more difficult and expose our business to greater risks in this regard.

Our products may be subject to numerous foreign government standards and regulations that are continually being amended. Although we will endeavor to satisfy foreign technical and regulatory standards, there can be no assurance that we will be able to comply with foreign government standards and regulations, or changes thereto, or that it will be cost effective for us to redesign our products to comply with such standards or regulations. Our inability to design or redesign products to comply with foreign standards could have a material adverse effect on our business, financial condition and results of operations.

Because of the global nature of the telecommunications business, it is possible that the governments of other states and foreign countries might attempt to regulate our transmissions or prosecute us for violations of their laws. There can be no assurance that violations of local laws will not be alleged by state or foreign governments, that we might not unintentionally violate such law, or that such laws will not be modified, or new laws enacted, in the future.

Any of the foregoing factors could have a material adverse effect on our business, results of operations, and financial condition. If we fail to develop and maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, our current and potential stockholders could lose confidence in our financial reports, which could harm our business and the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal controls over financial reporting and, depending on our future growth, may require our independent registered public accounting firm to annually attest to our evaluation, as well as issue their own opinion on our internal controls over financial reporting. The process of implementing and maintaining proper internal controls and complying with Section 404 is expensive and time consuming. We cannot be certain that the measures we will undertake will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Furthermore, if we are able to rapidly grow our business, the internal controls that we will need will become more complex, and significantly more resources will be required to ensure our internal controls remain effective. Failure to implement required controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our auditors discover a material weakness in our internal controls, the disclosure of that fact, even if the weakness is quickly remedied, could diminish investors’ confidence in our financial statements and harm our stock price. In addition, non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension of trading, ineligibility for future listing on one of the Nasdaq Stock Markets or national securities exchanges, and the inability of registered broker-dealers to make a market in our common stock, which may reduce our stock price.

We may suffer from product liability claims. Faulty operation of our products may result in product liability claims brought against us. Regardless of the merit or eventual outcome, product liability claims may materially adversely affect our business and further result in:

●	decreased demand for our products or withdrawal of the products from the market;
●	injury to our reputation and significant media attention;
●	costs of litigation; and
●	substantial monetary awards to plaintiffs.

We have purchased annual product liability insurance with liability limits of $1,000,000 per occurrence and $2,000,000 in the aggregate. This coverage may not be sufficient to fully protect us against product liability claims. We intend to expand our product liability insurance coverage as sales of our products expand. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against product liability claims could prevent or limit the commercialization of our products and expose us to liability in excess of our coverage.

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Our ability to compete could be jeopardized and our business seriously compromised if we are unable to protect ourselves from third-party challenges or infringement of the proprietary aspects of the wireless location products and technology we develop. Our products utilize a variety of proprietary rights that are critical to our competitive position. Because the technology and intellectual property associated with our wireless location products are evolving and rapidly changing, our current intellectual property rights may not adequately protect us in the future. We rely on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions to protect the intellectual property utilized in our products. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. In addition, monitoring unauthorized use of our products is difficult and we cannot be certain the steps we have taken will prevent unauthorized use of our technology. Also, it is possible that no additional patents or trademarks will be issued from our currently pending or future patent or trademark applications. Because legal standards relating to the validity, enforceability and scope of protection of patent and intellectual property rights are uncertain and still evolving, the future viability or value of our intellectual property rights is uncertain. Moreover, effective patent, trademark, copyright and trade secret protection may not be available in some countries in which we distribute or anticipate distributing our products. Furthermore, our competitors may independently develop similar technologies that limit the value of our intellectual property, design or patents. In addition, third parties may at some point claim certain aspects of our business infringe their intellectual property rights. While we are not currently subject to nor aware of any such claim, any future claim (with or without merit) could result in one or more of the following:

●	Significant litigation costs;
●	Diversion of resources, including the attention of management;
●	Our agreement to pay certain royalty and/or licensing fees;
●	Cause us to redesign those products that use such technology; or
●	Cessation of our rights to use, market, or distribute such technology.

Any of these developments could materially and adversely affect our business, results of operations and financial condition. In the future, we may also need to file lawsuits to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Whether successful or unsuccessful, such litigation could result in substantial costs and diversion of resources. Such costs and diversion could materially and adversely affect our business, results of operations and financial condition.

Our products depend on continued availability of GPS and cellular wireless telecommunications systems. Our products use existing GPS and cellular wireless telecommunications systems to identify the position of our products. Any temporary or permanent change in the availability of these systems, or any material change in the existing infrastructure and our ability to access those systems, would materially and adversely affect our business, operating results and financial condition may be materially and adversely affected.

Rapid technological change in our market and/or changes in customer requirements could cause our products to become obsolete or require us to redesign our products, which would have a material adverse effect on our business, operating results and financial condition. The market for our products is characterized by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changing customer demands and evolving industry standards, any of which can render existing products obsolete. We believe that our future success will depend in large part on our ability to develop new and effective products in a timely manner and on a cost-effective basis. As a result of the complexities inherent in our products, major new products and product enhancements can require long development and testing periods, which may result in significant delays in the general availability of new releases or significant problems in the implementation of new releases. In addition, if we or our competitors announce or introduce new products our current or future customers may defer or cancel purchases of our products, which could materially adversely affect our business, operating results and financial condition. Our failure to develop successfully, on a timely and cost effective basis, new products or new product enhancements that respond to technological change, evolving industry standards or customer requirements would have a material adverse effect on our business, operating results and financial condition.

Changes in the government regulation of our wireless location products or wireless carriers could harm our business. Our products, wireless carriers and other components of the communications industry are subject to domestic government regulation by the Federal Communications Commission (the “FCC”) and international regulatory bodies. If we are unable to satisfy all of the regulations of the FCC or any other regulatory body, we could be prevented from releasing one or more of our products, which could materially and adversely affect our future revenues. In addition, any delay in obtaining FCC and other regulatory approval could likewise have a negative impact on our business and on our relationships with our customers. These regulatory bodies could enact regulations that affect our products or the service providers which distribute our products, such as limiting the scope of the service providers’ market, capping fees for services provided by them or imposing communication technology standards which impact our products. Changes in these regulations could affect our products and, thereby, adversely affect our business and operations.

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Future acquisitions or strategic investments may not be successful and may harm our operating results. As part of our strategy, we have acquired or established smaller businesses, and we may do so in the future. For example, in the past we established our LOCiMOBILE, Inc. subsidiary and purchased our Code Amber News Service, Inc. subsidiary, which was discontinued in February 2015. Future acquisitions or strategic investments could have a material adverse effect on our business and operating results because of:

● The assumption of unknown liabilities, including employee obligations. Although we normally conduct extensive legal and accounting due diligence in connection with our acquisitions, there are many liabilities that cannot be discovered, and which liabilities could be material.

● We may become subject to significant expenses related to bringing the financial, accounting and internal control procedures of the acquired business into compliance with U.S. GAAP financial accounting standards and the Sarbanes Oxley Act of 2002.

● Our operating results could be impaired as a result of restructuring or impairment charges related to amortization expenses associated with intangible assets.

● We could experience significant difficulties in successfully integrating any acquired operations, technologies, customers’ products and businesses with our existing operations.

● Future acquisitions could divert substantial capital and our management’s attention.

● We may not be able to hire the key employees necessary to manage or staff the acquired enterprise operations.

Failure to manage growth effectively could adversely affect our business, results of operations and financial condition. The success of our future operating activities will depend upon our ability to expand our support system to meet the demands of our growing business. Any failure by our management to effectively anticipate, implement, and manage changes required to sustain our growth would have a material adverse effect on our business, financial condition, and results of operations. We cannot assure you that we will be able to successfully operate acquired businesses, become profitable in the future, or effectively manage any other change.

Current global financial conditions have been characterized by increased volatility which could negatively impact our business, prospects, liquidity and financial condition. Current global financial conditions and recent market events have been characterized by increased volatility and the resulting tightening of the credit and capital markets has reduced the amount of available liquidity and overall economic activity. We cannot guaranty that debt or equity financing, the ability to borrow funds or cash generated by operations will be available or sufficient to meet or satisfy our initiatives, objectives or requirements. Our inability to access sufficient amounts of capital on terms acceptable to us for our operations will negatively impact our business, prospects, liquidity and financial condition.

We will need to grow the size of our organization, and we may experience difficulties in managing any growth we may achieve. As our development and commercialization plans and strategies develop, we expect to need additional research, development, managerial, operational, sales, marketing, financial, accounting, legal, and other resources. Future growth would impose significant added responsibilities on members of management. Our management may not be able to accommodate those added responsibilities, and our failure to do so could prevent us from effectively managing future growth, if any, and successfully growing our company.

We may expend our limited resources to pursue a particular product and may fail to capitalize on products that may be more profitable or for which there is a greater likelihood of success. Because we have limited financial and managerial resources, we have focused our efforts on particular products. As a result, we may forego or delay pursuit of opportunities with other products that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Any failure to improperly assess potential products could result in missed opportunities and/or our focus on products with low market potential, which would harm our business and financial condition.

Any inability to protect our intellectual property rights could reduce the value of our technologies and brands, which could adversely affect our financial condition, results of operations and business. Our business is dependent upon our trademarks, trade secrets, copyrights and other intellectual property rights. There is a risk of certain valuable trade secrets being exposed to potential infringers. The efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. In addition, protecting our intellectual property rights is costly and time consuming. There is a risk that we may have insufficient resources to counter adequately such infringements through negotiation or the use of legal remedies. It may not be practicable or cost effective for us to fully protect our intellectual property rights in some countries or jurisdictions. If we are unable to successfully identify and stop unauthorized use of our intellectual property, we could lose potential revenue and experience increased operational and enforcement costs, which could adversely affect our financial condition, results of operations and business.

If we are unable to develop and maintain our brand and reputation for our product offerings, our business and prospects could be materially harmed. Our business and prospects depend, in part, on developing and then maintaining and strengthening our brands and reputation in the markets we serve. If problems with our products or technologies cause customers to experience operational disruption or failure or delays, our brand and reputation could be diminished. If we fail to develop, promote and maintain our brand and reputation successfully, our business and prospects could be materially harmed.

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Risks Related to Our Organization and Structure

Our holding company structure makes us dependent on our subsidiaries for our cash flow and could serve to subordinate the rights of our shareholders to the rights of creditors of our subsidiaries, in the event of an insolvency or liquidation of any such subsidiary. Our company acts as a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. Such subsidiaries will be separate and distinct legal entities. As a result, substantially all of our cash flow will depend upon the earnings of our subsidiaries. In addition, we will depend on the distribution of earnings, loans or other payments by our subsidiaries. No subsidiary will have any obligation to provide our company with funds for our payment obligations. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our shareholders will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before our company, as a shareholder, would be entitled to receive any distribution from that sale or disposal.

Risks Related to a Purchase of the Offered Shares

Our directors, as the owners of all outstanding shares of our Series A Preferred Stock, control our company. Our directors, Patrick E. Bertagna, Louis Rosenbaum and Andrew Duncan, own all of the outstanding shares of our Series A Preferred Stock. The Series A Preferred Stock has voting rights equal to two-thirds (2/3) of all issued and outstanding shares of our common stock. Thus, Messres, Bertagna, Rosenbaum and Duncan will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. This voting control may discourage certain types of transactions involving an actual or potential change in control of us, including transactions in which the holders of our common stock might receive a premium for their shares over prevailing market prices.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results and stockholders could lose confidence in our financial reporting. Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. Failure to achieve and maintain an effective internal control environment, regardless of whether we are required to maintain such controls, could also cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price. The Company’s management assessed the design and operating effectiveness of internal control over financial reporting as of December 31, 2022, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that, for the year ended December 31, 2022, such internal controls and procedures were effective.

We have not paid dividends on our common stock in the past and do not expect to pay dividends on our common stock for the foreseeable future. Any return on investment may be limited to the value of our common stock. No cash dividends have been paid on our common stock. We expect that any income received from operations will be devoted to our future operations and growth. We do not expect to pay cash dividends on our common stock in the near future. Payment of dividends would depend upon our profitability at the time, cash available for those dividends, and other factors as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on an investor’s investment will only occur if our stock price appreciates.

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. For example, Section 404 of the Sarbanes-Oxley Act of 2002 requires that our management report on, and our independent auditors attest to, the effectiveness of our internal controls structure and procedures for financial reporting. Section 404 compliance may divert internal resources and will take a significant amount of time and effort to complete. We may not be able to successfully complete the procedures and certification and attestation requirements of Section 404 by the time we will be required to do so. If we fail to do so, or if in the future our chief executive officer, chief financial officer or independent registered public accounting firm determines that our internal controls over financial reporting are not effective as defined under Section 404, we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Furthermore, investor perceptions of our company may suffer, and this could cause a decline in the market price of our common stock. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in an adverse opinion on internal controls from our independent auditors. We may need to hire a number of additional employees with public accounting and disclosure experience in order to meet our ongoing obligations as a public company, which will increase costs. Our management team and other personnel will need to devote a substantial amount of time to new compliance initiatives and to meeting the obligations that are associated with being a public company, which may divert attention from other business concerns, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, because our management team has limited experience managing a public company, we may not successfully or efficiently manage our transition into a public company.

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We may seek capital that may result in shareholder dilution or that may have rights senior to those of our common stock, including the Offered Shares. From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on, among other factors, our business plans, operating performance and condition of the capital markets. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, which could negatively affect the market price of our common stock or cause our shareholders to experience dilution.

Shares eligible for future sale may adversely affect the market. From time to time, certain of our shareholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act, subject to certain limitations. In general, a non-affiliate stockholder who has satisfied a six-month holding period may, under certain circumstances, sell its shares, without limitation. Any substantial sale of the our common stock pursuant to Rule 144, pursuant to any resale prospectus or pursuant to this Offering Circular may have a material adverse effect on the market price of our common stock.

We do not intend to pay dividends on our common stock. We intend to retain earnings, if any, to provide funds for the implementation of our business strategy. We do not intend to declare or pay any dividends in the foreseeable future. Therefore, there can be no assurance that holders of our common stock will receive cash, stock or other dividends on their shares of our common stock, until we have funds which our Board of Directors determines can be allocated to dividends.

Our common stock has been, and may in the future be, a “Penny Stock” and subject to specific rules governing its sale to investors. The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to our Common Stock, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person’s account for transactions in penny stocks; and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person; and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination; and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors sell shares of our common stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

There is limited trading activity in our common stock and there is no assurance that an active market will develop in the future. Although our common stock is currently quoted on the OTC Pink marketplace of OTC Link (an interdealer electronic quotation system operated by OTC Markets Group, Inc.) under the symbol “MLRT”, trading of our common stock may be extremely sporadic. For example, several days may pass before any shares may be traded. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations of the price of our common stock. There can be no assurance that a more active market for our common stock will develop, or if one should develop, there is no assurance that it will be sustained. This severely limits the liquidity of our common stock, and would likely have a material adverse effect on the market price of our common stock and on our ability to raise additional capital.

The market for our common stock may be volatile; you could lose all or part of your investment in the Offered Shares. The market price of our common stock may fluctuate substantially and will depend on a number of factors many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in the Offered Shares, since you might be unable to sell your Offered Shares at or above the price you pay for the Offered Shares. Factors that could cause fluctuations in the market price of our common stock include, but are not limited to, the following:

● price and volume fluctuations in the overall stock market from time to time;

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● volatility in the market prices and trading volumes of sports and music memorabilia stocks;

● changes in operating performance and stock market valuations of other sports and music memorabilia-related companies generally, or those in our industry, in particular;

● sales of shares of our common stock by us or our shareholders;

● failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

● the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

● announcements by us or our competitors of new products or services;

● the public’s reaction to our press releases, other public announcements and filings with the SEC;

● rumors and market speculation involving us or other companies in our industry;

● actual or anticipated changes in our operating results or fluctuations in our operating results;

● actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

● litigation involving us and/or our industry, or investigations by regulators into our operations or those of our competitors;

● developments or disputes concerning our intellectual property or other proprietary rights;

● announced or completed acquisitions of businesses or technologies by us or our competitors;

● new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

● changes in accounting standards, policies, guidelines, interpretations or principles;

● any significant change in our management; and

● general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Applicable regulatory requirements, including those contained in and issued under the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to obtain or retain listing of our common stock. We may be unable to attract and retain those qualified officers, directors and members of board committees required to provide for effective management because of the rules and regulations that govern publicly held companies, including, but not limited to, certifications by principal executive officers. The enactment of the Sarbanes-Oxley Act has resulted in the issuance of a series of related rules and regulations and the strengthening of existing rules and regulations by the SEC, as well as the adoption of new and more stringent rules by the stock exchanges. The perceived increased personal risk associated with these changes may deter qualified individuals from accepting roles as directors and executive officers.

Further, some of these changes heighten the requirements for board or committee membership, particularly with respect to an individual’s independence from the corporation and level of experience in finance and accounting matters. While certain board and committee requirements may not apply to us as an OTC listed company, we intend to explore voluntarily complying with some of these requirements. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, the management of our business and our ability to obtain or retain listing of our shares of common stock on any stock exchange (assuming we elect to seek and are successful in obtaining such listing) could be adversely affected.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or detect fraud, and, consequently, investors could lose confidence in our financial reporting and this may decrease the trading price of our common stock. We must maintain effective internal controls to provide reliable financial reports and detect fraud. We have been assessing our internal controls to identify areas that need improvement. We are in the process of implementing changes to internal controls, but have not yet completed implementing these changes. Failure to implement these changes to our internal controls or any others that it identifies as necessary to maintain an effective system of internal controls could harm our operating results and cause investors to lose confidence in our reported financial information. Any such loss of confidence would have a negative effect on the trading price of our stock.

A material weakness in internal controls may remain undetected for a longer period, because of our exemption from the auditor attestation requirements under Section 404(b) of Sarbanes-Oxley. Our Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by our registered public accounting firm, pursuant to rules of the SEC that permit us to provide only management’s attestation with respect thereto. As a result, any material weakness in our internal controls may remain undetected for a longer period.

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You will suffer dilution in the net tangible book value of the Offered Shares you purchase in this offering. If you acquire any Offered Shares, you will suffer immediate dilution, due to the lower book value per share of our common stock compared to the purchase price of the Offered Shares in this offering. (See “Dilution”).

Future issuances of debt securities and equity securities could negatively affect the market price of shares of our common stock and, in the case of equity securities, may be dilutive to existing shareholders. In the future, we may issue debt or equity securities or incur other financial obligations, including stock dividends. Upon liquidation, it is possible that holders of our debt securities and other loans and preferred stock would receive a distribution of our available assets before common shareholders. We are not required to offer any such additional debt or equity securities to existing shareholders on a preemptive basis. Therefore, additional common stock issuances, directly or through convertible or exchangeable securities, warrants or options, would dilute the holdings of our existing common shareholders and such issuances, or the perception of such issuances, could reduce the market price of shares of our common stock.

As an issuer of penny stock, the protection provided by the federal securities laws relating to forward-looking statements does not apply to us. Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection, in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

DILUTION

Dilution in net tangible book value per share to purchasers of our common stock in this offering represents the difference between the amount per share paid by purchasers of the Offered Shares in this offering and the pro forma as adjusted net tangible book value per share immediately after completion of this offering. In this offering, dilution is attributable primarily to our relatively low net tangible book value per share.

If you purchase Offered Shares in this offering, your investment will be diluted to the extent of the difference between your purchase price per Offered Share and the net pro forma as adjusted tangible book value per share of our common stock after this offering. Our net tangible book value as of March 31, 2023, was $(3,505,487) (unaudited), or $(0.15) per share.

Without taking into account issuances of our common stock occurring after March 31, 2023, the tables below illustrate the dilution to purchasers of Offered Shares in this offering, on a pro forma basis, assuming 100%, 75%, 50% and 25% of the Offered Shares are sold at a per share price of $0.10.

Assuming the Sale of 100% of the Offered Shares
Offering price per share	$0.10
Net tangible book value per share as of March 31, 2023	$(0.15)
Increase in net tangible book value per share after giving effect to this offering	$0.11
Pro forma net tangible book value per share as of March 31, 2023	$(0.04)
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.14

Assuming the Sale of 75% of the Offered Shares
Offering price per share	$0.10
Net tangible book value per share as of March 31, 2023	$(0.15)
Increase in net tangible book value per share after giving effect to this offering	$0.09
Pro forma net tangible book value per share as of March 31, 2023	$(0.06)
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.16

Assuming the Sale of 50% of the Offered Shares
Offering price per share	$0.10
Net tangible book value per share as of March 31, 2023	$(0.15)
Increase in net tangible book value per share after giving effect to this offering	$0.07
Pro forma net tangible book value per share as of March 31, 2023	$(0.08)
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.18

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Assuming the Sale of 25% of the Offered Shares
Offering price per share	$0.10
Net tangible book value per share as of March 31, 2023	$(0.15)
Increase in net tangible book value per share after giving effect to this offering	$0.04
Pro forma net tangible book value per share as of March 31, 2023	$(0.11)
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.21

USE OF PROCEEDS

The table below sets forth the estimated proceeds we would derive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the Offered Shares, assuming the payment of no sales commissions or finder’s fees and assuming a per share offering price of $0.15, which represents the midpoint of the offering price range herein. There is, of course, no guaranty that we will be successful in selling any of the Offered Shares in this offering.

	Assumed Percentage of Offered Shares Sold in This Offering
	25%	50%	75%	100%
Offered Shares sold	3,333,750	6,667,500	10,001,250	13,335,000
Gross proceeds	$333,375	$666750	$1,000,125	$1,333,500
Offering expenses	10,000	10,000	10,000	10,000
Net proceeds	$323,375	$656,750	$990,125	$1,323,500

The table below sets forth the manner in which we intend to apply the net proceeds derived by us in this offering, assuming the sale of 25%, 50%, 75% and 100% of the Offered Shares. All amounts set forth below are estimates.

	Use of Proceeds for Assumed Percentage of Offered Shares Sold in This Offering
	25%	50%	75%	100%
Infrastructure	$12,500	$25,000	$37,500	$50,000
Legal & Accounting	20,000	40,000	50,000	70,000
SG&A / New Hires	32,500	65,000	102,500	125,000
Product Certification	15,000	30,000	45,000	60,000
Inventory	100,000	175,000	300,000	400,000
Sales & Marketing	50,000	100,000	150,000	200,000
Product Insurance	7,500	15,000	22,500	30,000
Packaging & Set-up Costs	10,000	20,000	30,000	40,000
Insurance Reimburse Costs	16,250	52,500	63,750	75,000
Licensing & Royalties	11,250	22,500	33,750	45,000
Web & App Development	18,750	37,500	56,250	75,000
Acquisitions & Partnerships	20,500	55,000	72,500	100,000
Working Capital	9,125	19,250	26,375	53,500
TOTAL	$323,375	$656,750	$990,125	$1,323,500

We reserve the right to change the foregoing use of proceeds, should our management believe it to be in the best interest of our company. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the industry in which we currently or, in the future, expect to operate, general economic conditions and our future revenue and expenditure estimates.

Investors are cautioned that expenditures may vary substantially from the estimates presented above. Investors must rely on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds of this offering for other purposes.

In the event we do not obtain the entire offering amount hereunder, we may attempt to obtain additional funds through private offerings of our securities or by borrowing funds. Currently, we do not have any committed sources of financing.

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PLAN OF DISTRIBUTION

In General

Our company is offering a maximum of 13,335,000 Offered Shares on a best-efforts basis, at a fixed price of $0.10 per Offered Share; any funds derived from this offering will be immediately available to us for our use. There will be no refunds. This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion.

In addition, the Selling Shareholders are offering a maximum of 676,923 Selling Shareholder Offered Shares, assuming they exercise all of the Selling Shareholder Warrants. We will not receive any of the proceeds from the sale of the Selling Shareholder Offered Shares in this offering. We will pay all of the expenses of the offering (other than the discounts and commissions payable with respect to the Selling Shareholder Offered Shares sold in the offering). (See “Selling Shareholders”).

This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion.

There is no minimum number of Offered Shares that we are required to sell in this offering. All funds derived by us from this offering will be immediately available for use by us, in accordance with the uses set forth in the Use of Proceeds section of this Offering Circular. No funds will be placed in an escrow account during the offering period and no funds will be returned, once an investor’s subscription agreement has been accepted by us.

We intend to sell the Offered Shares in this offering through the efforts of our Chief Executive Officer, Patrick E Bertagna. Mr. Bertagna will not receive any compensation for offering or selling the Offered Shares. We believe that Mr. Bertagna is exempt from registration as a broker-dealer under the provisions of Rule 3a4-1 promulgated under the Securities Exchange Act of 1934 (the Exchange Act). In particular, Mr. Bertagna:

● is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act; and

● is not to be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

● is not an associated person of a broker or dealer; and

● meets the conditions of the following:

● primarily performs, and will perform at the end of this offering, substantial duties for us or on our behalf otherwise than in connection with transactions in securities; and

● was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and

● did not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (iii) of Rule 3a4-1 under the Exchange Act.

As of the date of this Offering Circular, we have not entered into any agreements with selling agents for the sale of the Offered Shares. However, we reserve the right to engage FINRA-member broker-dealers. In the event we engage FINRA-member broker-dealers, we expect to pay sales commissions of up to 8.0% of the gross offering proceeds from their sales of the Offered Shares. In connection with our appointment of a selling broker-dealer, we intend to enter into a standard selling agent agreement with the broker-dealer pursuant to which the broker-dealer would act as our non-exclusive sales agent in consideration of our payment of commissions of up to 8.0% on the sale of Offered Shares effected by the broker-dealer.

Procedures for Subscribing

If you are interested in subscribing for Offered Shares in this offering, please submit a request for information by e-mail to Mr. Bertagna at: pbertagna@metalert.com; all relevant information will be delivered to you by return e-mail. Thereafter, should you decide to subscribe for Offered Shares, you are required to follow the procedures described in the subscription agreement included in the delivered information, which are:

●	Electronically execute and deliver to us a subscription agreement; and
●	Deliver funds directly by check or by wire or electronic funds transfer via ACH to our specified bank account.

Right to Reject Subscriptions

After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

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Acceptance of Subscriptions

Conditioned upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Offered Shares subscribed. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

This Offering Circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on our company’s page on the SEC’s website: www.sec.gov.

An investor will become a shareholder of our company and the Offered Shares will be issued, as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and we accept the investor as a shareholder.

By executing the subscription agreement and paying the total purchase price for the Offered Shares subscribed, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets certain minimum financial standards. (See “State Qualification and Investor Suitability Standards” below).

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Minimum Purchase Requirements

You must initially purchase at least $5,000 of the Offered Shares in this offering. If you have satisfied the minimum purchase requirement.

State Law Exemption and Offerings to “Qualified Purchasers”

The Offered Shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that the Offered Shares offered hereby are offered and sold only to “qualified purchasers”. “Qualified purchasers” include: (a) “accredited investors” under Rule 501(a) of Regulation D and (b) all other investors, so long as their investment in Offered Shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine, in our sole and absolute discretion, that such investor is not a “qualified purchaser” for purposes of Regulation A. We intend to offer and sell the Offered Shares to qualified purchasers in every state of the United States.

Issuance of Offered Shares

Upon settlement, that is, at such time as an investor’s funds have cleared and we have accepted an investor’s subscription agreement, we will either issue such investor’s purchased Offered Shares in book-entry form or issue a certificate or certificates representing such investor’s purchased Offered Shares.

Transferability of the Offered Shares

The Offered Shares will be generally freely transferable, subject to any restrictions imposed by applicable securities laws or regulations.

Advertising, Sales and Other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, articles and publications concerning industries relevant to our business operations or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Offered Shares, these materials will not give a complete understanding of our company, this offering or the Offered Shares and are not to be considered part of this Offering Circular. This offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Offered Shares.

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SELLING SHAREHOLDERS

The shareholders named in the table below are the “Selling Shareholders.” The Selling Shareholders intend to sell a total of 676,923 shares of our common stock (the Selling Shareholder Offered Shares) in this offering. However, the Selling Shareholders will be required to exercise the Selling Shareholder Warrants, in order to sell any of the Selling Shareholder Offered Shares hereunder.

None of the Selling Shareholders is an affiliate of our company. The Selling Shareholder Offered Shares to be offered by the Selling Shareholders named in this Offering Circular will, upon exercise of the Selling Shareholder Warrants, be “restricted securities” under applicable federal and state securities laws.

We will pay all of the expenses of this offering (other than the selling commissions payable with respect to the Selling Shareholder Offered Shares sold in this offering), but will not receive any of the proceeds from the sale of Selling Shareholder Offered Shares in this offering.

None of the Selling Shareholders is a broker-dealer or affiliated with a broker-dealer. Each of the Selling Shareholders may be deemed to be an underwriter of the shares of our common stock offered by the Selling Shareholders in this offering.

The Selling Shareholders intend to sell the Selling Shareholder Offered Shares in market transactions or in negotiated private transactions at the per share offering price of the Offering Shares, $0.10.

The table below assumes that all of the Company Offered Shares and all of the Selling Shareholder Offered Shares offered in this offering will be sold.

Name of Selling Shareholder	Position, Office or Other Material Relationship	# of Shares Beneficially Owned Before This Offering	% Beneficially Owned (1)	# of Shares to be Offered for the Account of the Selling Shareholder	# of Shares Beneficially Owned After This Offering	% Beneficially Owned (2)
Gregory Castaldo(3)	None	189,744	*	189,744	0	0%
Special Equities Opportunity Fund, LLC(4)	None	230,769	*	230,769	0	0%
Iroquois Master Fund, Ltd.(5)	None	170,940	*	170,940	0	0%
Iroquois Capital Investment Group, LLC(6)	None	85,470	*	85,470	0	0%

*	Less than 1%.
(1)	Based on 23,411,342 shares outstanding, before this offering.
(2)	Based on 36,746,342 shares outstanding, assuming the sale of all of the Company Offered Shares, after this offering.
(3)	The shares indicated as beneficially owned by this Selling Shareholder have not been issued, but underlie currently exercisable warrants, which comprise a portion of the Selling Shareholder Warrants. However, this Selling Shareholder will be required to exercise his Selling Shareholder Warrants, in order to sell any of his Selling Shareholder Offered Shares hereunder. The address of this shareholder is 3776 Steven James Drive, Garnet Valley, Pennsylvania 19060.
(4)	The shares indicated as beneficially owned by this Selling Shareholder have not been issued, but underlie currently exercisable warrants, which comprise a portion of the Selling Shareholder Warrants. However, this Selling Shareholder will be required to exercise its Selling Shareholder Warrants, in order to sell any of his Selling Shareholder Offered Shares hereunder. Special Equities Opportunity Fund, LLC is managed by Jonathan Schechter, Joseph Reda, and Andrew Arno. The address of this shareholder is 135 Sycamore Drive, Roslyn, New York 11576.
(5)	The shares indicated as beneficially owned by this Selling Shareholder have not been issued, but underlie currently exercisable warrants, which comprise a portion of the Selling Shareholder Warrants. However, this Selling Shareholder will be required to exercise his Selling Shareholder Warrants, in order to sell any of its Selling Shareholder Offered Shares hereunder. Iroquois Master Fund, Ltd. is managed by Richard Abbe and Kimberly Page. The address of this shareholder is 125 Park Avenue, 25th Floor, New York, New York 10017.
(6)	The shares indicated as beneficially owned by this Selling Shareholder have not been issued, but underlie currently exercisable warrants, which comprise a portion of the Selling Shareholder Warrants. However, this Selling Shareholder will be required to exercise his Selling Shareholder Warrants, in order to sell any of its Selling Shareholder Offered Shares hereunder. Iroquois Capital Investment Group, LLC is managed by Richard Abbe. The address of this shareholder is 125 Park Avenue, 25th Floor, New York, New York 10017.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 2,071,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share, (1) 1,000,000 shares of which have been designated “Series A Preferred Stock,” (2) 10,000 shares of which have been designated “Series B Preferred Stock” and 1,000 share of which have been designated “Series C Preferred Stock.”

As of the date of this Offering Circular, there were (a) 23,411,342 shares of our common stock issued and outstanding held by 206 holders of record, and 15,333,465 shares of our common stock reserved for the issuance upon the conversion of outstanding convertible instruments; (b) 13,846 shares of our Series A Preferred Stock issued and outstanding held by three holders of record; (c) three (3) shares of our Series B Preferred Stock issued and outstanding held by two (2) holders of record; and (d) 13 shares of our Series C Preferred Stock issued and outstanding held by four (4) holders of record.

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Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders, including the election of directors. Generally, all matters to be voted on by shareholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy. Except as otherwise provided by law, amendments to our Articles of Incorporation generally must be approved by a majority of the votes entitled to be cast by all outstanding shares of our common stock. Our Articles of Incorporation do not provide for cumulative voting in the election of directors. Holders of our common stock will be entitled to such cash dividends as may be declared from time to time by the Board from funds available. Holders of our common stock have no preemptive rights to purchase shares of our common stock. The issued and outstanding shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to receive pro rata all assets available for distribution to such holders.

Series A Preferred Stock

The Series A Preferred Stock have voting rights equal to two-thirds (2/3) of all the issued and outstanding shares of our common stock, shall be entitled to vote on all matters and shall have the majority vote of the board of directors. The Series A Preferred Stock lacks any dividend rights, does not have liquidation preference and is not convertible into shares of our common stock.

Series B Preferred Stock

The Series B Preferred Stock has a stated value of $1,000 per share and is convertible into shares of our common stock at fixed price of $0.0025 per share. Holders shall be entitled to receive, and our company shall pay, dividends on shares of Series B Preferred Stock equal (on an as-if-converted-to-common-stock basis) to and in the same form as dividends actually paid on shares of our common stock when, as and if such dividends are paid on shares of our common stock. No other dividends shall be paid on shares of Series B Preferred Stock, and the Series B Preferred Stock shall have no voting rights and have liquidation preference.

Series C Preferred Stock

The Series C Preferred Stock has a stated value of $1,000 per share and is convertible into shares of our common stock at fixed price of $0.015 per share. Holders shall be entitled to receive, and our company shall pay, dividends on shares of Series C Preferred Stock equal (on an as-if-converted-to-common-stock basis) to and in the same form as dividends actually paid on shares of our common stock when, as and if such dividends are paid on shares of our common stock. No other dividends shall be paid on shares of Series C Preferred Stock, and the Series C Preferred Stock shall have no voting rights and have liquidation preference.

Dividend Policy

We have never declared or paid any dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Shareholder Meetings

Our bylaws provide that special meetings of shareholders may be called only by our Board of Directors, the chairman of the board or our president, or as otherwise provided under Nevada law.

Transfer Agent

We have retained the services of VStock Transfer LLC, 18 Lafayette Place, Woodmere, New York 11598, as the transfer agent for our common stock. Vstock Transfer’s website is located at: www.vstocktransfer.com. No information found on VStock Transfer’s website is part of this Offering Circular.

BUSINESS

History

Our company was incorporated in the State of Nevada on April 7, 2006, as Deeas Resources, Inc. Effective March 14, 2008, our company acquired Global Trek Xploration, Inc., a California corporation founded in 2002, in a reverse-merger transaction. Our corporate name changed to GTX Corp. on March 10, 2008. Our corporate name changed to MetAlert, Inc. on August 12, 2022.

We currently have two wholly owned subsidiary C corporations, Global Trek Xploration, Inc. (“Global Trek Xploration”) and LOCiMOBILE, Inc. (“LOCiMOBILE”).

Utilizing GPS, cellular, Bluetooth Low Energy (“BLE”), Near Field Communications (“NFC”), Radio Frequency (“RF”), and WiFi technologies through a proprietary enterprise monitoring platform and licensing subscription business model, the Company offers a complete end to end solution of hardware, middleware, apps, connectivity, and professional services that can track and monitor people or assets at the touch of a button in real-time.

In addition to selling products and monthly service subscriptions, the Company also generates revenues through licensing its technology and intellectual property, custom development projects and the sale of OEM medical devices and supplies. Its products and services are sold and distributed through a global business to business (“B2B”) and business to consumer (“B2C”) network of customers, resellers, affiliates, distributors, non-profit organizations, local, state, and federal government agencies, police departments, manufacturers reps and retailers. Offering a variety of electronic and non-electronic devices and equipment, a proprietary Internet of things (“IoT”) enterprise monitoring platform and a licensing, subscription business model for its technology and intellectual property.

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Corporate Information

The Company is headquartered in Los Angeles, California, has a sales office in London, England, and distributors, in Canada, UK, Sweden, Norway and Denmark. Our principal executive offices are located at 117 West 9th Street, Suite 1214, Los Angeles, California 90015; our telephone number is (213) 489-3019; our corporate website is located at www.metalert.com. No information found on our company’s website is part of this Offering Circular.

Current Status

We conduct our operations through two wholly owned subsidiary corporations, Global Trek Xploration, Inc. and LOCiMobile, Inc.

Global Trek Xploration is a California corporation which engages in the business of, design, development, manufacturing, and sales of medical devices and supplies, and Global Positioning Satellite (“GPS”), Cellular, Radio Frequency (“RF”) Near Field Communications (“NFC”) WiFi and Bluetooth low energy (“BLE”) monitoring and tracking solutions. GTX is vertically integrated and provides hardware, software, and connectivity, delivering a location-based platform that enables subscribers to track in real time the whereabouts of people, or high valued assets. Our proprietary GPS devices, which consist of a miniature quad-band General Packet Radio Service (“GPRS”) transceiver, custom antenna, circuitry, battery, and inductive charging pad can be customized and integrated into numerous form factors. The finished products are then placed or worn so that their location and movement can be monitored in real time over the Internet through our 24x7 tracking portal or on a web-enabled cellular telephone. The tracking portal is fully scalable and has been licensed to several partners both in the U.S. and internationally. It is a secure platform equipped with a database, application-programming interface (“API”) for custom integration, and communication SMS gateway software and hardware. Subscriber internet communications are routed through the Company’s proprietary, fault-tolerant, carrier-class, and application-specific interface software. Our Location Data Center services are also offered to non-Global Trek Xploration products and hardware systems (i.e. handsets and personal electronics) of major electronics manufacturers through the offer and sale of exclusive licenses (either geographical, regional or product categories).

Markets that Global Trek Xploration is currently in, or is exploring, include:

● Families with members who have Alzheimer’s and or dementia, including developmentally challenged adults;

● Elder care support, life-style management, and e-health applications;

● Adults and children with cognitive disorders such as Autism and TBI;

● High value asset tracking and location capability of drones, bikes, motorcycles, containers, luggage, artwork, and other mobile valuable assets that require monitoring or tracking;

● GIG Economy mobile work force;

● Security for high-level executives, field workers, first responders, journalists, government employees;

● Military and law enforcement;

● Biometrics, health, safety, and wellness; and

● Accessories and peripherals.

LOCiMOBILE, Inc., our other wholly owned subsidiary, is a Nevada based corporation which develops and owns a suite of mobile tracking applications (“Apps”) that turn the latest Smartphones and tablets such as iPhone®, iPad, Google Android and other GPS enabled handsets into a tracking and location based real-time tracking device which can be viewed through the GTX IoT tracking portal from any internet connected device. In the enterprise market MetAlert is best known for the App, Track My Work Force, which allows employers to easily track and monitor the whereabouts and mileage of their employees, drivers and sales reps, through their Smartphone or tablet. The Company continues to rollout new and innovative products which will include a series of applications that will be geared for the enterprise user, by offering “private label” versions of our popular consumer Apps to companies looking for a more personalized and secure methods of keeping track of their employees. Our roadmap also consists of additional applications for the iPad, other tablets, smart TV’s, and more applications for the iPhone and Google Android operating systems. Our goal is to expand our user base community, increase the value of our brand, and generate revenues from App sales, monthly subscriptions, and advertising.

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Our Business

MetAlert, Inc. (OTC: MLRT) is a pioneer in location-sensitive health monitoring devices and wearable technology products for remote patient monitoring ($47 Billion - Industry - 2021) and wearable technology products ($174 Billion - Industry - 2030). MetAlert offers indoor/outdoor remote patient monitoring biometric health and wellness solutions with the potential for national insurance reimbursement and a long-term predictive A.I. big data play.

The company recently developed and launched SmartSole plus, a wearable medical monitoring device that acts like a hub for collecting health data in real-time wherever its users are, rather than only when they visit a doctor’s office. During the pandemic, the company recognized that a person’s overall health was key in terms of contracting Covid, its severity, and even life or death. It also observed that getting a checkup at a medical facility was sometimes perceived as a greater risk to someone’s health than underpinning health issues, revealing substantial and systemic issues with healthcare. This, along with some other converging factors, such as wide adoption of telehealth and related third-party payer approval, the ability for wireless networks to transmit large amounts of data in nanoseconds, and advancements in artificial intelligence, led the company to make the decision to expand its tracking and monitoring platform from location only to location and wellness.

With years of experience and an extensive patent portfolio with more than twenty-five patents, MetAlert provides solutions for consumers/patients afflicted with Alzheimer, Dementia, and Autism (ADA). This market represents approximately 2.9% of the world’s population (approximately 34 million people in 24 developed countries). Due to specific behaviors (problems with memory, adversity to wearing unknown items, etc.) consumers/patients in this market segment cannot use products such as an iPhone or Fitbit. This has created a significant market opportunity with very few competitors for MetAlert.

MetAlert’s flagship product is its award-winning, patented GPS SmartSole® tracking and monitoring solution, which is the world’s first invisible wearable technology GPS tracking device created for those at risk of wandering due to Alzheimer’s, dementia, autism, and traumatic brain injury. The GPS SmartSole is currently third party reimbursable through Medicaid or various insurance providers and government agencies in some U.S. States, Canada, Norway, and the UK. As part of its long-term growth strategy the Company is looking to expand and scale the third-party payer network to include national Medicare and additional countries.

The award-winning patented GPS SmartSole plus acts as a hub for collecting and transmitting data to the cloud in real-time, MetAlert is expanding its value proposition to consumers and increasing its revenue per user (RPU) while creating the largest database of health statistics for ADA consumers/patients. MetAlert generates revenue from product sales, recurring subscriptions, intellectual property licensing, and professional services. The company has international distributors servicing customers in over 35 countries and is an approved U.S. military government contractor. Customers include public health authorities and municipalities, emergency and law enforcement, private schools, assisted living facilities, NGOs, small business enterprises, senior care homes and consumers.

MetAlert is a steadfast company with significant potential that answers the “where is” question: such as, where is my mother, child, employee, soldier, pet, drone, artwork, or other high value assets, through our proprietary IoT (“Internet of Things”) enterprise platform, in a way that is affordable and unobtrusive. The Company has developed products and created partnerships to best serve the location-sensitive health monitoring business, specifically for people around the world with Alzheimer’s, Dementia, or Autism (ADA), a market size of over 34 million people.

The development of SmartSole plus created two significant new capabilities, better location data within large concrete structures utilizing Wi-Fi IP addresses, basically indoor tracking, and the ability to connect to other wearable medical devices through Bluetooth – turning the SmartSoles into a Data Hub.

Since inception, MetAlert has developed, sold and commercially launched numerous products, including, its GPS Smart Shoes, SmartSoles, Bluetooth Low Energy (“BLE”) SmartSoles, hand-held GPS tracking devices, a proprietary custom military personnel and asset tracking solution, a weapons tracker, pet tracker, infant tracker and more than 20 smartphone and tablet Apps, all supported by its hosted and scalable backend monitoring platform and intellectual property portfolio. And recently began distributing RoomMate, a 3D infrared supervision product that puts the company into the remote patient monitoring and fall detection business, which will expand the company’s footprint by the collection of vital data, along with increasing subscribers and subscription pricing.

The Company has multiple product lines comprising of its core wearable tech SmartSole line, Military line, OEM devices and supplies, professional services, Near Field Communications (NFC) asset tracking and intellectual property licensing. The business units generate various revenue streams, such as product sales, recurring subscriptions, software, and intellectual property (IP) licensing, fees for custom hardware and software development, along with professional consulting, support, and maintenance services. Many of its products are protected by MetAlert’s intellectual property portfolio of issued patents, licensed patents, patents pending, registered trademarks, copyrights, URLs and a library of proprietary hardware and software designs. MetAlert’s customer base ranges from the U.S. military, foreign military, public health authorities and municipalities, emergency, and law enforcement, first responders, private schools, assisted living facilities, NGOs, business enterprises, senior care homes and direct to consumer.

Media recognition is an important component of MetAlert’s marketing strategy and over the years, the company and its GPS SmartSole have been featured on CNN, Good Morning America, The Doctors, Fox News, Discovery Channel, ABC, NBC, CBS, The New York Times, LA Times, U.S.A. Today, the LA Business Journal, AARP, Keeping up with the Kardashians and numerous other television, radio, magazine, and newspaper media outlets worldwide. This free media is valued in millions of dollars.

The Company maintains several Internet websites, blogs and social media sites including; www.metalert.com, www.gtxmask.com, www.locimobile.com, www.trackmyworkforce.co, and www.gpssmartsole.com. Our annual reports, quarterly reports, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and other information related to this Company, are available, free of charge, on our corporate website as soon as we electronically file those documents with, or otherwise furnish them to, the Securities and Exchange Commission. The Company’s various Internet websites and the information contained therein, or connected thereto, are not, and are not intended, to be incorporated into this Annual Report on Form 10-K. Our principal executive offices are located at 117 W 9th Street, Los Angeles, California, 90015 and our main telephone number is (213) 489-3019. The information on, or that can be accessed through, our websites is not part of this report, and you should not rely on any such information in making any investment decision relating to our common stock.

Our business is comprised of one reportable segment.

We are a “smaller reporting company” as defined in the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

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Business Units

1) Tracking and Monitoring Technology - Our SmartSole line of wearable footwear technology is designed for people with cognitive memory disorders, such as Alzheimer’s, dementia, autism, and traumatic brain injury (“TBI”). Approximately 9 million people in the U.S. and over 100 million worldwide expected to reach 277 million by 2050 fall under this umbrella of people with cognitive disorders. Typically, these people tend to wander and require some wander guard technology and remote oversight. The SmartSoles are comfortable orthotic insoles embedded with a GPS and cellular tracking module, so that a caregiver can know in real time where a loved one is at the touch of a button from any smartphone or computer. The Company also leverages its technology platform for use in high value asset tracking such as drones, small light weight cargo, and other high value mobile assets that require a robust, small footprint and low power consumption hardware and software platform. MetAlert has been working on expanding this unit to include Short Range and Logistics tracking, utilizing BLE and NFC technology for tracking valuable assets across the supply chain, such as expensive clothing, wines, foods, or pharmaceuticals. BLE - Bluetooth Low Energy and NFC - Near Field Communication - are a short-range wireless protocol that triggers data exchange from one device to another. The chip is about the size of a nickel and can be attached, embedded, sewn, glued, embroidered, and even ironed on or otherwise affixed to just about any person or product, including print materials, packaging, and wearables.

2) Medical Supplies - In 2020 the Company expanded its product line from medical devices to high quality Health & Safety protective equipment and supplies, ranging from hearing assisted technology to masks, sanitizing equipment, UV sterilization equipment, and rapid test kits. With many of its products made or sourced in the U.S. This business unit was significant during Covid, however moving forward we will adjust the unit size to account for market conditions and market demands.

3) IP and Technology licensing- many of our patents were issued over the past 10 years and we continue to add new patents to our portfolio, and as GPS and wearable technology becomes more ubiquitous and used in numerous products, the MetAlert intellectual property portfolio is garnering interest within the tech community. MetAlert is engaged in a licensing and monetization campaign. Over 150 companies that could potentially license some or all our IP have been identified and so far, the Company has signed 14 licensing agreements and generated over $1 million dollars in license fees.

Corporate Strategy

MetAlert is a company with a clear mission and an innovative approach to healthcare technology. The company’s focus on remote patient monitoring and location-sensitive health monitoring devices has tremendous potential, particularly in the rapidly growing market for Alzheimer’s, Dementia, and Autism (ADA) patients. The recent launch of SmartSole plus and the distribution of RoomMate are significant milestones that demonstrate the company’s commitment to expanding its product offerings and growing its customer base, subscriber base and revenue per user (RPU)

Management’s corporate strategy is to continue to build and grow MetAlert as a health & safety medical and wearable technology company that provides turnkey solutions for the consumer, enterprise, and government. Most of the MetAlert tracking and monitoring products are sold with a monthly, quarterly, or annual subscription service plan or licensing fees ranging from $2.00 to $100.00, per month per monitored asset. In addition to product sales and recurring subscription fees, the Company also generates revenues through software and IP licensing. Many of our patents have filing dates going back to 2004, 2005 and 2006, have ongoing open continuations, with many of patent claims being used in the marketplace today, providing an opportunity for the Company to license its IP to other technology companies. Part of our strategy is to identify new companies or existing companies that launch new products that are potential licensee candidates.

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Industry Overview

Smart wearable technology is becoming ubiquitous, and it is starting to find its way into all parts of the global society. Miniature electronic devices that are worn by a person, commonly referred to as wearables, are continuing a strong upward trajectory evident by the likes of Nike, Garmin, Google, Samsung, Apple, Verizon and a host of other fortune 100 companies that have entered into this space. Wearable Technology is on the rise in personal fitness, wellness, healthcare, and business use. CCS Insight (a provider of market information, data analysis and market intelligence) recently updated its outlook on the future of wearable tech, indicating that 411 million smart wearable devices, worth a staggering $34 billion, were be sold in 2020.

Location-Based Services (LBS) and Real-Time Location Systems (RTLS), published by Markets and Markets, are expected to grow from USD 16.0 billion in 2019 to USD 40.0 billion by 2024, at a Compound Annual Growth Rate (“CAGR”) of 20.1%. This growth will be fueled because it is now possible for a network of physical objects (humans, vehicles, buildings, infrastructure, equipment of all shapes and types) to collect and exchange data and to communicate and work together. This enables devices, sensors and systems to operate autonomously in pursuit of goals and objectives set by the human architects of the system. We believe that accurately identifying the location of a person or assets in real time will be a key driver in many applications for the consumer, enterprise, and government sectors.

The Caregiving Innovation Frontiers (“CIF”) study by the Longevity Network, used analysis and research from Parks Associates found that an estimated 117 million Americans will need assistance of some kind by 2022, but the number of unpaid caregivers is only expected to reach 45 million in the same year. This demand represents a $279 billion revenue opportunity over the coming years across six different business areas identified in the study, with 80% of spending being out-of-pocket costs. Technology solutions and remote health monitoring systems that enable family caregivers to monitor the location of elderly persons could provide key relief, according to the report. The CIF report outlined six areas for business opportunities, with huge potential for revenue grabs. Technology represents an opportunity across all the service areas, according to the Association of American Retired Persons (AARP). Most family caregivers (67% of them) want to use technology to monitor their loved one’s health and safety, but only about 10% are doing so right now, leaving a lot of room for growth.

In our ever-mobile society, it helps to know where we are and where we are going. Same with caregivers of seniors suffering from Alzheimer’s and dementia, freight forwarding companies wanting to know where their packages are, and employers wanting to know where their field workers are. Many parents desire to have the ability to know where their children are and where they are going. Having such information is now possible with access to real-time information delivered on-demand through miniaturized, low power consumption locator systems and technologies such as ours.

The rising need for real-time location systems (RTLS) and wearable location-based services (LBS) is influenced by several factors, among them:

● Universal awareness and expanding penetration of GPS enabled mobile smartphones & tablets (estimated 2 billion devices).

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● Personal and asset security concerns affecting a greater portion of the population. This includes the increased awareness related to global terrorism, active shootings, natural disasters, and general unrest.

● Increasing numbers of elderly or memory impaired (Alzheimer’s, dementia, autism, etc. approximately 9 million in U.S. and according to the World Health Organization who estimates that Alzheimer’s will reach 135 million worldwide by 2050).

● Corporations needing to manage worker productivity, efficiency, and logistics.

● Government agencies, law enforcement and military need to track personnel and assets.

● Massive lifestyle adoption of location-based advertising and social networking.

MetAlert’s management believes that more and more consumers, enterprises, and government agencies are realizing the importance of using tracking and monitoring information technology. The technology growth story has long focused on the consumer, but as enterprises in every industry sector, including the government sector, look to technology to facilitate and transform their own operations, the opportunities for technology companies have broadened considerably. The following information illustrates the ways in which various tech markets are expected to grow.

The LBS and RTLS market have grown considerably over the past few years and is expected to grow further with increasing portable personal digital assistant (“PDA”) based e-commerce. The overall market is expected to grow from $15.04 billion in 2016 to $77.84 billion by 2021, at a CAGR of 38.9%.

Government Regulation

We are subject to federal, state and local laws and regulations applied to businesses generally as well as FCC, IC and CE wireless device regulations and controls. We believe that we are in conformity with all applicable laws in all relevant jurisdictions. We do not believe that our operations are subject to any environmental laws and regulations of the United States nor the states in which they operate.

Because our SmartSoles are sold globally, our certification’s not only cover domestic regulations and controls but the international regulations and controls required under FCC, RED, CE and IC certifications.

Description of Property

We have executive, administrative and operating offices located at 117 West 9th Street, Suite 1214, Los Angeles, California 90015. Our office space is approximately 1,600 square feet and consists of executive and administrative work space for a base rent of $1,710 per month, on a month-to-month basis. We own no real property.

Employees

As of the date of this Offering Circular, we had eight full-time and part-time employees, along with three consultants and two commission-based sales personnel. Any selling, marketing, technical, IT and/or software development work that is not handled by our employees, advisors, or sales personnel is outsourced to qualified contractors and consultants. We have over a dozen active outside consultants and contractors that are hired on an as needed basis.

LEGAL PROCEEDINGS

From time to time, we may become involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of this Offering Circular, our company is not a party to any pending litigation matters.

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MANAGEMENTS DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

The following discussion and analysis should be read in conjunction with our financial statements and related notes, beginning on page F-1 of this Offering Circular.

Our actual results may differ materially from those anticipated in the following discussion, as a result of a variety of risks and uncertainties, including those described under Cautionary Statement Regarding Forward-Looking Statements and Risk Factors. We assume no obligation to update any of the forward-looking statements included herein.

Overview

MetAlert, Inc. (OTC PINK: MLRT) and its subsidiaries (currently, Global Trek Xploration, Inc. and LOCiMOBILE, Inc.) are engaged in designing, developing, manufacturing, distributing, selling and licensing products, services and intellectual property in the GPS/BLE wearable technology, personal location, wandering assistive technology, and health data collection and monitoring. Global Trek Xploration focuses on hardware and software design and development of products and services by offering a Global Positioning System (“GPS”), Bluetooth Low Energy (“BLE”) and cellular location platform that enables subscribers to track in real time the whereabouts of people, pets or high valued assets through a miniaturized transceiver module, wireless connectivity gateway, middleware and viewing portal. LOCiMOBILE, Inc. has developed and owns LOCiMobileTM, and Track My Work Force (“TMWF”), a suite of mobile tracking applications that turn the iPhone, Android, and other GPS enabled handsets into a tracking device which can then be tracked from handset to handset or through our Location Data Center tracking portal and which allows the user to send a map to the recipient’s phone showing the user’s location.

With over 20 years of experience and an extensive patent portfolio, MetAlert is a leading solution provider for consumers/patients afflicted with movement, cognitive and spatial awareness disorders. This market represents approximately 2.9% of the world’s population. The Company offers global end-to-end hardware, software, and connectivity solutions, in addition to developing two-way tracking technologies, which seamlessly integrate with consumer products, enterprise and government agency applications. Utilizing the latest in miniaturized, low power consumption GPS, Cellular, RF, NFC, and BLE technologies, enabling caregivers to track and monitor patients in real time. Known for its game-changing and award-winning patented GPS SmartSole® — think Dr. Scholl’s meets LoJack, the world’s first invisible wearable technology tracking device created for those at risk of wandering due to Alzheimer’s, dementia, autism, and traumatic brain injury. MetAlert’s subscription-based business model is built around technology innovation with intellectual property protection. The company has international distributors servicing customers across the globe with subscribers in over 40 countries and is a U.S. Military Government contractor. Other customers include public health authorities, municipalities, emergency and law enforcement, private schools, assisted living facilities, NGOs, small business enterprises, senior care homes and consumers.

Overview

As we started planning our 2023 roadmap, we worked with our suppliers to gear up our production for the 4G SmartSoles while preparing them for commercial certification. We conducted meetings with our key suppliers in order to start looking at ways to scale up production and bring down our costs, we came up with several new methods of manufacturing and a design change in the insole itself. We do not expect these proposed changes to impact our production and these improvements will run in parallel to our ongoing production, however we believe once fully implemented we could see a 10% to 18% reduction in costs and a 25% increase in production capacity. We are looking at utilizing labor across the border in Mexico for certain labor intensive processes while also looking at an entire different way to embed the electronics inside the insoles, which will not only reduce costs but add a lot more access to the electronics post production, giving our customer service team more tools to better serve our customers. As we continue to hear from our larger customers, all of this work in process is intended to best position the product for larger government and enterprise applications and contracts. After listening to many of our customers and potential new customers, we believe our new 4G platform with Wi-Fi and BLE is very much in line with current market demands and well positioned once we scale production and lower costs to take advantage of that demand. Historically the SmartSole has always been a very innovative product, but this latest version has the foundation to make it not only innovative but also ready for large scale global commercial deployment.

Throughout the quarter we continued selling down our PPE inventory to the point where we sold out of many of our products and in fact had to reorder some products just to fill orders when they came in. Overall, we did not have to take any inventory markdowns as we transitioned out of COVID and continue to be able to supply customers on an as needed basis by buying small quantities from key suppliers with whom we have maintained good relationships.

With businesses opening back up and overall general travel picking back up we saw a 4% increase in B2B sales from Q4 of 2022 in Europe. Overall revenues were down by 57% compared to the previous comparable period but we also recognized a 25% decrease in operating expenses. As we continue to ship back orders and fill new orders we expect our subscriptions to start ramping back up in the second quarter. We also saw continued demand for the new 4G SmartSoles with several thousand units forecasted over the next six months just from our international distributors.

Until recently, our NFC product sales have been limited and only sold direct to consumer (B2C). However, during the first quarter of 2022 we expanded our NFC sales into B2B channels and started providing NFC chips along with professional services to a startup company called Endsate. This company designs and manufactures high end sneakers embedded with NFT and NFC technology that unites the experience from digital art to physical products, which provides the ability to wear the sneakers in the metaverse. During the first quarter of 2023 we saw a 76% increase in this part of our business compared to the previous quarter.

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On the business development front, we have not been able to find a path forward to complete the acquisition of Traktec. Under SEC rules the company being acquired must have auditable financial records for at least 2 previous years, and while conducting our due diligence we realized that their books were not kept in a way that could be easily audited. This is not uncommon with small private companies that they typically do not meet the requirements of the Public Company Accounting Oversight Board (PCAOB), but unfortunately that is required to complete an audit and eligible to be acquired. We are still working with their senior management team to explore other paths to work together such as a licensing deal or perhaps an asset purchase.

We did continue to work with our Telehealth partner Hands Free Health (HFH) which will provide real-time telehealth access via Walmart Health Virtual Care (WHVC). We expect to get everything finalized in the coming weeks and prepare for the launch of that product/service, which we expect to play a key role in the SmartSole expansion plan. As we drive towards Medicare reimbursement codes having access to a virtual doctor who could diagnose a person with Alzheimer’s or dementia would then be able to provide a prescription for the SmartSoles based on the diagnoses. This should help facilitate access to SmartSoles by people who require financial assistance.

There is no way to sugar coat this, our numbers were disappointing and we are being faced with many challenges, which we have little to no control over. The markets are volatile, inflation combined with lingering supply chain issues, increasing interest rates and a possible recession in the forecast, all of which is restricting access to capital.

However, we have weathered storms in the past, we know how to keep our expenses low, and our new 4G SmartSoles are the best product we have ever launched. There is a lot of functionality built into the platform that will attract a much wider audience than we were able to attract in the past. This means our mission to positively impact millions of lives is still strong. The product is now made in the U.S. and has better encryption, which opens up more opportunities for us to sell to government agencies. The product works outdoors and indoors, again opening up more opportunities, and several European countries have approved the product for partial or full reimbursement which we see as a possible harbinger for us in the U.S.

Sources of Revenue

Our main sources of revenue are product sales, recurring subscriptions, technology and intellectual property licensing, and professional services.

Product Sales.

● During 2021 the majority of our product sales came from medical supplies, as determined by COVID-19 demand.

● Post COVID we expect the majority of our product sales will consist of our core products lines, i.e. SmartSoles, Take-Along-Trackers and other hardware related tracking technologies.

Other Revenue.

● Subscription monitoring fees - charged to customers/subscribers for our web-based tracking and information services.

● Licensing of our patents, technology and software platforms.

● Professional fees for new product designs and support and maintenance of existing products.

● Other – including non-compete agreements.

Costs and Expenses

Cost of Revenue.

● Hardware - consists primarily of manufacturing and assembly of raw materials.

● Recurring – usage fees for data and 24/7 access to our platform.

● Licensing – legal, USPTO and related filing fees and maintenance fees and engineering development costs.

Operating Expense.

● Operating expenses consists primarily of SG&A, which includes, but is not limited to payroll, rent, infrastructure and communication, professional fees and other related office expenses.

Sales and Marketing Expense.

● Sales and marketing expenses for the purchase of advertising time/space.

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Other Expense.

● Depreciation and amortization expense.

Research and Development Expense.

● Consists of costs related to the development of new products.

Key Business Metrics

In addition to our GAAP financial information, we utilize several performance indicators. Below are several key metrics we use to manage and evaluate our business, measure our performance, identify trends affecting our business and make strategic decisions:

● Number of new customers

● Number of subscribers, current, new and churn;

● Number of new product launches;

● Number of new geographical territories; and

● Number of 3rd party payers, i.e. Medicare.

Result of Operations

Three Months Ended March 31, 2023 and 2022.

The following table summarizes our statements of operations for the three months ended March 31, 2023 and 2022.

	Three Months Ended March 31,
	2023		2022
	$	% of Revenues	$	% of Revenues

Product sales	54,391	75%	132,680	79%
Service income	18,302	25%	35,836	21%
IP royalties	-	0%	-	0%
Total revenues	72,693	100%	168,516	100%
Cost of products sold	26,063	36%	87,945	52%
Cost of service revenue	4,305	6%	6,918	4%
Cost of licensing revenue	-	0%	-	0%
Cost of goods sold	30,368	42%	94,863	56%
Gross profit	42,325	58%	73,653	44%

Operating expenses:
Wages and benefits	123,645	170%	123,766	73%
Professional fees	31,524	43%	98,162	58%
Sales and marketing expenses	-	0%	10,541	6%
General and administrative	65,869	91%	61,107	36%
Total operating expenses	221,038	304%	293,576	174%

Gain/(loss) from operations	(176,712)	-246%	(219,923)	-131%

Other (expense)/income, net	(70,433)	-97%	24,538	15%
Net income/(loss)	(249,146)	-343%	(195,385)	-116%

Revenues. Revenues were $72,693 for the three months ended March 31, 2023, compared to $168,516 for the three months ended March 31, 2022, representing a decrease of 57%, This decrease was primarily driven from transitioning out of direct-to-consumer PPE sales into our core B2B business.

During the period ended March 31, 2023, the Company’s customer base and revenue streams were comprised of approximately 78.43% B2B (Wholesale Distributors and Enterprise Institutions), 21.57% B2C (consumers and government agencies who bought on the behalf of consumers, through our online ecommerce platform and through Amazon, Google and iTunes), 0% IP (our monetization campaign from consulting, licensing and asserting our patents) and 0% Military and Law Enforcement.

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During the period ended March 31, 2022, the Company’s customer base and revenue streams were comprised of approximately 71.61% B2B (Wholesale Distributors and Enterprise Institutions), 28.39% B2C (consumers and government agencies who bought on the behalf of consumers, through our online ecommerce platform and through Amazon, Google and iTunes), 0% IP (our monetization campaign from consulting, licensing and asserting our patents) and 0% Military and Law Enforcement.

Cost of Goods Sold. Cost of goods sold were $30,368 for the three months ended March 31, 2023 compared to $94,863 for the three months ended March 31, 2022, representing a decrease of 68%. This decrease was primarily due to the shift form COVID related PPE’s with less margins, to the higher margin 4G SmartSoles. As a result, total gross margin, increased from 44% in fiscal 2022 to 49% in fiscal 2023.

We expect our margins to increase once we start ramping up our subscriptions and licensing and sell more of our proprietary products like our SmartSoles, where we have no competition. Our overall gross margin was slightly lower in 2022, predominately because most of our revenues came from product sales which require competitive pricing, and that includes shipping charges. In order to be competitive with the major online retailers (many of them include free shipping) we had to reduce our shipping charges to be in line with competitors.

Wages and Benefits. Wages and benefits stayed consistent with a 0% difference in three months ended March 31, 2023 as compared to three months ended March 31, 2022.

Professional Fees. Professional fees consist of costs attributable to consultants and contractors who primarily spend their time on legal, accounting, product development, business development, corporate advisory services and shareholder communications. Such costs decreased $66,637 or 68% in the three months ended March 31, 2023 as compared to in the three months ended March 31, 2022. Even though some professional fees have decreased as more responsibilities were transferred from outside contractors and consultants to in-house personnel. Those fees related to investor relations and business development have increased due to new products lines and the impending release of the company’s updated SmartSole products.

Sales and Marketing Expenses. Sales and marketing expenses decreased by 100% or $10,541 in three months ended March 31, 2023 in comparison to the three months ended March 31, 2021. The decrease was primarily due to the release of the new 4G SmartSole.

General and Administrative. General and administrative costs in three months ended March 31, 2023 increased by $4,761 or 8% in comparison to the three months ended March 31, 2022, mostly due to increases in investor relations expense.

Other Income/(Expense), Net. Other expense, net decreased 387% or $94,970 in the three months ended March 31, 2023 compared to the three months ended March 31, 2022. This decrease was primarily as a result of the gain of $67,870 from the forgiveness of CARE loans in Q1 2022 not realized in Q1 2023, as well as increases in interest expense, the amortization of debt discounts and financing costs.

Net Income/(Loss). Net loss increased by 28% or $53,761 from Q1 2023 to Q1 2022 primarily as a result of the gain of $67,870 from the forgiveness of CARE loans in Q1 2022 not realized in Q1 2023, as well as increases in interest expense, the amortization of debt discounts and financing costs.

Year Ended December 31, 2022 and 2021.

The following table summarizes our statements of operations for the years ended December 31, 2022 and 2021.

	Years ended December 31,
	2022		2021
	$	% of Revenues	$	% of Revenues

Product sales	213,306	64%	407,357	69%
Subscription and other revenue	121,300	36%	182,083	31%
IP royalties	-	-%	-	-%
Total revenues	334,606	100%	589,440	100%
Cost of goods sold	189,758	57%	334,186	57%
Gross Margin	144,848	43%	255,254	43%

Operating expenses:
Wages and benefits	509,064	152%	501,544	85%
Professional fees	757,371	226%	337,627	57%
Sales and marketing expenses	22,733	7%	75,391	13%
General and administrative	226,055	68%	245,238	42%
Total operating expenses	1,515,223	453%	1,159,800	197%

Gain/(loss) from operations	(1,370,375)	-410%	(904,546)	-153%

Other expense/income, net	(132,712)	-40%	(295,912)	-48%
Net loss	(1,503,087)	-449%	(1,200,458)	-204%

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Revenues. Revenues as a whole in fiscal 2022 decreased by 43% or $254,834 in comparison to fiscal 2021 mostly as a direct result from the overall setbacks transitioning out from COVID, and back into our core remote patient monitoring business. For most of 2022 we experienced delays due to the massive global disruptions in supply chains. For our core product the GPS SmartSole, we source our electronic components from all over the world, which led to our inability to get all of our components on a timely basis, thereby significantly prohibiting us from being able to manufacture the quantities we needed to meet customer demands.

During the year ended December 31, 2022, the Company’s customer base and revenue streams were comprised of approximately 62% B2B (Wholesale Distributors and Enterprise Institutions), 37% B2C (consumers and government agencies who bought on the behalf of consumers, through our online ecommerce platform and through Amazon, Google and iTunes), 0.00% IP (our monetization campaign from consulting, licensing and asserting our patents) and 1.00% Military and Law Enforcement.

During the year ended December 31, 2021, the Company’s customer base and revenue streams were comprised of approximately 37.57% B2B (Wholesale Distributors and Enterprise Institutions), 60.70% B2C (consumers and government agencies who bought on the behalf of consumers, through our online ecommerce platform and through Amazon, Google and iTunes), 0.00% IP (our monetization campaign from consulting, licensing and asserting our patents) and 1.73% Military and Law Enforcement.

Cost of Goods Sold. Cost of goods sold decreased by 43% or $144,428 during fiscal year 2022 in comparison to fiscal year 2021, due to lower sales. As a result, total gross margin, remained basically steady at 43% in fiscal 2022 and 2021.

Wages and Benefits. Wages and benefits for fiscal year 2022 increased by $7,520 or 1% as compared to fiscal year 2021.

Professional Fees. Professional fees consist of costs attributable to consultants and contractors who primarily spend their time on legal, accounting, product development, business development, corporate advisory services and shareholder communications. Such costs increased $419,744 or 124% in fiscal year 2022 compared to fiscal year 2021. This was as a result of stock-based compensation related to investment banking and consulting services.

Sale and Marketing Expenses. Sales and marketing expenses decreased by 70% or $52,658 during fiscal year 2022 in comparison to fiscal year 2021. Primarily due to a large PPE campaign in 2021, that was not used in 2022 as the Covid response waned.

General and Administrative. General and administrative costs during fiscal year 2022 decreased by $19,184 or 8%, in comparison to fiscal year 2021, mostly due to decreases in accrued expenses and the reduction in the bad debt allowance as customers paid down outstanding accounts receivable.

Other Expense/Income, Net. Other expense/income in fiscal year 2022 decreased 163,200 or 55%, in comparison to fiscal year 2021. This is primarily as a result of decreases in losses from the extinguishment of debt, and the reduction of the amortization of debt discounts, and the forgiveness of CARE and EDD loans and refunds.

Net Loss. Net loss during fiscal year 2022 increased by $302,629, or 25%, in comparison to the net loss incurred during fiscal year 2021 primarily as a result of the decrease in PPE related sales as the pandemic crisis ebbed and as the supply chain delays and an electronic component recall delayed the full start of our SmartSole 4G launch.

Liquidity and Capital Resources

March 31, 2023. As of March 31, 2023, we had $4,671 of cash and cash equivalents, and a working capital deficit of $3,418,734, compared to $8,534 of cash and cash equivalents and a working capital deficit of $3,233,210 as of December 31, 2022.

During the three months ended March 31, 2023, our net loss was $249,146 compared to a net loss of $195,385 for the three months ended March 31, 2022. Net cash used in operating activities in the three months ended March 31, 2023 and in the three months ended March 31, 2022 was $49,301 and $141,695, respectively.

Net cash used in investing activities during the three months ended March 31, 2023 and March 31, 2022 was $0, respectively.

Net cash provided by financing activities during the three months ended March 31, 2023 was $45,437 and consisted of $65,000 received for the issuance of debt, $7,000 from the use of the line of credit, and payments to the line of credit of $26,563. Net cash provided by financing activities during the three months ended March 31, 2022 was $25,000 and consisted of $25,000 received for the conversion of warrants. This represents a decrease of 5% in cash provided by financing activities, which is directly related to the Company working to reduce the reliance on any outside funding.

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Because revenues from our operations have, to date, been insufficient to fund our working capital needs, we currently rely on the cash we receive from our financing activities to fund our growth, capital expenditures and to support our working capital requirements. The sale of our products and services is expected to enhance our liquidity in 2023, although the amount of revenues we receive in 2023 still cannot be estimated.

Until such time as our products and services can support our working capital requirement, we expect to continue to generate revenues from our other licenses, subscriptions, international distributors, hardware sales, professional services and new customers in the pipeline. However, the amount of such revenues is unknown and is not expected to be sufficient to fund our working capital needs. For our internal budgeting purposes, we have assumed that such revenues will not be sufficient to fund all of our planned operating and other expenditures during 2023. In addition, our actual cash expenditures may exceed our planned expenditures, particularly if we invest in the development of improved versions of our existing products and technologies, and if we increase our marketing expenses. Accordingly, we anticipate that we will have to continue to raise additional capital in order to fund our operations in 2023. No assurance can be given that we will be able to obtain the additional funding we need to continue our operations.

In order to continue funding our growth, IP and working capital needs and new product development costs, during the first quarter of 2023 we continued to draw down on our credit line to fund purchase orders. However, no assurance can be given that the investor will provide the funding, if and when requested by us.

December 31, 2022. As of December 31, 2022, we had $8,534 in cash and $8,045 of other current assets, and $3,334,542 of current liabilities, resulting in a working capital deficit of $3,233,209 compared to $138,342 in cash and a working capital deficit of approximately $2,829,165 as of December 31, 2021.

Net cash used in operating activities was $506,950 for fiscal 2022 compared to net cash used of $497,684 for fiscal 2021, an increase of 1.86%. The increase in net cash used in operating activities was largely attributed to the net change in non-cash items that includes: stock based compensation, loss on the extinguishment of debt, the elimination of derivative income and the interest and financing costs on note assignments and the net change in operating assets and liabilities that includes increased spending for inventory, the payment of accounts payable and accrued expenses, including interest expense attributable to the reduction in debt.

Net cash used by investing activities during fiscal 2022 was $3,308 and net cash provided by investing activities during fiscal year 2021 was $98,763, respectively and consisted of the purchase of intangible assets in 2022 and proceeds from the sale of marketable securities in 2021.

Net cash provided by financing activities during fiscal 2022 was $380,450 and consisted of proceeds totaling $145,000 in proceeds from the issuance of debt, $25,000 from the conversion of warrants, $180,000 from proceeds from the Reg A, and proceeds from the line of credit of $144,118 with payments on debt and the lines of credit of $113,668. Net cash provided by financing activities during fiscal 2021 was $657,877 and consisted of proceeds totaling $675,000 in proceeds from the sale of preferred shares of stock with payments on debt and the lines of credit of $17,123.

We expect to continue to generate revenues from all our business units from existing product sales, recurring subscriptions, software and Intellectual Property licensing, military and professional services. We also expect to see new revenues come in from recently launched products and products that are scheduled for launch throughout 2022 however, even though existing product sales and recurring subscriptions are starting to become more consistent, the amount of revenues is still unpredictable and may not be sufficient to fund all our working capital needs. Accordingly, we anticipate that we will have negative cash flow from our operations and, therefore, will have to raise additional capital in order to fund our operations in 2023.

In order to continue funding our working capital needs and our product development costs we continued to draw upon our Lines of Credit with our bank (see Notes Payable Footnote 8 in our Financial Statements included herein for more information), which resulted in $144,118 of draws and repayments of $69,467 against this balance in fiscal year 2022. Further, the Company continues to raise capital through an Offering Statement on Form 1-A, filed on October 15, 2021 and qualified on October 27, 2021, which has resulted in proceeds totaling $180,000 in 2022.

In fiscal 2021, we did not draw upon our Lines of Credit with an accredited investor or our bank (see Notes Payable Footnote #b for more information), as the Company only made payments of $15,000. In fiscal 2020 we had $139,319 in draws and repayments of $215,604 against this balance. Additionally, during 2020, we entered into a Securities Purchase Agreement (“SPA”) with three accredited investors which led to a $675,000 infusion of cash in return for Preferred B shares, Preferred C shares and Warrants in 2021.

Subsequent to October of 2018 and through the end of 2022, except for a government backed PPP loan, Lines of Credit and the exchange of employee payables for long-term notes, the Company has not taken any new debt.

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In addition to continuing to incur normal operating expenses, we intend to continue our research and development efforts for our various technologies and products, including hardware, software, interface customization, and website development, and we also expect to further develop our sales, marketing and manufacturing programs associated with the commercialization, licensing and sales of our GPS devices and technology. We currently do not have sufficient capital on hand to fully fund our proposed research and development activities, which lack of product development may negatively affect our future revenues.

As noted above, based on budgeted revenues and expenditures, unless revenues increase significantly, we believe that our existing and projected sources of liquidity may not be sufficient to satisfy our cash requirements for the next twelve months. Using currently available capital resources, management believes we can conduct planned operations for 120 days. Accordingly, management believes we need to raise a minimum of $500,000 to remain in business for the next 12 months, which may be accomplished the sale of equity or debt securities. The sale of additional equity securities will result in additional dilution to our existing stockholders. Sale of debt securities could involve substantial operational and financial covenants that might inhibit our ability to follow our business plan. Any additional funding that we obtain in a financing is likely to reduce the percentage ownership of the Company held by our existing security-holders. The amount of this dilution may be substantial based on our current stock price, and could increase if the trading price of our common stock declines at the time of any financing from its current levels. We may also attempt to raise funds through corporate collaboration and licensing arrangements. To the extent that we raise additional funds through collaboration and licensing arrangements, we may be required to grant licenses on terms that are not favorable to us. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain the needed additional funding, we may have to further reduce our current level of operations, or, may even have to totally discontinue our operations.

We are subject to many risks associated with businesses at our stage, including the above discussed risks associated with the ability to raise capital. Please see the section entitled “Risk Factors” for more information regarding risks associated with our business.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Inflation

Inflation and changing prices have had effects on our net sales and revenues and our income from continuing operations over our two most recent fiscal years. Our costs on both materials and labor have risen between 10-25% across the board, thereby affecting our margins. These cost increases will be offset over time with pricing adjustments, when possible.

Going Concern

The consolidated financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has a stockholders’ deficit of $3,505,487 and negative working capital of $3,418,734 as of March 31, 2023 and used cash in operations of $49,301 during the current period then ended. A significant part of our negative working capital position at March 31, 2023 consisted of $1,107,454, of amounts due to various accredited investors of the Company for convertible promissory notes, loans and a letter of credit, net of discount. The Company anticipates further losses in the development of its business. (See “Risk Factors—Risk Factors Regarding Our Company”).

The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company’s ability to raise additional capital through the future issuances of debt or equity is unknown. The obtainment of additional financing, the successful development of the Company’s contemplated plan of operations, or its attainment of profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

Critical Accounting Policies and Estimates

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

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We have identified the following critical accounting policies that are most important to the portrayal of our financial condition and results of operations and that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The following is a review of the more critical accounting policies and methods used by us.

Revenue Recognition. The Company recognizes revenue in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606), (“ASC 606”). The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which include (1) identifying the contract or agreement with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied.

The Company does not have any significant contracts with customers requiring performance beyond delivery, and contracts with customers contain no incentives or discounts that could cause revenue to be allocated or adjusted over time. Shipping and handling activities are performed before the customer obtains control of the goods and therefore represent a fulfillment activity rather than a promised service to the customer. Revenue and costs of sales are recognized when control of the products transfers to our customer, which generally occurs upon shipment from our facilities. The Company’s performance obligations are satisfied at that time.

We derive our revenues primarily from hardware sales, subscription services fees, IP licensing and professional services fees. Hardware includes our SmartSole, Military and other Stand-Alone Devices. Subscription services revenues consist of fees from customers accessing our cloud-based software solutions and subscription or license fees for our platform. Professional services and other revenues consist primarily of fees from implementation services, configuration, data services, training and managed services related to our solutions. IP licensing is related to our agreement with Inventergy whereby we have partnered in order to monetize our IP portfolio (see Note 3, below).

Product Sales. At the inception of each contract, we assess the goods and services promised in our contracts and identify each distinct performance obligation. The Company recognizes revenue upon the transfer of control of promised products or services to the customer in an amount that depicts the consideration the Company expects to be entitled to for the related products or services. For the large majority of the Company’s sales, transfer of control occurs once product has shipped and title and risk of loss have transferred to the customer.

Subscription and Other Revenue. The Company’s software solutions are available for use as hosted application arrangements under subscription fee agreements without licensing perpetual rights to the software. Subscription fees from these applications are recognized over time on a ratable basis over the customer agreement term beginning on the date the Company’s solution is made available to the customer. Our subscription contracts are generally one to three months in length. Amounts that have been invoiced are recorded in accounts receivable and deferred revenues or revenues, depending on whether the revenue recognition criteria have been met.

Other revenue can include various items, such as our professional services arrangements that are recognized on a time and materials basis. Professional services revenues recognized on a time and materials basis are measured monthly based on time incurred and contractually agreed upon rates. Certain professional services revenues are based on fixed fee arrangements and revenues are recognized based on the proportional performance method. In some cases, the terms of our time and materials and fixed fee arrangements may require that we defer the recognition of revenue until contractual conditions are met. Data services and training revenues are generally recognized as the services are performed. Additionally, we have had non-compete revenue from the sale of assets, engineering and design work, all of which are recognized over the term of the agreed contracts.

Licensing Revenue. Licensing revenue recorded by the Company relates exclusively to the Company’s License and Partnership agreement with Inventergy which provides for ongoing licensing based on monetization of IP licenses. The Company recognizes revenue for licensing under ASC 606, which provides revenue recognition constraints by requiring the recognition of revenue at the later of the following: 1) sale or usage of the products or 2) satisfaction of the performance obligations. The Company has satisfied its performance obligations and therefore recognizes licensing revenue when the sales to which the licensing relate are completed. During the years ended December 31, 2022 and 2021 the Company recognized 0 settlements in licensing revenue.

During the year ended December 31, 2022, the Company’s customer base was comprised of approximately 62.13% B2B (Wholesale Distributors and Enterprise Institutions), 36.87% B2C (consumers and government agencies who bought on the behalf of consumers, through our online ecommerce platform and through Amazon, Google and iTunes), 0.00% IP (our monetization campaign from consulting, licensing and asserting our patents) and 1.00% Military and Law Enforcement.

During the year ended December 31, 2021, the Company’s customer base was comprised of approximately 37.57% B2B (Wholesale Distributors and Enterprise Institutions), 60.70% B2C (consumers and government agencies who bought on the behalf of consumers, through our online ecommerce platform and through Amazon, Google and iTunes), 0.00% IP (our monetization campaign from consulting, licensing and asserting our patents) and 1.73% Military and Law Enforcement.

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Product Warranty. The Company’s warranty policy provides repair or replacement of products (excluding GPS Shoe devices) returned for defects within ninety days of purchase. Warranty liabilities are recorded at the time of sale for the estimated costs that may be incurred under our standard warranty. As of December 31, 2022, products returned for repair or replacement have been immaterial. Accordingly, a warranty liability has not been deemed necessary.

Derivative Instruments. Our debt or equity instruments may contain embedded derivative instruments, such as conversion options, which in certain circumstances may be required to be bifurcated from the associated host instrument and accounted for separately as a derivative instrument liability.

Our derivative instrument liabilities are re-valued at the end of each reporting period, with changes in the fair value of the derivative liability recorded as charges or credits to income, in the period in which the changes occur. For bifurcated conversion options that are accounted for as derivative instrument liabilities, we determine the fair value of these instruments using the Black-Scholes option pricing model. This model requires assumptions related to the remaining term of the instrument and risk-free rates of return, our current Common Stock price and expected dividend yield, and the expected volatility of our Common Stock price over the life of the option.

Stock-based Compensation. Stock-based compensation expense is recorded for stock and stock options awarded in return for services rendered. The expense is measured at the grant-date fair value of the award and recognized as compensation expense on a straight-line basis, which is generally commensurate with the vesting period. The Company estimates forfeitures that it expects will occur and records expense based upon the number of awards expected to vest.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following table sets forth the names and ages of our company’s current directors and executive officers.

Name	Age	Position(s)
Patrick E. Bertagna	60	President, Chief Executive Officer and Chairman of the Board
Alex McKean	59	Chief Financial Officer
Louis Rosenbaum	73	VP of Operations & Finance, Director
Andrew Duncan	59	Corporate Secretary and Treasurer, Director (Audit Committee Member)

Our Directors serve until the earlier occurrence of the election of his successor at the next meeting of shareholders, death, resignation or removal by the Board of Directors. Officers serve at the discretion of our Board of Directors. There are no family relationships between or among our directors and executive officers.

Certain information regarding the backgrounds of each of our officers and directors is set forth below.

None of our current directors is considered to be independent, as defined in the NASDAQ rules governing members of boards of directors.

Mr. Bertagna is the director and the Chief Executive Officer of Global Trek Xploration and LOCiMOBILE, Inc., Mr. Rosenbaum is the VP of Operations and Finance, and Mr. McKean is the Chief Financial Officer of each of those subsidiaries.

Patrick E. Bertagna – Director, Chief Executive Officer, President and Chairman of the Board. Mr. Bertagna was the founder of Global Trek Xploration in September 2002 and has since served as its Chief Executive Officer, President and Chairman of the Board of Directors of GTX. He is co-inventor of our patented GPS footwear technology. His career spans over 35 years in building companies in both technology and consumer branded products.

Mr. Bertagna began his career in consumer products importing apparel from Europe and later went on to import and manufacture apparel, accessories and footwear in over 20 countries. In 1993, Mr. Bertagna transitioned into technology and founded Barcode World, Inc. a supply chain software company, enabling accurate tracking of consumer products from design to retail. In June 2002 after selling this company, Mr. Bertagna combined his two past careers in consumer products and tracking technology and founded GTX.

Mr. Bertagna was born in the South of France and is fluent in French and Spanish, has formed alliances with Fortune 500 companies such as IBM, AT&T, Sports Authority, Federated Stores, Netscape and GE. He has been a keynote speaker and has been awarded several patents (including, but not limited to U.S. Patent #’s: 8,154,401, 8,760,286, 9,219,978).

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Mr. Bertagna has extensive knowledge of the manufacturing industry, internet software development, building intellectual property portfolios and overall experience in growing early stage high-tech companies. As a founder of Global Trek Xploration and co-inventor of the GPS Shoe, this knowledge enables Mr. Bertagna to be uniquely qualified to be CEO and on the Board of Directors.

Alex McKean – Chief Financial Officer. Mr. McKean was appointed as our Chief Financial Officer in 2015, previously he was our Interim Chief Financial Officer since October 2011. He is currently also the Chief Financial Officer of Encore Brands, Inc., a position he has held since October 2009. Previous to that, he acted as an independent management consultant under his own firm, SGT Enterprises, Inc. as well as an independent contractor with Robert Half International and Ajilon Finance. Prior to establishing his own firm, during 2004-2007 Mr. McKean was with Parson Consulting working in such areas as: strategy, financial modeling, SEC filings, process management and Sarbanes Oxley. Mr. McKean has held positions as a Controller and VP of Finance at 24:7 Film from 2002-2004, VP of Finance at InternetStudios.com from 2000-2002, Director of FP&A/SVP at Franchise Mortgage Acceptance Company from 1998-2000, as Corporate Accounting Manager/Treasurer of Polygram Filmed Entertainment from 1996-1998 and Assistant Treasurer/Controller for State Street Bank from 1989-1996.

Mr. McKean holds an International MBA from Thunderbird’s School of Global Management and undergraduate degrees in Finance and Political Science from Trinity University.

Louis Rosenbaum – VP of Operations and Finance, Director. Mr. Rosenbaum served as a member of GTX Board of Directors from September 2002 until June 2005 and then again from October 2007 until March 2008, at which time he became a director of GTX Corp Subsequently, Mr. Rosenbaum was asked to act as the VP of Operations and Finance since March 1, 2015. Mr. Rosenbaum was a founder and early investor in Global Trek Xploration.

Mr. Rosenbaum has been the President of Advanced Environmental Services since July 1997. His responsibilities at Advanced Environmental Services encompass supervising all administrative and financial activities, including all contractual aspects of the business. Mr. Rosenbaum has been working in the environmental and waste disposal industry for the past eighteen years. He started with Allied Waste Services, a division of Eastern Environmental (purchased by Waste Management Inc. in 1998) in 1990.

Mr. Rosenbaum founded and was President of Elements, a successful clothing manufacturer that produced a line of upscale women’s clothing in Hong Kong, China, Korea and Italy, from 1978 to 1987.

Mr. Rosenbaum has a long history in the consumer products industry, electronics and software sales and development. Mr. Rosenbaum is a co-founder of GTX Corp, was the first large investor and has assisted in the overall vision and development of the Company since inception. Mr. Rosenbaum has served on numerous private and community public boards and this unique blend of experience and history, combined with his strategic and tactical insight, makes Mr. Rosenbaum an asset to the GTX Corp Board.

Andrew Duncan – Head of International Business Development, Corporate Secretary and Treasurer, Director (Member of Audit Committee). Mr. Duncan has been working in the consumer electronics and technology licensing business for over 20 years. Since 2006 he has been the CEO of ClearPlay International, a software licensing company. Prior thereto, he founded Global TechLink Consultants Inc., a technology consultancy company, specializing in technology licensing, multimedia, communication and application technology on a global basis, including Interactive TV, Digital downloads/streaming and Consumer Electronics. From 1994 to 2001, Mr. Duncan worked as Vice President Consumer Electronics for Gemstar TV Guide International (Los Angeles USA).

Mr. Duncan earned his honors degree in Chemistry from Nottingham University and postgraduate qualifications in Marketing and Direct Marketing from London University (Kings College). He also has a Certificate of Business Management from the Anderson School of Business UCLA.

Mr. Duncan’s experience in global intellectual property, branding and licensing, uniquely qualifies him to serve on our Board. Mr. Duncan’s long involvement in global business development, with an extensive background working in both Europe and Asia as a business strategist for major corporations, directly assists the Board in its international strategic planning objectives and activities.

Employment Agreement

Patrick E. Bertagna, our Chief Executive Officer and President, is employed pursuant to a written agreement dated as of March 14, 2008. The agreement was for a term of two years, but contained a provision under which the agreement is automatically extended for additional one-year periods unless either party provides written notice to the contrary at least 60 days prior to the end of the term then in effect. As such, Mr. Bertagna receives a base salary of $150,000 per year; however, in order to preserve cash for other working capital needs, Mr. Bertagna has agreed to accrue portions of his salary in the past and he is continuing to do so in 2022. He is entitled to adjustments to his base salary based on certain performance standards, at the Company’s discretion, as follows: (i) a bonus in an amount not less than fifteen percent (15%) of yearly salary, to be paid in cash or stock, if the Company has an increase in annual revenues and Mr. Bertagna performs his duties within the time frame budgeted for such duties at or below the cost budgeted for such duties and (ii) a bonus, to be paid in cash or stock at the Company’s sole discretion, equal to $12,500 for every one million of the Company’s outstanding common stock purchase warrants that are exercised.

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Mr. Bertagna may also participate in any and all benefits and perquisites as are generally provided for the benefit of executive employees. The agreement terminates on his death, incapacity (after 180 days), resignation or cause as defined in the agreement. If he is terminated without cause, he is entitled to base salary, including back salary owed, all bonuses otherwise applicable, and medical benefits for twelve months.

Director Qualifications and Diversity

Our Board of Directors has not adopted a formal policy with regard to the consideration of diversity when evaluating candidates for election to the Board. However, our Board believes that membership should reflect diversity in its broadest sense, but should not be chosen nor excluded based on race, color, gender, national origin or sexual orientation. In this context, the Board does consider a candidate’s experience, education, industry knowledge, history with the Company, and differences of viewpoint when evaluating his or her qualifications for election to the Board. Whenever our Board evaluates a potential candidate, the Board considers that individual in the context of the composition of the Board as a whole.

The standards that our Board considers in selecting candidates (although candidates need not possess all of the following characteristics, and not all factors are weighted equally) include the director’s or nominee’s, Industry knowledge and contacts in industries served by the Company, independent judgment, ability to broadly represent the interests of all stockholders and other constituencies, maturity and experience in policy making decisions, business skills, background and relevant expertise that are useful to the company and its future needs, and other factors determined to be relevant by the Board.

Committees of the Board

Our business, property and affairs are managed by or under the direction of the Board. Members of the Board are kept informed of our business through discussion with the chief executive and financial officers and other officers, by reviewing materials provided to them and by participating at meetings of the Board. We have not previously had an audit committee, compensation committee or nominations and governance committee.

Audit Committee. We currently do not have an acting audit committee, and our Board of Directors currently acts as our audit committee.

Audit Committee Financial Expert. We do not have an audit committee and thus do not have an audit committee financial expert.

Compensation Committee. We do not presently have a compensation committee. Our Board currently acts as our compensation committee.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to our directors, officers and employees, including our principal executive officer and principal financial and accounting officer. A copy of our code of ethics will be furnished without charge to any person upon written request. Requests should be sent to: Secretary, MetAlert, Inc., 117 West 9th Street, Suite 1214, Los Angeles, California 90015.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

1. been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

2. had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

3. been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

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4. been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5. been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6. been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29)), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Conflicts of Interest

Certain of our officers and directors are engaged in other businesses, either individually or through partnerships and corporations in which they have an interest, hold an office or serve on a board of directors. As a result, certain conflicts of interest may arise between our company and these officers and directors. We will attempt to resolve such conflicts of interest in favor of our company. Our officers and directors are accountable to us and our shareholders as fiduciaries, which requires that these officers and directors exercise good faith and integrity in handling our company’s affairs. A shareholder may be able to institute legal action on behalf of our company or on behalf of itself and other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts is in any manner prejudicial to us.

Shareholder Communications with Our Board of Directors

Our company welcomes comments and questions from our shareholders. Shareholders should direct all communications to our Chief Executive Officer, Patrick E. Bertagna, at our executive offices. However, while we appreciate all comments from shareholders, we may not be able to respond individually to all communications. We will attempt to address shareholder questions and concerns in our press releases and documents filed with the SEC, so that all shareholders have access to information about us at the same time. Mr. Bertagna collects and evaluates all shareholder communications. All communications addressed to our directors and executive officers will be reviewed by those parties, unless the communication is clearly frivolous.

EXECUTIVE COMPENSATION

Compensation Summary

The following table sets forth the annual compensation of each of the highest paid persons who were executive officers or directors during the fiscal years ended December 31, 2022 and 2021.

Name and Principal Position	Fiscal Year Ended 12/31	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compen- sation ($) (5)	Total ($)
Patrick Bertagna(1)	2022	150,000	—	—	—	—	—	25,000	175,000
Chief Executive Officer	2021	150,000	—	—	—	—	—	25,000	175,000
Alex McKean(2)	2022	96,000	—	—	—	—	—	—	96,000
Chief Financial Officer	2021	96,000	—	—	—	—	—		96,000

(1)	Mr. Bertagna, our Chief Executive Officer, has agreed to defer portions of his salary in an effort to preserve cash for other working capital needs of the Company. In 2022, Mr. Bertagna deferred $51,300 of his salary of $150,000, deferred $15,000 for allowances and $10,000 for Board of Director fees thru December 31, 2022. As of December 31, 2022, Mr. Bertagna has a deferred balance of $16,300 in accounts payable.

(2)	Mr. McKean, our Chief Financial Officer, has agreed to defer portions of his salary in an effort to preserve cash for other working capital needs of the Company. As of December 31, 2022, Mr. McKean has deferred $39,600 of his salary of $96,000 and has a deferred balance of $10,648 in accounts payable of his 2022 deferred salary compensation.

(3)	The values shown in this column include Director fees, additional employee benefits paid including travel, health insurance, auto lease payments and cellular phone service. During 2022 these expenses, other than the Director fees, where applied against previous year’s accruals.

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Outstanding Option Awards

The following table provides certain information regarding unexercised options to purchase common stock, stock options that have not vested and equity-incentive plan awards outstanding as of the date of this Offering Circular, for each named executive officer.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Patrick Bertagna	—	—	—	—	n/a	—	n/a	—	—
Alex McKean	—	—	—	—	n/a	—	n/a	—	—
Louis Rosenbaum	—	—	—	—	n/a	—	n/a	—	—
Andrew Duncan	—	—	—	—	n/a	—	n/a	—	—

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive share options at the discretion of our board of directors in the future. We do not have any material bonus or profit-sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that share options may be granted at the discretion of our board of directors.

Employment Agreement

Patrick E. Bertagna, our Chief Executive Officer and President, is employed pursuant to a written agreement dated as of March 14, 2008. The agreement was for a term of two years, but contained a provision under which the agreement is automatically extended for additional one-year periods unless either party provides written notice to the contrary at least 60 days prior to the end of the term then in effect. As such, Mr. Bertagna receives a base salary of $150,000 per year; however, in order to preserve cash for other working capital needs, Mr. Bertagna has agreed to accrue portions of his salary in the past and he is continuing to do so in 2022. He is entitled to adjustments to his base salary based on certain performance standards, at the Company’s discretion, as follows: (i) a bonus in an amount not less than fifteen percent (15%) of yearly salary, to be paid in cash or stock, if the Company has an increase in annual revenues and Mr. Bertagna performs his duties within the time frame budgeted for such duties at or below the cost budgeted for such duties and (ii) a bonus, to be paid in cash or stock at the Company’s sole discretion, equal to $12,500 for every one million of the Company’s outstanding common stock purchase warrants that are exercised.

Mr. Bertagna may also participate in any and all benefits and perquisites as are generally provided for the benefit of executive employees. The agreement terminates on his death, incapacity (after 180 days), resignation or cause as defined in the agreement. If he is terminated without cause, he is entitled to base salary, including back salary owed, all bonuses otherwise applicable, and medical benefits for twelve months.

2008 Equity Compensation Plan

We have adopted an equity incentive plan, the 2008 Equity Compensation Plan (the “2008 Plan”), pursuant to which we are authorized to grant options, restricted stock, unrestricted stock, and stock appreciation rights to purchase up to 7,000,000 shares of common stock to our employees (as such term is defined in the 2008 Plan), officers, directors and consultants. Awards under the 2008 Plan may consist of stock options (both non-qualified options and options intended to qualify as “Incentive Stock Options” under Section 422 of the Internal Revenue Code of 1986, as amended), restricted and unrestricted stock awards and stock appreciation rights.

The 2008 Plan is administered by our Board of Directors or a committee appointed by the Board (the “Committee”). If appointed by the Board, the committee would consist of at least two members of the Board whose members shall, from time to time, be appointed by the Board. The Committee has the authority to interpret the 2008 Plan, to prescribe, amend, and rescind rules and regulations relating to it, to determine the persons to whom awards will be granted, the type of award to be granted, the number of awards to be granted, and the terms and provisions of stock options granted pursuant to the 2008 Plan, including the vesting thereof, subject to the provisions of the 2008 Plan, and to make all other determinations necessary or advisable for the administration of the 2008 Plan.

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The 2008 Plan provides that the purchase price of each share of common stock subject to an incentive stock option may not be less than 100% of the fair market value (as such term is defined in the 2008 Plan) of a share of our common stock on the date of grant (or not less than 110% of the fair market value in the case of a grantee holding more than 10% of our outstanding common stock). The aggregate fair market value (determined at the time the option is granted) of the common stock with respect to which incentive stock options are exercisable for the first time by the employee during any calendar year (under all such plans of the grantee’s employer corporation and its parent and subsidiary corporation) shall not exceed $100,000. No incentive stock option shall be exercisable later than the tenth anniversary of its grant; provided, however, that an incentive stock option granted to an employee holding more than 10% of our outstanding common stock shall not be exercisable later than the fifth anniversary of its grant.

The Committee shall determine the purchase price of each share of common stock subject to a non-qualified stock option. Such purchase price, however, shall not be less than 100% of the fair market value of the common stock on the date of grant. No non-qualified stock option shall be exercisable later than the tenth anniversary of its grant.

The plan also permits the grant of stock appreciation rights in connection with the grant of an incentive stock option or a non-qualified stock option, or unexercised portion thereof held by the grantee. The grant price of a stock appreciation right shall be at least at the fair market value of a share on the date of grant of the stock appreciation right, and be subject to such terms and conditions, not inconsistent with the provisions of the 2008 Plan, as shall be determined by the Committee. Each stock appreciation right may include limitations as to the time when such stock appreciation right becomes exercisable and when it ceases to be exercisable, which may be more restrictive than the limitations on the exercise of the stock option to which it relates. No stock appreciation right shall be exercisable with respect to such related stock option or portion thereof unless such stock option or portion shall itself be exercisable at that time. A stock appreciation right shall be exercised only upon surrender of the related stock option or portion thereof in respect of which the stock appreciation right is then being exercised. Upon the exercise of a stock appreciation right, a grantee shall be entitled to receive an amount equal to the product of (i) the amount by which the fair market value of a share of common stock on the date of exercise of the stock appreciation right exceeds the option price per share specified in the related incentive or non-qualified stock option and (ii) the number of shares of common stock in respect of which the stock appreciation right shall have been exercised. Further, a stock appreciation right shall be exercisable during the grantee’s lifetime only by the grantee.

The 2008 Plan also provides us with the ability to grant shares of common stock that are subject to certain transferability, forfeiture or other restrictions. The recipient of restricted stock grants, the type of restriction, the number of shares of restricted stock granted and other such provisions shall be determined by the Committee. The Board, in good faith and in its sole discretion, shall determine the fair market value with regards to awards of restricted stock.

The 2008 Plan also provides us with the ability to grant shares of unrestricted stock. The Committee shall determine and designate from time to time those persons who are to be granted unrestricted stock and number of shares of common stock subject to such grant. The Board, in good faith and in its sole discretion, shall determine the fair market value with regards to awards of unrestricted stock. The grantee shall hold common stock issued pursuant to an unrestricted stock award free and clear of all restrictions, except as otherwise provided in the 2008 Plan.

Unless otherwise determined by the Committee, awards granted under the 2008 Plan are not transferable other than by will or by the laws of descent and distribution.

The 2008 Plan provides that in the event of a merger or change of control, the Committee may substitute stock options, stock awards and stock appreciation rights of the acquired company. Alternatively, the Committee may provide that the stock options, stock awards and stock appreciation rights shall terminate following notice by the Committee.

The Board may, at any time, alter, amend, suspend, discontinue, or terminate the 2008 Plan; provided, however, that such action shall not adversely affect the right of grantees to stock awards or stock options previously granted and no amendment, without the approval of the stockholders of the Corporation, shall increase the maximum number of shares which may be awarded under the 2008 Plan in the aggregate, materially increase the benefits accruing to grantees under the 2008 Plan, change the class of employees eligible to receive options under the 2008 Plan, or materially modify the eligibility requirements for participation in the 2008 Plan.

Outstanding Equity Awards

Our Board of Directors has made no equity awards and no such award is pending.

Long-Term Incentive Plans

We currently have no employee incentive plans.

38

Director Compensation

We have no formal plan for compensating our directors for their service in their capacity as directors although such directors are expected to receive shares of common stock and/or options in the future to purchase common shares as awarded by our Board of Directors or (as to future options) a Compensation Committee which may be established in the future. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our Board of Directors. Our Board of Directors may award special remuneration to any director undertaking any special services on behalf of our company other than services ordinarily required of a director.

The following table summarizes the compensation of each of our directors who is not also a named executive officer for their service as a director for the year ended December 31, 2022. The compensation of Mr. Bertagna, who serves as a director and as our Chief Executive Officer, is described above in the Summary Compensation Table.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (deferred) ($)	Total ($)
Louis Rosenbaum(1)	-	-	-	N/A	N/A	10,000	10,000
Andrew Duncan(2)	-	-	-	N/A	N/A	10,000	10,000

(1)	Mr. Rosenbaum has provided executive management services to the Company in previous years. Mr. Rosenbaum earned $96,000 in 2022 relating to operations and finance services, and $10,000 for Board of Director fees. As of December 31, 2022, Mr. Rosenbaum has deferred $10,000 of his director’s compensation and deferred $30,200 of his $96,000 salary.

(2)	Mr. Duncan also provides executive management services to the Company. Mr. Duncan earned $30,750 in 2022 for business development and intellectual property licensing services, and $10,000 for Board of Director fees. As of December 31, 2022, Mr. Duncan has deferred $0 of his 2022 consulting compensation and $10,000 of his director’s compensation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to us relating to the beneficial ownership of shares of our voting securities by each person who is known by us to be the beneficial owner of more than 5% of our outstanding voting stock; each director; each named executive officer; and all named executive officers and directors as a group. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date; provided, however, that shares underlying (1) awarded warrants to purchase shares our common stock and (2) options to purchase shares of our common stock under any employee stock plan are not included. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse. The address of each of the listed shareholders is c/o MetAlert, Inc., 117 West 9th Street, Suite 1214, Los Angeles, California 90015.

	Share Ownership Before This Offering		Share Ownership After This Offering
Name of Shareholder	Number of Shares Beneficially Owned	% Beneficially Owned(1)	Number of Shares Beneficially Owned	% Beneficially Owned(2)	Effective Voting Power After the Offering(3)
Common Stock
Executive Officers and Directors
Patrick E. Bertagna	4,300,047	18.37%	4,300,047	11.70%	29.29%
Alex McKean	4,505,268	19.24%	4,505,268	12.26%	7.34%
Louis Rosenbaum	3,953,443	16.89%	3,953,443	10.76%	19.82%
Andrew Duncan	3,179,907	13.58%	3,179,907	8.65%	9.64%
Officers and directors, as a group (4 persons)	15,938,665	68.08%	15,938,665	43.37%	66.09%
Series A Preferred Stock(4)
Patrick E. Bertagna	7,692	55.55%	7,692	55.55%	29.29%
Louis Rosenbaum	4,616	33.34%	4,616	33.34%	19.82%
Andrew Duncan	1,538	11.11%	1,538	11.11%	9.64%

(1)	Based on 23,411,342 shares outstanding, before this offering.
(2)	Based on 36,746,342 shares outstanding, assuming the sale of all of the Offered Shares, after this offering.

39

(3)	Based on 61,366,691 total eligible votes. Certain of our officer and directors, Patrick E. Bertagna, Louis Rosenbaum and Andrew Duncan, as the owners of all outstanding shares of the Series A Preferred Stock, are able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See Note 4).
(4)	The Series A Preferred Stock has voting rights equal to two-thirds (2/3) of all issued and outstanding shares of our common stock. (See “Description of Securities—Series A Preferred Stock”).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Employment Agreement

Patrick E. Bertagna, our Chief Executive Officer and President, is employed pursuant to a written agreement dated as of March 14, 2008. The agreement was for a term of two years, but contained a provision under which the agreement is automatically extended for additional one-year periods unless either party provides written notice to the contrary at least 60 days prior to the end of the term then in effect. As such, Mr. Bertagna receives a base salary of $150,000 per year; however, in order to preserve cash for other working capital needs, Mr. Bertagna has agreed to accrue portions of his salary in the past and he is continuing to do so in 2022. He is entitled to adjustments to his base salary based on certain performance standards, at the Company’s discretion, as follows: (i) a bonus in an amount not less than fifteen percent (15%) of yearly salary, to be paid in cash or stock, if the Company has an increase in annual revenues and Mr. Bertagna performs his duties within the time frame budgeted for such duties at or below the cost budgeted for such duties and (ii) a bonus, to be paid in cash or stock at the Company’s sole discretion, equal to $12,500 for every one million of the Company’s outstanding common stock purchase warrants that are exercised.

Mr. Bertagna may also participate in any and all benefits and perquisites as are generally provided for the benefit of executive employees. The agreement terminates on his death, incapacity (after 180 days), resignation or cause as defined in the agreement. If he is terminated without cause, he is entitled to base salary, including back salary owed, all bonuses otherwise applicable, and medical benefits for twelve months.

Convertible Notes Due to Related Parties

During the period ended December 31, 2022, the Company relieved the outstanding payables due to related parties by $706,248 and converted those amounts into additional notes with an aggregate amount of $706,248. As the conversion price embedded in the note agreements was below the trading price of the common stock on the dates of issuance, a beneficial conversion feature (BCF) was recognized at the date of issuance. The Company recognized a debt discount at the date of issuance in the aggregate amount of $167,339 related to the intrinsic value of beneficial conversion feature. The related parties converted $108,602 of debt for 4,269,600 shares of common stock. Additionally, the Company’s executives transferred $100,000 of their outstanding employee notes for cash to a third party, which lowered the related party notes and increased the convertible note balance by $100,000. The transferred notes had no change in terms, thus resulting in no gain or loss on the extinguishment related to the transfer of debt, making the outstanding balance on the related party notes on December 31, 2022 as $1,206,738, net of debt discounts.

During the period ended December 31, 2021, the Company relieved the outstanding payables due to related parties by $200,000 and converted those amounts into additional notes with an aggregate amount of $200,000. As the conversion price embedded in the note agreements was below the trading price of the common stock on the dates of issuance, a beneficial conversion feature (BCF) was recognized at the date of issuance. The Company recognized a debt discount at the date of issuance in the aggregate amount of $38,000 related to the intrinsic value of beneficial conversion feature. Additionally, the Company’s executives transferred $70,000 of their outstanding employee notes for cash to a third party, which lowered the related party notes and increased the convertible note balance by $70,000. The transferred notes had no change in terms, thus resulting in no gain or loss on the extinguishment related to the transfer of debt, making the outstanding balance on the related party notes on December 31, 2021, as $976,546, net of debt discounts.

Accrued wages and costs - In order to preserve cash for other working capital needs, various officers, members of management, employees and directors agreed to defer portions of their wages and sometimes various out-of pocket expenses since 2011. As of December 31, 2022, and 2021, the Company owed $26,948 and $391,743, respectively, for such deferred wages and other expenses owed for other services which are included in the accrued expenses – related parties.

On November 18, 2022, an officer loaned the Company $10,000 at a 3% interest rate on a short-term basis.

40

Series A Preferred Stock

During the year ended December 31, 2018, the Company authorized 1,000,000 of preferred Series A preferred shares, which shares to have voting rights equal to two-thirds of all the issued and outstanding shares of common stock, shall be entitled to vote on all matters of the corporation, and shall have the majority vote of the board of directors. The subject preferred stock lacks any dividend rights, does not have liquidation preference, and is not convertible into common stock. During the year ended December 31, 2018, the Company issued one million shares to certain officers and board members. The Company retained a third-party valuation firm whose input was utilized in determining the related per share valuation of the preferred shares. Based on management’s assessment and the valuation report, the fair value of the preferred shares was determined to be $0.0463 per share or an aggregate of $46,363. During the fiscal year ended December 31, 2022, 100,000 shares (1,539 shares following the recent reverse split), were returned to treasury and of the 900,000 shares (13,846 shares following the recent reverse split) all remain outstanding as of the date of this Offering Circular.

EXPERTS

M&K CPAS, PLLC, an independent registered public accounting firm, has audited our financial statements at December 31, 2022 and 2021, as set forth in its report. We have included our financial statements in this Offering Circular in reliance on M&K CPAS, PLLC’s report, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters with respect to the Offered Shares offered by this Offering Circular will be passed upon by Newlan Law Firm, PLLC, Flower Mound, Texas.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC under the Securities Act with respect to the common stock offered by this Offering Circular. This Offering Circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this Offering Circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains all information regarding companies that file electronically with the SEC. The address of the website is www.sec.gov.

41

INDEX TO FINANCIAL STATEMENTS

MetAlert, Inc. and Subsidiaries

Unaudited Consolidated Financial Statements for the Three Months Ended March 31, 2023 and 2022

MetAlert, Inc. and Subsidiaries

Audited Financial Statements for the Years Ended December 31, 2022 and 2021

42

METALERT INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2023	December 31, 2022
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,671	$8,534
Accounts receivable, net	28,419	13,959
Inventory	69,508	70,112
Investment in marketable securities	649	683
Other current assets	4,770	8,045
Total current assets	108,017	101,333

Intangible assets, net	3,308	3,308
Property and equipment, net	50,786	59,121

Total assets	$162,111	$163,762

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$178,870	$137,315
Accrued expenses	360,593	388,414
Accrued expenses, related parties	628,215	497,551
Deferred revenues	9,675	12,850
Short-term debt – line of credit	62,089	81,651
Short-term debt - CARE loans	9,153	7,903
Convertible promissory notes, net of discount	898,000	843,000
Convertible notes, related parties, net of discount	1,187,791	1,206,738
Notes payable	147,365	149,120
Notes payable – related parties	45,000	10,000
Total current liabilities	3,526,751	3,334,542

Long-term debt - CARE loan	140,847	142,097

Total liabilities	3,667,598	3,476,639

Commitments and contingencies

Stockholders’ deficit:
Preferred stock series A, $0.001 par value; 1,000,000 shares authorized; 1,000,000 shares issued and outstanding at March 31, 2023 and December 31, 2022	14	14
Preferred stock series B, $0.001 par value; 10,000 shares authorized, 2 and 2 issued and outstanding at March 31, 2023 and December 31, 2022, respectively	-	-
Preferred stock series C, $0.001 par value; 1,000 shares authorized, 19 and 19 issued and outstanding at March 31, 2023 and December 31, 2022, respectively	-	-
Common stock, $0.0001 par value; 2,071,000,000 shares authorized; 22,833,465 and 17,179,794 shares issued and outstanding at March 31, 2023 and December 31, 2022, respectively	2,283	1,718
Additional paid-in capital	24,297,833	24,241,862
Accumulated deficit	(27,805,617)	(27,556,471)
Total stockholders’ deficit	(3,505,487)	(3,312,877)
Total liabilities and stockholders’ deficit	$162,111	$163,762

See accompanying notes to condensed consolidated financial statements.

F-1

METALERT INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,
	2023	2022
Product sales	$54,391	$132,680
Service income	18,302	35,836
Licensing income	-	-
Total revenues	72,693	168,516

Cost of products sold	26,063	87,945
Cost of service revenue	4,305	6,918
Cost of licensing revenue	-	-
Total cost of goods sold	30,368	94,863

Gross margin	42,325	73,653

Operating expenses:
Wages and benefits	123,645	123,766
Professional fees	31,524	98,162
Sales and marketing expenses	-	10,541
General and administrative	65,869	61,107

Total operating expenses	221,038	293,576

Loss from operations	(178,713)	(219,923)

Other income/(expenses):
Gain/loss on settlement of debt	-	-
Gain/loss on marketable securities	(34)	(1,095)
Amortization of debt discount	(21,054)	(6,247)
Grant from Care loans	-	67,870
Interest expense and financing costs	(49,345)	(34,990)

Total other income/(expenses)	(70,433)	25,538

Net income (loss)	$(249,146)	$(194,385)

Weighted average number of common shares outstanding - basic and diluted	21,287,618	2,521,336

Net income/(loss) per common share - basic and diluted	$(0.01)	$(0.08)

See accompanying notes to condensed consolidated financial statements.

F-2

METALERT INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

Three Months Ended March 31, 2023 and March 31, 2022 (Unaudited)

For the Three Months Ended March 31, 2023 (Unaudited)

	Series A Preferred		Series B Preferred		Series C Preferred		Common Shares		Additional
	Shares		Shares		Shares		Shares		Paid-In	Accumulated	Equity
	Issued	Amount	Issued	Amount	Issued	Amount	Issued	Amount	Capital	Deficit	(Deficit)
Balance December 31, 2022	13,846	$14	2	$-	19	$-	17,179,794	$1,718	$24,241,862	$(27,556,471)	$(3,312,877)
Issuance of common stock for the conversion of notes	-	-	-	-	-	-	5,653,671	565	55,971	-	56,536
Net income (loss)	-	-	-	-	-	-	-	-	-	(249,146)	(249,146)
Balance March 31, 2023	13,846	$14	2	$-	19	$-	22,833,465	$2,283	$24,297,833	$(27,805,617)	$(3,505,487)

For the Three Months Ended March 31, 2022 (Unaudited)

	Series A Preferred		Series B Preferred		Series C Preferred		Common Shares		Additional
	Shares		Shares		Shares		Shares		Paid-In	Accumulated	Equity
	Issued	Amount	Issued	Amount	Issued	Amount	Issued	Amount	Capital	Deficit	(Deficit)
Balance December 31, 2021	1,000,000	$100	180	$-	675	$1	224,502,479	$22,450	$23,151,212	$(26,053,384)	$(2,879,621)
Issuance of common stock for services	-	-	-	-	-	-	4,000,000	400	39,200	-	39,600
Issuance of common stock for the conversion of warrants	-	-	-	-	-	-	10,000,000	1,000	24,000	-	25,000
Net income (loss)	-	-	-	-	-	-	-	-	-	(194,385)	(194,385)
Balance March 31, 2022	1,000,000	$100	180	$-	675	$1	238,502,479	$23,850	$23,214,412	$(26,247,769)	$(3,009,406)

The accompanying notes are an integral part of these consolidated financial statements.

F-3

METALERT INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2023	2022
Cash flows from operating activities
Net income / (loss)	$(249,146)	$(194,385)
Adjustments to reconcile net income / (loss) to net cash used in operating activities:
Depreciation and amortization	8,335	8,335
Change in fair value of marketable securities	34	1,095
Stock based compensation	-	39,600
Grant from CARE loans	-	(67,870)
Amortization of debt discount	21,054	6,246
Loss on the settlement of debt and accrued interest	-	-
Bonus shares issued	-	-
Payment proceeds against loan	-	-
Changes in operating assets and liabilities:
Accounts receivable	(14,460)	(17,938)
Inventory	603	13,897
Other current and non-current assets	3,275	39,354
Accounts payable and accrued expenses	(16,709)	(21,357)
Accrued expenses - related parties	104,687	23,750
Accrued interest and financing costs	61,201	35,332
Deferred revenues	(3,175)	(7,754)
Due to/from Officers	35,000	-

Net cash used in operating activities	(49,301)	(141,695)

Cash flows from investing activities
PP&E purchases	-	-
Proceeds from the sale of marketable securities	-	-

Net cash used in investing activities	-	-

Cash flows from financing activities
Proceeds from line of credit	7,000	9,180
Proceeds from issuance of preferred stock	-	-
Proceeds from the exercise of warrants	-	25,000
Proceeds from the issuance of debt	65,000	25,000
Payments on notes	-	-
Payments on debt	(26,563)	(10,935)

Net cash provided by financing activities	45,437	48,245

Net change in cash and cash equivalents	(3,864)	(93,450)

Cash and cash equivalents, beginning of period	8,535	138,342

Cash and cash equivalents, end of period	$4,671	$44,892

Supplemental disclosure of cash flow information:
Income taxes paid	$-	$-
Interest paid	$-	$-

Supplemental disclosure of noncash investing and financing activities:
Issuance of common stock for conversion of debt and interest	$56,536	$-
Debt discount on convertible notes	$7,150	$-
Conversion of preferred stock to common stock	$-	$-

See accompanying notes to condensed consolidated financial statements.

F-4

METALERT INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited)

1. ORGANIZATION AND BASIS OF PRESENTATION

During the periods covered by these financial statements, MetAlert, Inc. and its subsidiaries (the “Company”, “MetAlert”, “we”, “us”, and “our”) were engaged in business operations that design, manufacture and sell various interrelated and complementary products and services in the wearable technology and Personal Location Services marketplace. MetAlert owns 100% of the issued and outstanding capital stock of its two subsidiaries - Global Trek Xploration, Inc. and LOCiMOBILE, Inc.

Global Trek Xploration, Inc. focuses on the design, manufacturing and sales distribution of its hardware, software, and connectivity, Global Positioning System (“GPS”) and Bluetooth Low Energy (“BLE”) monitoring and tracking platform, which provides real-time tracking and monitoring of people and high valued assets. Utilizing a miniature quad-band GPRS transceiver, antenna, circuitry, battery and inductive charging pad our solutions can be customized and integrated into numerous products whose location and movement can be monitored in real time over the Internet through our 24x7 tracking portal or on a web enabled cellular telephone. Our core products and services are supported by an intellectual property (“IP”) portfolio of patents, patents pending, registered trademarks, copyrights, URLs and a library of software source code, all of which is also managed by Global Trek.

LOCiMOBILE, Inc., is the Companies digital platform which has been at the forefront of Smartphone application (“App”) development since 2008. With a suite of mobile applications that turn the iPhone, iPad, Android and other GPS enabled handsets into a tracking device which can be tracked from handset to handset or through our tracking portal or on any connected device with internet access. LOCiMOBILE has launched over 20 Apps across multi mobile device operating systems and continues to launch consumer and enterprise apps.

Basis of Presentation

The accompanying unaudited consolidated financial statements of MetAlert have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and applicable regulations of the U.S. Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair statement of financial position and results of operations have been included. Our operating results for the three months ended March 31, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023. The accompanying unaudited consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2022, which are included in our Annual Report on Form 10-K.

The accompanying consolidated financial statements reflect the accounts of MetAlert, Inc. and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

Going Concern

The consolidated financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has a stockholders’ deficit of $3,505,487 and negative working capital of $3,418,734 as of March 31, 2023 and used cash in operations during the period then ended. The Company anticipates further losses in the development of its business. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to raise additional funds and implement its business plan until such time as revenues and related cash flows are sufficient to fund our operations.

The Company’s independent registered public accounting firm has also included explanatory language in their opinion accompanying the Company’s audited financial statements for the year ended December 31, 2022. The Company’s financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company’s ability to raise additional capital through the future issuances of debt or equity is unknown. The ability to obtain additional financing, the successful development of the Company’s contemplated plan of operations, or its ability to achieve profitable operations are necessary for the Company to continue operations, and there is no assurance that these can be achieved. The ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

F-5

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606), (“ASC 606”). The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which include (1) identifying the contract or agreement with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied.

The Company does not have any significant contracts with customers requiring performance beyond delivery, and contracts with customers contain no incentives or discounts that could cause revenue to be allocated or adjusted over time. Shipping and handling activities are performed before the customer obtains control of the goods and therefore represent a fulfillment activity rather than a promised service to the customer. Revenue and costs of sales are recognized when control of the products transfers to our customer, which generally occurs upon shipment from our facilities. The Company’s performance obligations are satisfied at that time.

All of the Company’s products are offered for sale as finished goods only, and there are no performance obligations required post-shipment for customers to derive the expected value from them.

The Company does not allow for returns, except for damaged products when the damage occurred pre-fulfillment. Damaged product returns have historically been insignificant. Because of this, the stand-alone nature of our products, and our assessment of performance obligations and transaction pricing for our sales contracts, we do not currently maintain a contract asset or liability balance for obligations. We assess our contracts and the reasonableness of our conclusions on a quarterly basis.

We derive our revenues primarily from hardware sales, subscription services fees, IP licensing and professional services fees. Hardware includes our SmartSole, Military and other Stand-Alone Devices. Subscription services revenues consist of fees from customers accessing our cloud-based software solutions and subscription or license fees for our platform. Professional services and other revenues consist primarily of fees from implementation services, configuration, data services, training and managed services related to our solutions. IP licensing is related to our agreement with Inventergy whereby we have partnered in order to monetize our IP portfolio.

Product sales

At the inception of each contract, we assess the goods and services promised in our contracts and identify each distinct performance obligation. The Company recognizes revenue upon the transfer of control of promised products or services to the customer in an amount that depicts the consideration the Company expects to be entitled to for the related products or services. For the large majority of the Company’s sales, transfer of control occurs once product has shipped and title and risk of loss have transferred to the customer.

Services Income

The Company’s software solutions are available for use as hosted application arrangements under subscription fee agreements without licensing perpetual rights to the software. Subscription fees from these applications are recognized over time on a ratable basis over the customer agreement term beginning on the date the Company’s solution is made available to the customer. Our subscription contracts are generally one to three months in length. Amounts that have been invoiced are recorded in accounts receivable and deferred revenues or revenues, depending on whether the revenue recognition criteria have been met.

The majority of our professional services arrangements are recognized on a time and materials basis. Professional services revenues recognized on a time and materials basis are measured monthly based on time incurred and contractually agreed upon rates. Certain professional services revenues are based on fixed fee arrangements and revenues are recognized based on the proportional performance method. In some cases, the terms of our time and materials and fixed fee arrangements may require that we defer the recognition of revenue until contractual conditions are met. Data services and training revenues are generally recognized as the services are performed.

F-6

IP Licensing Revenue

Licensing revenue recorded by the Company relates exclusively to the Company’s License and Partnership agreement with Inventergy which provides for ongoing royalties based on monetization of IP licenses. The Company recognizes revenue for royalties under ASC 606, which provides revenue recognition constraints by requiring the recognition of revenue at the later of the following: 1) sale or usage of the products or 2) satisfaction of the performance obligations. The Company has satisfied its performance obligations and therefore recognizes licensing revenue when the sales to which the license(s) relate are completed. During the periods ended March 31, 2023 and March 31, 2022, the Company did not recognize any licensing revenue.

Disaggregation of Net Sales

The following table shows the Company’s disaggregated net sales by product type:

	March 31, 2023	March 31, 2022
Product sales	$54,391	$132,680
Service income	18,302	35,836
IP and consulting income	-	-
Total	$72,693	$168,516

The following table shows the Company’s disaggregated net sales by customer type:

	March 31, 2023	March 31, 2022
B2B	$57,680	$120,680
B2C	15,013	47,836
Military	-	-
IP	-	-
Total	$72,693	$168,516

Allowance for Doubtful Accounts

We extend credit based on our evaluation of the customer’s financial condition. We carry our accounts receivable at net realizable value. We monitor our exposure to losses on receivables and maintain allowances for potential losses or adjustments. We determine these allowances by (1) evaluating the aging of our receivables; and (2) reviewing high-risk customers financial condition. Past due receivable balances are written off when our internal collection efforts have been unsuccessful in collecting the amount due. Our allowance for doubtful accounts was $12,431 as of March 31, 2023 and $12,431 as of December 31, 2022. The allowance fully reserves our accounts receivable balances over 90 days.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold in the accompanying consolidated statements of operations.

Product Warranty

The Company’s warranty policy provides repair or replacement of products (excluding GPS Shoe devices) returned for defects within ninety days of purchase. The Company’s warranties are of an assurance-type and come standard with all Company products to cover repair or replacement should product not perform as expected. Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information about the nature, frequency and average cost of warranty claim settlements as well as product manufacturing and recovery from suppliers. Management actively studies trends of warranty claims and takes action to improve product quality and minimize warranty costs. The Company estimates the actual historical warranty claims coupled with an analysis of unfulfilled claims to record a liability for specific warranty purposes. As of March 31, 2023 and 2022, products returned for repair or replacement have been immaterial. Accordingly, a warranty liability has not been deemed necessary.

Use of Estimates

The preparation of the accompanying unaudited financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include, but are not limited to, estimates related to revenue recognition, allowance for doubtful accounts, inventory valuation, tangible and intangible long-term asset valuation, warranty and other obligations and commitments. Estimates are updated on an ongoing basis and are evaluated based on historical experience and current circumstances. Changes in facts and circumstances in the future may give rise to changes in these estimates which may cause actual results to differ from current estimates.

F-7

Fair Value Estimates

Pursuant to the Accounting Standards Codification (“ASC”) No. 820, “Disclosures About Fair Value of Financial Instruments”, the Company records its financial assets and liabilities at fair value. ASC No. 820 provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. ASC No. 820 establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 -	Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset/liability’s anticipated life.

Level 3 -	Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The carrying values for cash and cash equivalents, accounts receivable, investment in marketable securities, other current assets, accounts payable and accrued liabilities approximate their fair value due to their short maturities. The carrying values of notes payable and other financing obligations approximate their fair values because interest rates on these obligations are based on prevailing market interest rates.

Concentrations

We currently rely on one manufacturer to supply us with our GPS SmartSole and one manufacturer to supply us with the GPS device included in the GPS SmartSole. The loss of either of these manufacturers could severely impede our ability to manufacture the GPS SmartSole.

As of March 31, 2023, the Company had four customers representing approximately 29%, 29%, 15% and 14% of sales, respectively, and three customers representing approximately 14%, 8%, and 7% of total accounts receivable, respectively. As of March 31, 2022, the Company had three customers representing approximately 40%, 26% and 13% of sales, respectively, and four customers representing approximately 15%, 14%, 12% and 10% of total accounts receivable.

Stock-based Compensation

The Company accounts for share-based awards to employees and nonemployees directors and consultants in accordance with the provisions of ASC 718, Compensation—Stock Compensation., and under the recently issued guidance following FASB’s pronouncement, ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. Under ASC 718, and applicable updates adopted, share-based awards are valued at fair value on the date of grant and that fair value is recognized over the requisite service, or vesting, period. The Company values its equity awards using the Black-Scholes option pricing model, and accounts for forfeitures when they occur.

Marketable Securities

The Company’s securities investments that are acquired and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value based on quoted market price (level 1) on the balance sheet in current assets, with the change in fair value during the period included in earnings. As of March 31, 2023 and December 31, 2022 the fair value of our investment in marketable securities was $649 and $683, respectively.

Derivative Liabilities

Our derivative instrument liabilities are re-valued at the end of each reporting period, with changes in the fair value of the derivative liability recorded as charges or credits to income, in the period in which the changes occur. For bifurcated conversion options that are accounted for as derivative instrument liabilities, we determine the fair value of these instruments using the Black-Scholes option pricing model. This model requires assumptions related to the remaining term of the instrument and risk-free rates of return, our current Common Stock price and expected dividend yield, and the expected volatility of our Common Stock price over the life of the option.

F-8

At March 31, 2023 and December 31, 2022, the balance of the derivative liabilities was $0. It was determined at December 31, 2020 that the Preferred A shareholders having the majority vote, can agree to increase the number of authorized shares, if needed, to settle any convertible debt, and thus the liability is $0.

Net Loss Per Common Share

Basic loss per share is computed by dividing the net loss applicable to common stockholders by the weighted average number of outstanding common shares during the period. Shares of restricted stock are included in the basic weighted average number of common shares outstanding from the time they vest. Diluted loss per share is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding plus the number of additional common shares that would have been outstanding if all dilutive potential common shares had been issued. Shares of restricted stock are included in the diluted weighted average number of common shares outstanding from the date they are granted unless they are antidilutive. Diluted loss per share excludes all potential common shares if their effect is anti-dilutive. The following potentially dilutive shares were excluded from the shares used to calculate diluted earnings per share as their inclusion would be anti-dilutive:

	March 31,
	2023	2022
Warrants	603,846	603,846
Preferred B shares	17,046	17,046
Preferred C shares	10,390	10,390
Conversion shares upon conversion of notes	83,935,166	71,499,417
Total	84,566,448	72,130,699

Segments

The Company operates in one segment for the manufacture and distribution of its products. In accordance with the “Segment Reporting” Topic of the ASC, the Company’s chief operating decision maker has been identified as the Chief Executive Officer and President, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. Existing guidance, which is based on a management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. All material operating units qualify for aggregation under “Segment Reporting” due to their similar customer base and similarities in: economic characteristics; nature of products and services; and procurement, manufacturing and distribution processes. Since the Company operates in one segment, all financial information required by “Segment Reporting” can be found in the accompanying financial statements.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Credit Losses - Measurement of Credit Losses on Financial Instruments (“ASC 326”). The standard significantly changes how entities will measure credit losses for most financial assets, including accounts and notes receivables. The standard will replace today’s “incurred loss” approach with an “expected loss” model, under which companies will recognize allowances based on expected rather than incurred losses. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. As small business filer, the standard will be effective for us for interim and annual reporting periods beginning after December 15, 2022.

Other recent accounting pronouncements issued by the FASB, its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future consolidated financial statements.

3. INVESTMENT IN MARKETABLE SECURITIES

The Company’s investments in marketable securities is comprised of shares of stock of two (2) entities with ownership percentages of less than 5%. The Company accounted for these investments pursuant to ASU 320, Investments – Debt and Equity Securities. As such, these investments were recorded at their market value as of December 31, 2019, with the change in fair value being reflected in the statement of operations. These investments consisted of the following:

As of December 31, 2022, the Company owned 42,500 shares of Inventergy Global, Inc. common stock with a fair value of $638. The Company was able to obtain observable evidence that the investment had a market value of $0.015 per share, or an aggregate value of $638 as of the period ended March 31, 2023. As such, the Company recorded no change in market value during the three months ended March 31, 2023, in its statement of operations.

In June 2019, the Company acquired 22,222 shares of Inpixon’s restricted common stock (after giving effect to a 1:45 stock split) valued at $634,000. As of December 31, 2019, after the sale of 10,889 Inpixon shares, the Company owned 11,333 Inpixon shares with a fair value of $58,374. During the period ended March 31, 2020, the Company sold 8,500 of its Inpixon shares for total proceeds of $146,201 and recognized a gain from the sale of these shares of $102,420.

F-9

During the period ended December 31, 2021, the Company sold 834 of its Inpixon shares for total net proceeds of $1,258. The Company was able to obtain observable evidence that the remaining 2,000 shares had a market value of $2,040 as of December 31, 2021, as such, the Company recorded a loss from the decrease in the fair value of the shares of $851, resulting in a net loss from their investment in Inpixon shares during the current period ended December 31, 2021.

During the period ended December 31, 2022, the Company shares were reverse down to 27 shares. The Company was able to obtain observable evidence that these 27 shares had a market value of $45 as of December 31, 2021, as such, the Company recorded a loss from the decrease in the fair value of the shares of $1,995, resulting in a net loss from their investment in Inpixon shares during the period ended December 31, 2022.

The Company was able to obtain observable evidence that the remaining 2,000 shares had a market value of $11 as of March 31, 2023, as such, the Company recorded a change in the fair value of the shares, resulting in a net loss from the investment in Inpixon shares of $34 during the current period ended March 31, 2023.

4. INVENTORY

Inventories consist of the following:

	March 31, 2023	December 31,2022
Raw materials	$50,901	$51,531
Finished goods	18,607	18,581
Total Inventories	$69,508	$70,112

5. PROPERTY AND EQUIPMENT

Property and equipment, net, consists of the following:

	March 31, 2023	December 31, 2022
Software	$25,890	$25,890
Website development	91,622	91,622
Software development	394,772	394,772
Equipment	1,750	1,750
Less: accumulated depreciation	(463,248)	(454,913)
Total property and equipment, net	$50,786	$59,121

Depreciation expense for the period ended March 31, 2023 and 2022 was $8,335 and $8,335, respectively, and is included in general and administrative expenses.

6. INTANGIBLE ASSETS

Intangible assets, net, consists of the following:

	March 31, 2023	December 31, 2022
Trademarks	$3,308	$3,308
Less: accumulated amortization	-	-
Total intangible assets, net	$3,308	$3,308

Amortization expense for the period ended March 31, 2023 and 2022 was $0 and $0, respectively, and is included in general and administrative expenses.

F-10

7. NOTES & LOANS PAYABLE

The following table summarizes the components of our short-term borrowings:

	March 31, 2023	December 31, 2022
(a) Term loan	$147,365	$149,120
(b) Revolving line of credit	62,089	7,000
(c) CARE loans	9,153	74,651
Total	$218,607	$230,771

(a) Term loans

In 2022, the Company entered into an unsecured short-term loan agreements with various third parties for an aggregate principal balance of $145,000 at an interest rate of 5% per annum, with the interest adjusted to 10% in the case of a default. One loan for $25,000 was paid in full on April 14, 2022, leaving $120,000 outstanding as of December 31, 2022.

In September of 2019, the Company entered into an unsecured term loan agreement with a third party for an aggregate principal balance of $50,000 at an interest rate of 5% per annum in relation to an Asset Purchase Agreement. The term loan became due on December 31, 2020, and is currently past due. The balance outstanding on the note as of March 31, 2023 was $34,916, which included $7,551 in interest, $4,500 in cash payments to principal and reductions of $27,365 due to sublet fees for office space and principal payments.

(b) Lines of Credit

The Company obtained a revolving line of credit agreement with an accredited investor of $500,000 during 2018. There were three borrowings against the line as of December 31, 2018 for aggregate borrowings of $65,000 and two borrowing in 2019 for $65,000 for a total of $130,000. During the period ended December 31, 2020, the Company repaid $76,000 in principal and all of its accrued interest of $4,204, resulting in a balance due of $22,000 as of December 31, 2020. During the period ended December 31, 2021, the Company repaid $10,000 in principal and all of its interest of $560, as incurred, resulting in a balance due of $7,000 as of March 31, 2023.

The line bears interest of 8.5%. The line is based upon MetAlert providing the investor with purchase orders and use of proceeds, including production of goods schedules and loan repayment timelines. These loans/drawdowns are specifically for product, inventory and/or purchase order financing. Upon completion of the terms of the Line of Credit, MetAlert, Inc. will issue to the investor 7,500,000 shares of MetAlert common stock or $75,000 of MetAlert common stock, whichever is greater.

The Company also has an unsecured line of credit, guaranteed by its CEO, with its business bank, Union Bank, whereby funds can be borrowed at a revolving adjustable rate of 2 points over prime, currently 5.25%, with a max borrowing amount of $100,000. The balance at December 31, 2022 and March 31, 2023 was 74,651 and $55,089, with $7,000 having been borrowed and $26,563 paid back in the March 31, 2023 period.

(c) CARE Loans

As of December 31, 2021, the Company has assumed, due to lack of correspondence, until otherwise received, that twelve months of its EIDL loan (see Note 8(b)), or $7,083 of the $150,000 30-year loan and the entire PPP loan (see Note 8(a)) for $67,870, should be considered short-term, or due in less than a year. As of March 31, 2022, the PPP loan was forgiven, and the balance in the short-term on the EIDL loan was considered to be 22 months or $9,153.

8. CONVERTIBLE PROMISSORY NOTES

As of March 31, 2023 and December 31, 2022, the Company had a total of $898,000 and $843,000, respectively, of outstanding convertible notes payable, which consisted of the following:

	March 31, 2023	December 31, 2022
Convertible Notes – with fixed conversion, past due	$678,000	$678,000
Convertible Notes – with fixed conversion	$152,500	$165,000
Convertible Notes – with fixed conversion and OID	74,650	-
Less: Debt discount	(7,150)	-
Total convertible notes, net of debt discount	$898,000	$843,000

F-11

a)	Included in Convertible Notes - with fixed conversion terms, are loans provided to the Company from various investors These notes carry simple interest rates ranging from 0% to 14% per annum and with terms ranging from 1 to 2 years. In lieu of the repayment of the principal and accrued interest, the outstanding amounts are convertible, at the option of the note holder, generally at any time on or prior to maturity and automatically under certain conditions, into the Company’s common shares at $0.015 to $0.30 per share. These notes became due in 2017 and prior, and are currently past due.

During the twelve months ended December 21, 2021, we issued 1,616,667 shares of common stock to convert $24,250 of principal of these outstanding convertible notes. The Company also paid down $8,750 of the principal balance of the convertible notes and the Company’s executives transferred $70,000 of their outstanding employee notes for cash to third parties, which lowered the related party notes and increased the convertible promissory notes by $70,000.

During the twelve months ended December 31, 2022, an additional $100,000 of the Company’s executive notes were transferred to third parties for cash. The transferred notes had no change in terms thus no resulting gain or loss on the extinguishment and transfer. As per the original terms the notes bear a 10% annual interest rate, gives the holder the right, but not the obligation to convert up to 50% of the amount advanced and accrued interest into shares, warrants or options of common or preferred stock of the Company at fixed rate of $0.01 per share. As of December 31, 2022 the Company had paid off a $10,000 note with $4,639 of accrued interest for cash, and converted $5,000 of a note with $460 in accrued interest into 546,000 shares of common stock.

During the three months ending March 31, 2023, noteholders converted $12,500 of notes with accrued interest of $1,341 into 1,384,071 shares of common stock. On March 14, 2023, the Company entered into an unsecured short-term loan agreement with a third party for an aggregate of $74,650 with an interest rate of 12%, an original issue discount of $7,150, financing costs of $2,500, with installment payments of $8,361 paid back monthly starting 45 days from the issuance date.

As of March 31, 2023, and December 31, 2022 $678,000 of these convertible notes are currently past due, with no associated penalties.

9. CARE Loans

	March 31, 2023	December 31, 2022
a) PPP loan – short term	$-	$-
b) EIDL loan – short term	9,153	7,903
b) EIDL loan – long term	140,847	142,097
Total CARE loans	$150,000	$150,000

(a) Paycheck Protection Program Loan

On April 30, 2020, the Company executed a note (the “PPP Note”) for the benefit of MUFG Union Bank, NA (the “Lender”) in the aggregate amount of $67,870 under the Paycheck Protection Program (“PPP”) of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The PPP is administered by the U.S. Small Business Administration (the “SBA”). The interest rate of the loan is 1.00% per annum and accrues on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. Commencing seven months after the effective date of the PPP Note, MetAlert is required to pay the Lender equal monthly payments of principal and interest as required to fully amortize any unforgiven principal balance of the loan by the two-year anniversary of the effective date of the PPP Note (the “Maturity Date”). The Maturity Date can be extended to five years if mutually agreed upon by both the Lender and MetAlert. The PPP Note contains customary events of default relating to, among other things, payment defaults, making materially false or misleading representations to the SBA or the Lender, or breaching the terms of the PPP Note. The occurrence of an event of default may result in the repayment of all amounts outstanding under the PPP Note, collection of all amounts owing from MetAlert, or filing suit and obtaining judgment against MetAlert. Under the terms of the CARES Act, PPP loan recipients can apply for and be granted forgiveness for all or a portion of the loan granted under the PPP. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds for payment of payroll costs and any payments of mortgage interest, rent, and utilities. Recent modifications to the PPP by the U.S. Treasury and Congress have extended the time period for loan forgiveness beyond the original eight-week period, making it possible for MetAlert to apply for forgiveness of its PPP loan. No assurance can be given that MetAlert will be successful in obtaining forgiveness of the loan in whole or in part, as such the Company has moved the PPP Loan into short-term liabilities, until further instructions are received. The Company was in compliance with the terms of the PPP loan as of December 31, 2021, and has accrued interest on the loan of $1,160 as of December 31, 2021.

During the period ended March 31, 2022, the Company received notification that the loan was forgiven, and as such, $68,870 of principal has been recognized on the income statement under other income, as of March 31, 2022.

(b) Economic Injury Disaster Loan

On June 10, 2020, the Company executed a secured loan with the U.S. Small Business Administration (SBA) under the Economic Injury Disaster Loan program in the amount of $150,000. The loan is secured by all tangible and intangible assets of the Company and payable over 30 years at an interest rate of 3.75% per annum. Installment payments, including principal and interest, started in December 2022. As part of the loan, the Company also received an advance of $10,000 from the SBA. While the SBA refers to this program as an advance, it was written into law as a grant. This means that the amount given through this program does not need to be repaid and has been recognized as Other Income.

F-12

As of March 31, 2023, the Company calculated that 22 months of the 360 periods on the 30-year loans should be considered short-term, and as such moved $9,153 to short-term liabilities, and has accrued interest on the loan of $16,884 as of March 31, 2023, or until the Company has received more definitive correspondence related to any potential forgiveness.

10. RELATED PARTY TRANSACTIONS

Convertible Notes Due to Related Parties

During the period ended December 31, 2022, the Company relieved the outstanding payables due to related parties by $706,248 and converted those amounts into additional notes with an aggregate amount of $706,248. As the conversion price embedded in the note agreements was below the trading price of the common stock on the dates of issuance, a beneficial conversion feature (BCF) was recognized at the date of issuance. The Company recognized a debt discount at the date of issuance in the aggregate amount of $167,339 related to the intrinsic value of beneficial conversion feature. The related parties converted $108,602 of debt for 4,269,600 shares of common stock. Additionally, the Company’s executives transferred $100,000 of their outstanding employee notes for cash to a third party, which lowered the related party notes and increased the convertible note balance by $100,000. The transferred notes had no change in terms, thus resulting in no gain or loss on the extinguishment related to the transfer of debt, making the outstanding balance on the related party notes on December 31, 2022 as $1,206,738, net of debt discounts. During the period ending March 31, 2023 another $40,000 of employee notes and $2,696 of accrued interest were converted for 4,269,600 in common stock, leaving a balance on the related party notes on March 31, 2023 of $1,187,761, net of debt discounts.

During the period ended December 31, 2021, the Company relieved the outstanding payables due to related parties by $200,000 and converted those amounts into additional notes with an aggregate amount of $200,000. As the conversion price embedded in the note agreements was below the trading price of the common stock on the dates of issuance, a beneficial conversion feature (BCF) was recognized at the date of issuance. The Company recognized a debt discount at the date of issuance in the aggregate amount of $38,000 related to the intrinsic value of beneficial conversion feature. Additionally, the Company’s executives transferred $70,000 of their outstanding employee notes for cash to a third party, which lowered the related party notes and increased the convertible note balance by $70,000. The transferred notes had no change in terms, thus resulting in no gain or loss on the extinguishment related to the transfer of debt, making the outstanding balance on the related party notes on December 31, 2021 as $976,546, net of debt discounts.

Accrued wages and costs - In order to preserve cash for other working capital needs, various officers, members of management, employees and directors agreed to defer portions of their wages and sometimes various out-of pocket expenses since 2011. As of March 31, 2023, and December 31, 2022, the Company owed $83,733 and $26,948, respectively, for such deferred wages and other expenses owed for other services which are included in the accrued expenses – related parties on the accompanying balance sheet.

11. DERIVATIVE LIABILITIES

Under authoritative guidance used by the FASB on determining whether an instrument (or embedded feature) is indexed to an entity’s own stock, instruments which do not have fixed settlement provisions are deemed to be derivative instruments. The Company has issued certain convertible notes which conversion prices are based on a future market price. However, since the number of shares to be issued is not explicitly limited, the Company is unable to conclude that enough authorized and unissued shares are available to share settle the conversion option. As a result, the conversion option is classified as a liability and bifurcated from the debt host and accounted for as a derivative liability in accordance with ASC 815 and will be re-measured at the end of every reporting period with the change in value reported in the statement of operations.

At March 31, 2023 and December 31, 2022, the balance of the derivative liabilities was $0. It was determined at December 31, 2020 that the Preferred A shareholders having the majority vote, can agree to increase the number of authorized shares, if needed, to settle any convertible debt, and thus the liability is $0.

12. EQUITY

The Company has 10,000,000 shares of preferred stock authorized. From this pool the following preferred shares have been classified as:

Preferred Stock – Series A

During the year ended December 31, 2018, the Company authorized 1,000,000 of Series A preferred shares, which shares have voting rights equal to two-thirds of all the issued and outstanding shares of common stock, shall be entitled to vote on all matters of the corporation, and shall have the majority vote of the board of directors. The subject preferred stock lacks any dividend rights, does not have liquidation preference, and is not convertible into common stock. During the year ended December 31, 2018, the Company issued one million shares to certain officers and board members. The Company retained a third-party valuation firm whose input was utilized in determining the related per share valuation of the preferred shares. Based on Management’s assessment and the valuation report, the fair value of the preferred shares was determined to be $0.0463 per share or an aggregate of $46,363. During the fiscal year ended December 31, 2022, 100,000 shares (1,539 with the reverse stock split), were returned to treasury and of the 900,000 shares (13,846 after the reverse stock split) all remain outstanding as of March 31, 2023.

F-13

At December 31, 2020 is was determined that the Preferred A shareholders having the majority vote, can agree to increase the number of authorized shares, if needed, to settle any convertible debt, and thus any derivative liabilities are not necessary to reserve for this.

Preferred Stock – Series B

During the year ended December 31, 2019, the Company authorized 10,000 shares of preferred stock to be designated available for Series B preferred shares that have a value of $1,000 each and are convertible into common shares at fixed price of $0.0025. Holders shall be entitled to receive, and the Company shall pay, dividends on shares of Series B Preferred Stock equal (on an as-if-converted-to-Common-Stock basis) to and in the same form as dividends actually paid on shares of the Common Stock when, as and if such dividends are paid on shares of the Company’s Common Stock. No other dividends shall be paid on shares of Series B Preferred Stock, and they shall have no voting rights and have liquidation preference. During the year ended December 31, 2019, the Company issued 150 Series Preferred B shares and 30,000,000 warrants to an accredited investor for their financings for an aggregate value of $150,000.

During the period ended December 31, 2020, the Company issued 100 Series B preferred shares and 20,000,000 warrants to an accredited investor for their financings for an aggregate value of $50,000. The Series B preferred shares and warrants shall have a fixed conversion price equal to $0.0025 of common stock, subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock. The warrants are exercisable at a price of $0.0025 per share through March 2025. The Company considered the accounting effects of the existence of the conversion feature of the Series B Preferred Stock, and the issuance of warrants at the date of issuance. In accordance with the current accounting standards, the Company determined that it should account for the fair value of the conversion feature and relative fair value of the issued warrants (up to the face amount of the Series B Preferred Stock) as a deemed dividend of $50,000 and a charge to paid in capital.

During the period ended December 31, 2021, the two accredited investors converted 70 Series B preferred shares into 28,000,000 common shares at the conversion price of $0.0025, leaving a balance of 180 Series B as of December 31, 2022, which with the reverse stock split leaves a balance of 2 as of December 31, 2022 and as of the period ending March 31, 2023.

Preferred Stock – Series C

During the period ended December 31, 2020, the Company authorized 1,000 shares of preferred stock to be designated available for Series C preferred shares that have a stated value of $1,000 each and are convertible into common shares at fixed price of $0.015. Holders shall be entitled to receive, and the Company shall pay, dividends on shares of Series C Preferred Stock equal (on an as-if-converted-to-Common-Stock basis) to and in the same form as dividends actually paid on shares of the Common Stock when, as and if such dividends are paid on shares of the Company’s Common Stock. No other dividends shall be paid on shares of Series C Preferred Stock, and they shall have no voting rights and have liquidation preference. During the year ended December 31, 2019, the Company had no Preferred C shares.

During the period ended December 31, 2020, the Company issued 150 Series C preferred shares and 10,000,000 warrants to two accredited investors for their financings for an aggregate value of $150,000.

During the period ended December 31, 2021, the Company issued 675 Series C preferred shares and 22,500,000 warrants to an accredited investor for their financings for an aggregate value of $675,000. The Series C preferred shares and warrants shall have a fixed conversion price equal to $0.004 per share of common stock, subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock. The warrants are exercisable through May 2024. The Company considered the accounting effects of the existence of the conversion feature of the Series C Preferred Stock, and the issuance of warrants at the date of issuance. In accordance with the current accounting standards, the Company determined that it should account for the fair value of the conversion feature and relative fair value of the issued warrants (up to the face amount of the Series C Preferred Stock) as a deemed dividend of $675,000 and a charge to paid in capital.

During the period ended December 31, 2021, the two accredited investors converted 150 Series C preferred shares into 10,000,000 common shares at the conversion price of $0.01, leaving a balance of 675 Series C as of December 31, 2022, which with the reverse stock split leaves a balance of 19 as of December 31, 2022 and as of the period ending March 31, 2023.

F-14

Common Stock

During the period ending March 31, 2023, the Company issued 5,653,671 shares of its common stock to various noteholders and employees for conversions of their notes within the terms, resulting in no gain or loss on the transaction.

During the period ending March 31, 2022, the Company issued 4,000,000 shares of its common stock to a firm for services rendered, with a fair value of $39,600 based on the quoted market price of the shares at time of issuance.

Common Stock Warrants

Since inception, the Company has issued numerous warrants to purchase shares of the Company’s common stock to shareholders, consultants and employees as compensation for services rendered.

A summary of the Company’s warrant activity and related information is provided below (the exercise price and the number of shares of common stock issuable upon the exercise of outstanding warrants have been adjusted to reflect a 1-for-65 reverse stock split.):

	Exercise Price $	Number of Warrants
Outstanding and exercisable at December 31, 2022	0.016 – 2.60	603,846
Warrants exercised	-	-
Warrants granted	-	-
Warrants expired	-	-
Outstanding and exercisable at March 31, 2023	0.016 - 2.60	603,846

Stock Warrants as of March 31, 2023
Exercise	Warrants	Remaining	Warrants
Price	Outstanding	Life (Years)	Exercisable
$0.016	100,000	1.65	100,000
$0.98	157,692	0.59	157,692
$2.60	346,154	1.01	346,154

During the period ended March 31, 2023, the Company had no warrant activity.

The outstanding and exercisable warrants at March 31, 2023 had an intrinsic value of approximately $108,692.

Common Stock Options

Under the Company’s 2008 Equity Compensation Plan (the “2008 Plan”), we are authorized to grant stock options intended to qualify as Incentive Stock Options, “ISO”, under Section 422 of the Internal Revenue Code of 1986, as amended, non-qualified options, restricted and unrestricted stock awards and stock appreciation rights to purchase up to 7,000,000 shares of common stock to our employees, officers, directors and consultants, with the exception that ISOs may only be granted to employees of the Company and its subsidiaries, as defined in the 2008 Plan.

The 2008 Plan provides for the issuance of a maximum of 7,000,000 shares, of which, after adjusting for estimated pre-vesting forfeitures and expired options, approximately 2,235,000 were available for issuance as of March 31, 2023.

No options were granted during the period ending March 31, 2023.

13. COMMITMENTS & CONTINGENCIES

Bonuses

The Company has an employment agreement with its CEO which, among other provisions, provide for the payment of a bonus, as determined by the Board of Directors, in amounts ranging from 15% to 50% of the executive’s yearly compensation, to be paid in cash or stock at the Company’s sole discretion, if the Company has an increase in year over year revenues and the Executive performs his duties (i) within the time frame budgeted for such duties and (ii) at or below the cost budgeted for such duties. No such bonuses were declared or accrued during the periods ending March 31, 2023 or 2022.

F-15

Contingencies

From time to time, we may be involved in routine legal proceedings, as well as demands, claims and threatened litigation that arise in the normal course of our business. The ultimate amount of liability, if any, for any claims of any type (either alone or in the aggregate) may materially and adversely affect our financial condition, results of operations and liquidity. In addition, the ultimate outcome of any litigation is uncertain. Any outcome, whether favorable or unfavorable, may materially and adversely affect us due to legal costs and expenses, diversion of management attention and other factors. We expense legal costs in the period incurred. We cannot assure you that additional contingencies of a legal nature or contingencies having legal aspects will not be asserted against us in the future, and these matters could relate to prior, current or future transactions or events. As of March 31, 2023, there was no pending or threatened litigation against the Company.

COVID-19

The Company is subject to risks and uncertainties as a result of the COVID-19 pandemic. The extent of the impact of the COVID-19 pandemic on the Company’s business is highly uncertain and difficult to predict, as the responses that the Company, other businesses and governments are taking continue to evolve. Furthermore, capital markets and economies worldwide have also been negatively impacted by the COVID-19 pandemic, and it is possible that it could cause a local and/or global economic recession. Policymakers around the globe have responded with fiscal policy actions to support the healthcare industry and economy as a whole. The magnitude and overall effectiveness of these actions remain uncertain.

Due to COVID-19, we have experienced some changes in our business, that have been both positive and negative. Specifically, the Company’s IP licensing business has been negatively impacted by the global financial slowdown and many courts, judges and law firms are not working at full capacity, which is creating delays in finalizing licensing agreements or litigation. We have also experienced a small percentage of subscriptions being either cancelled or requested to be put on pause, due to financial hardships. On the positive side we saw an increase in product sales specifically with medical supplies and equipment. Overall, our revenues have not been materially impacted as a whole, however there have been some shifts with certain revenue streams doing better post COVID and others doing worse.

The severity of the impact of the COVID-19 pandemic on the Company’s business will depend on a number of factors, including, but not limited to, the duration and severity of the pandemic and the extent and severity of the impact on the Company’s customers, service providers and suppliers, all of which are uncertain and cannot be predicted. As of the date of issuance of Company’s financial statements, the extent to which the COVID-19 pandemic may in the future materially impact the Company’s financial condition, liquidity or results of operations is uncertain.

14. SUBSEQUENT EVENTS

On April 12, 2023, we entered into a convertible note agreement with an investor for $40,000, with a conversion price of $0.04 bearing an interest rate of 10%.

On April 26, 2023 the Company consolidated various past-due convertible promissory notes in an aggregate amount of $400,000 inclusive of interest at a 12% interest rate and with conversion rates ranging from .30 to $9.75 with an investor into a new single note. The convertible promissory note agreement bears interest at seven (6%) percent, has a one (1) year maturity date. The note may be repaid in whole or in part any time prior to maturity. The promissory note is convertible at the investor’s sole discretion, into common shares at a conversion price of $4.00.

F-16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of MetAlert Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MetAlert Inc. (the Company) as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-years period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company suffered a net loss from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Revenue Recognition

As discussed in the financial statement’s footnotes, the Company recognizes revenue upon transfer of control of promised services and goods to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company offers customers the ability to acquire services with their goods. Significant judgement is exercised by the Company in determining revenue recognition for these customers. Given these factors and due to the volume of transactions, the related audit effort in evaluating management’s judgments in determining revenue recognition for these customer agreements was extensive and required a high degree of auditor judgement.

/s/ M&K CPAS, PLLC
We have served as the Company’s auditor since 2021.
Houston, Texas
April 17, 2023
PCAOB ID No. 2738

F-17

METALERT INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2022	2021
ASSETS

Current assets:
Cash and cash equivalents	$8,534	$138,342
Accounts receivable, net	13,959	13,735
Inventory	70,112	98,258
Investment in marketable securities	683	2,465
Other current assets	8,045	55,016

Total current assets	101,333	307,816

Intangible assets, net	3,308	-
Property and equipment, net	59,121	92,461

Total assets	$163,762	$400,277

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$137,315	$156,886
Accrued expenses	388,414	298,662
Accrued expenses, related parties	497,551	787,044
Deferred revenues	12,850	37,250
Short-term debt – line of credit	81,651	7,000
Short-term debt – CARE loans	7,903	74,953
Convertible promissory notes, past due	843,000	758,000
Convertible notes, related parties, net of debt discount	1,206,738	976,546
Notes payable	149,120	40,640
Notes payable – related parties	10,000	-
Total current liabilities	3,334,542	3,136,981

Long-term debt - CARE loans	142,097	142,917

Total liabilities	3,476,639	3,279,898

Commitments and contingencies

Stockholders’ deficit:
Preferred stock series A, $0.001 par value; 10,000,000 shares authorized; 1,000,000 shares issued and outstanding at December 31, 2022 and 2021, respectively	14	100
Preferred stock series B, $0.001 par value; 2 and 2 shares issued and outstanding at December 31, 2022 and 2021, respectively	-	-
Preferred stock series C, $0.001 par value; 1,000 shares authorized, 19 and 19 issued and outstanding at December 31, 2022 and December 31, 2021, respectively	-	-
Common stock, $0.0001 par value; 2,071,000,000 shares authorized; 17,177,206 and 3,453,885 shares issued and outstanding at December 31, 2022 and 2021, respectively	1,718	345
Additional paid-in capital	24,241,862	23,173,317
Accumulated deficit	(27,556,471)	(26,053,384)

Total stockholders’ deficit	(3,312,877)	(2,879,621)

Total liabilities and stockholders’ deficit	$163,762	$400,277

See accompanying notes to consolidated financial statements.

F-18

METALERT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2022	2021
Product sales	$213,306	$402,107
Product sales – related party	-	5,250
Subscriptions and other revenue	121,300	182,083
Licensing income	-	-
Total revenues	334,606	589,440

Cost of products sold	169,400	267,103
Cost of other revenue	20,358	67,083
Cost of licensing revenue	-	-
Total cost of goods sold	189,758	334,186

Gross margin	144,848	255,254

Operating expenses
Wages and benefits	509,064	501,544
Professional fees	757,371	337,627
Sales and marketing expenses	22,733	75,391
General and administrative	226,055	245,238

Total operating expenses	1,515,223	1,159,800

Income/(loss) from operations	(1,370,375)	(904,546)

Other income (expenses)
Loss on marketable securities	(1,782)	(443)
Amortization of debt discount	(62,067)	(30,705)
CARE / EDD forgiveness	102,061	-
Loss on conversion of debt	-	(152,406)
Interest expense and financing costs	(170,924)	(112,358)
Total other income (expenses)	(132,712)	(295,912)

Net loss	(1,503,087)	(1,200,458)

Deemed dividend to Series-B preferred stockholders	-	-
Deemed dividend to Series-C preferred stockholders	-	(675,000)

Net loss attributable to common stockholders	$(1,503,087)	$(1,875,458)

Weighted average number of common shares outstanding - basic and diluted	7,197,291	2,839,586

Net income/(loss) per common share - basic and diluted	$(0.21)	$(0.66)

See accompanying notes to consolidated financial statements.

F-19

METALERT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Preferred Stock								Additional
	Series A		Series B		Series C		Common Stock		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2020	15,385	$15	3	$-	11	-	2,123,577	$212	$21,100,504	$(24,177,926)	$(3,077,195)
Issuance of common stock for services	-	-	-	-	-	-	136,154	14	240,225	-	240,239
Issuance of common stock for conversion of debt	-	-	-	-	-	-	256,333	26	192,707	-	192,733
Proceeds from issuance of preferred stock for financing	-	-	-	-	10	-	-	-	674,999	-	(675,000)
Issuance of comon stock for the conversion of warrants	-	-	-	-	-	-	3,846	-	3,250	-	(3,250)
Issuance of comon stock for the conversion of warrants	-	-	-	-	-	-	349,359	35	(35)	-	-
Issuance of preferred stock	-	-	(1)	-	(2)	-	584,616	58	(58)	-	-
Deemed dividend	-	-	-	-	-	-	-	-	675,000	(675,000)	-
Imputted interest - related party	-	-	-	-	-	-	-	-	30,705	-	30,705
Loss on conversion of debt	-	-	-	-	-	-	-	-	218,106	-	218,106
Debt Discount	-	-	-	-	-	-	-	-	38,000	-	38,000
Net loss	-	-	-	-	-	-	-	-	-	(1,200,458)	(1,200,458)
Balance, December 31, 2021	15,385	$15	2	$-	19	-	3,453,885	$345	$23,173,403	$(26,053,384)	$(2,879,621)
Issuance of common stock for services	-	-	-	-	-	-	2,070,965	207	621,039	-	621,246
Issuance of common stock for conversion of debt	-	-	-	-	-	-	11,406,200	1,141	112,921	-	114,062
Issuance of common stock for financings	-	-	-	-	-	-	92,309	9	179,991	-	180,000
Issuance of common stock for the conversion of warrants	-	-	-	-	-	-	153,847	16	24,985	-	25,001
Debt discount	-	-	-	-	-	-	-	-	129,522	-	129,522
Returning of Preferred A to treasury	(1,539)	(1)	-	-	-	-	-	-	1	-	-
Net loss	-	-	-	-	-	-	-	-	-	(1,503,087)	(1,503,087)
Balance, December 31, 2022	13,846	$14	2	$-	19	-	17,177,206	$1,718	$24,241,862	$(27,556,471)	$(3,312,877)

See accompanying notes to consolidated financial statements.

F-20

METALERT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2022	2021
Cash flows from operating activities
Net loss	$(1,503,087)	$(1,200,458)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	33,340	15,438
Bad debt expense	-	28,323
Loss / (gain) on marketable securities	1,782	443
Fair value of common stock issued for services	621,246	263,135
Amortization of debt discount	62,067	-
Bonus shares issued to noteholders	-	3,275
Loss on the settlement of debt and accrued interest	-	152,406
Fair value of warrants issued for services	-	2,340
Imputed interest	-	30,705
Interest added to convertible note balance	-	102,040
Interest and financing costs on long-term convertible debt	116,641	-
Grant from CARE loans	(67,870)	-
Changes in operating assets and liabilities:
Accounts receivable	(224)	(1,574)
Inventory	28,146	15,879
Prepaid expenses	47,241	(328)
Other current and non-current assets	(270)	(95)
Accounts payable and accrued expenses	29,086	(43,022)
Accrued expenses - related parties	139,352	133,909
Loans to/from officers	10,000	-
Deferred revenues	(24,400)	(100)

Net cash used in operating activities	(506,950)	(497,684)

Cash flows from investing activities
Proceeds from the sale of marketable securities	(3,308)	1,258
PP&E purchase	-	(100,021)

Net cash used in investing activities	(3,308)	(98,763)

Cash flows from financing activities
Proceeds from the conversion of warrants	25,000	-
Proceeds from Reg A	180,000	-
Proceeds from issuance of preferred stock	-	675,000
Proceeds from issuance of debt	145,000	-
Proceeds from line of credit	144,118	-
Payments on convertible debt	-	(2,123)
Payments of debt	(44,201)	-
Payments on line of credit	(69,467)	(15,000)

Net cash provided by financing activities	380,450	657,877

Net change in cash and cash equivalents	(129,808)	61,430

Cash and cash equivalents, beginning of period	138,342	76,912

Cash and cash equivalents, end of period	$8,534	$138,342

Supplemental disclosure of cash flow information:
Income taxes paid	$-	$-
Interest paid	$-	$623

Supplemental disclosure of noncash investing and financing activities:
Issuance of common stock for conversion of debt	$238,124	$149,373
Debt discount on notes convertible	-	38,000
Transfer of convertible related party debt	100,000	70,000
Conversion of preferred stock to common stock	-	3,800
Deemed dividend	-	675,000
Conversion of accrued interest	-	109,230
Related party accrued expenses to convertible debt related party	706,248	200,000

See accompanying notes to consolidated financial statements.

F-21

METALERT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

1. ORGANIZATION AND BASIS OF PRESENTATION

During the periods covered by these financial statements, MetAlert, Inc. and its subsidiaries (the “Company”, “MetAlert”, “we”, “us”, and “our”) were engaged in business operations that design, manufacture and sell various interrelated and complementary products and services in the wearable technology and Personal Location Services marketplace. MetAlert owns 100% of the issued and outstanding capital stock of its two subsidiaries - Global Trek Xploration, Inc. and LOCiMOBILE, Inc.

Global Trek Xploration, Inc. focuses on the design, manufacturing and sales distribution of its hardware, software, and connectivity, Global Positioning System (“GPS”) and Bluetooth Low Energy (“BLE”) monitoring and tracking platform, which provides real-time tracking and monitoring of people and high valued assets. Utilizing a miniature quad-band GPRS transceiver, antenna, circuitry, battery and inductive charging pad our solutions can be customized and integrated into numerous products whose location and movement can be monitored in real time over the Internet through our 24x7 tracking portal or on a web enabled cellular telephone. Our core products and services are supported by an IP portfolio of patents, patents pending, registered trademarks, copyrights, URLs and a library of software source code, all of which is also managed by Global Trek.

LOCiMOBILE, Inc., is the Companies digital platform which has been at the forefront of Smartphone application (“App”) development since 2008. With a suite of mobile applications that turn the iPhone, iPad, Android and other GPS enabled handsets into a tracking device which can be tracked from handset to handset or through our tracking portal or on any connected device with internet access. LOCiMOBILE has launched over 20 Apps across multi mobile device operating systems and continues to launch consumer and enterprise apps.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The accompanying consolidated financial statements reflect the accounts of GTX Corp and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

On September 12, 2022, the Company effected a 1-for-65 reverse stock split of its common stock. All references to shares of common stock outstanding, average number of shares outstanding and per share amounts in these consolidated financial statements and notes to consolidated financial statements have been restated to reflect as if the reverse stock split occurred as of the earliest period presented.

Going Concern

The consolidated financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred a net loss of $1,503,087 during the year ended December 31, 2022, has incurred losses since inception resulting in an accumulated deficit of $27,556,471 as of December 31, 2022 and has a stockholders’ deficit of $3,312,877 as of December 31, 2022. The Company anticipates further losses in the development of its business. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date of the financial statements being issued. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to raise additional funds and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company’s ability to raise additional capital through the future issuances of debt or equity is unknown. The ability to obtain additional financing, the successful development of the Company’s contemplated plan of operations, or its ability to achieve profitable operations are necessary for the Company to continue operations, and there is no assurance that these can be achieved. The ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

F-22

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606), (“ASC 606”). The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which include (1) identifying the contract or agreement with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied.

The Company does not have any significant contracts with customers requiring performance beyond delivery, and contracts with customers contain no incentives or discounts that could cause revenue to be allocated or adjusted over time. Shipping and handling activities are performed before the customer obtains control of the goods and therefore represent a fulfillment activity rather than a promised service to the customer. Revenue and costs of sales are recognized when control of the products transfers to our customer, which generally occurs upon shipment from our facilities. The Company’s performance obligations are satisfied at that time.

All of the Company’s products are offered for sale as finished goods only, and there are no performance obligations required post-shipment for customers to derive the expected value from them.

The Company does not allow for returns, except for damaged products when the damage occurred pre-fulfillment. Damaged product returns have historically been insignificant. Because of this, the stand-alone nature of our products, and our assessment of performance obligations and transaction pricing for our sales contracts, we do not currently maintain a contract asset or liability balance for obligations. We assess our contracts and the reasonableness of our conclusions on a quarterly basis.

We derive our revenues primarily from hardware sales, subscription services fees, IP licensing and professional services fees. Hardware includes our SmartSole, Military and other Stand-Alone Devices. Subscription services revenues consist of fees from customers accessing our cloud-based software solutions and subscription or license fees for our platform. Professional services and other revenues consist primarily of fees from implementation services, configuration, data services, training and managed services related to our solutions. IP licensing is related to our agreement with Inventergy whereby we have partnered in order to monetize our IP portfolio (see Note 3, below).

Product sales

At the inception of each contract, we assess the goods and services promised in our contracts and identify each distinct performance obligation. The Company recognizes revenue upon the transfer of control of promised products or services to the customer in an amount that depicts the consideration the Company expects to be entitled to for the related products or services. For the large majority of the Company’s sales, transfer of control occurs once product has shipped and title and risk of loss have transferred to the customer.

Services Income

The Company’s software solutions are available for use as hosted application arrangements under subscription fee agreements without licensing perpetual rights to the software. Subscription fees from these applications are recognized over time on a ratable basis over the customer agreement term beginning on the date the Company’s solution is made available to the customer. Our subscription contracts are generally one to three months in length. Amounts that have been invoiced are recorded in accounts receivable and deferred revenues or revenues, depending on whether the revenue recognition criteria have been met.

The majority of our professional services arrangements are recognized on a time and materials basis. Professional services revenues recognized on a time and materials basis are measured monthly based on time incurred and contractually agreed upon rates. Certain professional services revenues are based on fixed fee arrangements and revenues are recognized based on the proportional performance method. In some cases, the terms of our time and materials and fixed fee arrangements may require that we defer the recognition of revenue until contractual conditions are met. Data services and training revenues are generally recognized as the services are performed.

Inlude non-compete revenue.

Licensing Revenue

Licensing revenue recorded by the Company relates exclusively to the Company’s License and Partnership agreement with Inventergy which provides for ongoing royalties based on monetization of IP licenses. The Company recognizes revenue for royalties under ASC 606, which provides revenue recognition constraints by requiring the recognition of revenue at the later of the following: 1) sale or usage of the products or 2) satisfaction of the performance obligations. The Company has satisfied its performance obligations and therefore recognizes licensing revenue when the sales to which the license(s) relate are completed. During the year ended December 31, 2022 the Company did not recognize any revenue on settlements.

F-23

Due to Covid and other resource related circumstances the GTX IP campaign stalled during 2021 and after several months of analysis on how to revamp the campaign it was mutually agreed by the BOD of Inventergy and GTX, that GTX should take back full control of its patents and the licensing strategy. Effective November 20, 2021, GTX dissolved its patent license agreement with Inventergy, LLC whereby Inventergy transferred and assigned back to GTX all rights, title and interest in each of the Patents, consistent with what was specified in Section 4.1 of the original agreement, including all (sole) responsibility for future prosecution and maintenance of the Patents, including any rights to receive any further royalties, compensation, revenue share for any past present or future monetization effort, effectively relinquishing its fifty-five (55%) ownership interest, back to GTX.

Disaggregation of Net Sales

The following table shows the Company’s disaggregated net sales by product type:

	December 31, 2022	December 31, 2021
Product sales	$213,306	$402,107
Product sales – related party	-	5,250
Service income	121,300	182,083
Total	$334,606	$589,440

The following table shows the Company’s disaggregated net sales by customer type:

	December 31, 2022	December 31, 2021
B2B	$211,237	$221,494
B2C	123,369	357,769
Military	-	10,177
IP	-	-
Total	$334,606	$589,440

Allowance for Doubtful Accounts

We extend credit based on our evaluation of the customer’s financial condition. We carry our accounts receivable at net realizable value. We monitor our exposure to losses on receivables and maintain allowances for potential losses or adjustments. We determine these allowances by (1) evaluating the aging of our receivables; and (2) reviewing high-risk customers financial condition. Past due receivable balances are written off when our internal collection efforts have been unsuccessful in collecting the amount due. Our allowance for doubtful accounts was $12,431 as of December 31, 2022 and $40,351 as of December 31, 2021. The allowance fully reserves any questionable accounts receivable balances over 90 days.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold in the accompanying consolidated statements of operations.

Product Warranty

The Company’s warranty policy provides repair or replacement of products (excluding GPS Shoe devices) returned for defects within ninety days of purchase. The Company’s warranties are of an assurance-type and come standard with all Company products to cover repair or replacement should product not perform as expected. Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information about the nature, frequency and average cost of warranty claim settlements as well as product manufacturing and recovery from suppliers. Management actively studies trends of warranty claims and takes action to improve product quality and minimize warranty costs. The Company estimates the actual historical warranty claims coupled with an analysis of unfulfilled claims to record a liability for specific warranty purposes. As of December 31, 2022 and 2021, products returned for repair or replacement have been immaterial. Accordingly, a warranty liability has not been deemed necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Material estimates relate to the assumptions made in determining reserves for uncollectible receivables, inventory reserves and returns, impairment analysis of long-term assets and deferred tax assets, accruals for potential liabilities and assumptions made in valuing the fair market value of equity transactions. Estimates are updated on an ongoing basis and are evaluated based on historical experience and current circumstances. Changes in facts and circumstances in the future may give rise to changes in these estimates which may cause actual results to differ from current estimates.

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Fair Value Estimates

Pursuant to the Accounting Standards Codification (“ASC”) No. 820, “Disclosures About Fair Value of Financial Instruments”, the Company records its financial assets and liabilities at fair value. ASC No. 820 provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. ASC No. 820 establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 -	Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset/liability’s anticipated life.

Level 3 -	Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The carrying values for cash and cash equivalents, accounts receivable, investment in marketable securities, other current assets, accounts payable and accrued liabilities approximate their fair value due to their short maturities. The carrying values of notes payable and other financing obligations approximate their fair values because interest rates on these obligations are based on prevailing market interest rates.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with insignificant rate risk and with original maturities of three months or less at the date of purchase.

Inventory

Inventory generally consists of raw materials and finished goods and is valued at the lower of cost (first-in, first-out) or net realizable value. The Company evaluates its inventory for excess and obsolescence on a regular basis. In preparing the evaluation the Company looks at the expected demand for the product, as well as changes in technology, in order to determine whether or not a reserve is necessary to record the inventory at net realizable value. For the years ending December 31, 2022 and 2021 the Company did not recognize any charges to expense associated with excess and obsolete inventory cost adjustments.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated three-year useful lives of the assets. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Expenditures for maintenance and repairs are expensed as incurred.

Management assesses the carrying value of property and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If there is indication of impairment, management prepares an estimate of future cash flows expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized to write down the asset to its estimated fair value.

Research and Development Costs

Research and development costs consist primarily of fees paid to consultants and outside service providers, patent fees and costs, and other expenses relating to the acquisition, design, development and testing of the Company’s products. Research and development expenditures are expensed as incurred and totaled $18,961 and $1,282 for the years ended December 31, 2022 and 2021, respectively.

F-25

Concentrations

We currently rely on one manufacturer to supply us with our GPS SmartSole and one manufacturer to supply us with the GPS device included in the GPS SmartSole. The loss of either of these manufacturers could severely impede our ability to manufacture the GPS SmartSole.

As of December 31, 2022, the Company had four customers representing approximately 28%, 21%, 15% and 95% of sales and three customers representing approximately 50%, 22%, and 15% of total accounts receivable, respectively. The Company had three customers representing approximately 63%, 11% and 10% of sales and four customers representing approximately 26%, 12%, 12% and 10% of total accounts receivable, respectively, for the year ended December 31, 2021.

Intangible Assets

The Company records identifiable intangible assets acquired from other enterprises or individuals at cost. Intangible assets consist of a licensing agreement enabling the Company to sell its GPS-related vehicle tracking software and services which is being amortized over the life of the licensing agreement.

Marketable Securities

The Company’s securities investments that are acquired and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value based on quoted market price (level 1) on the balance sheet in current assets, with the change in fair value during the period included in earnings.

Net Loss Per Common Share

Basic loss per share is computed by dividing the net loss applicable to common stockholders by the weighted average number of outstanding common shares during the period. Shares of restricted stock are included in the basic weighted average number of common shares outstanding from the time they vest. Diluted loss per share is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding plus the number of additional common shares that would have been outstanding if all dilutive potential common shares had been issued. Shares of restricted stock are included in the diluted weighted average number of common shares outstanding from the date they are granted unless they are antidilutive. Diluted loss per share excludes all potential common shares if their effect is anti-dilutive. The following potentially dilutive shares were excluded from the shares used to calculate diluted earnings per share as their inclusion would be anti-dilutive:

	December 31,
	2022	2021
Warrants	603,846	757,692
Preferred B shares	24,616	1,255,385
Preferred C shares	10,264	387,821
Conversion shares upon conversion of notes	110,976,351	86,659,609
Total	111,615,077	89,060,506

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized by applying the statutory tax rates in effect in the years in which the differences between the financial reporting and tax filing bases of existing assets and liabilities are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Stock-based Compensation

The Company periodically issues common stock and stock options to officers, directors, and consultants for services rendered. Options vest and expire according to terms established at the issuance date of each grant. Stock grants, which are generally time vested, are measured at the grant date fair value and charged to operations ratably over the vesting period. Through December 31, 2018, the Company accounted for stock-based payments to officers and directors by measuring the cost of services received in exchange for equity awards utilizing the grant date fair value of the awards, with the cost recognized as compensation expense on the straight-line basis in the Company’s financial statements over the vesting period of the awards. The Company accounted for stock-based payments to Scientific Advisory Committee members and consultants by determining the value of the stock compensation based upon the measurement date at either (a) the date at which a performance commitment was reached or (b) at the date at which the necessary performance to earn the equity instruments was complete.

F-26

In accordance with the Company’s adoption of Accounting Standards Update 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, effective January 1, 2019, stock options granted to outside consultants are now accounted for consistent with the accounting for stock-based payments to officers and directors, as described above, by measuring the cost of services received in exchange for equity awards utilizing the grant date fair value of the awards, with the cost recognized as compensation expense on the straight-line basis in the Company’s financial statements over the vesting period of the awards.

Segments

The Company operates in one segment for the manufacture and distribution of its products. In accordance with the “Segment Reporting” Topic of the ASC, the Company’s chief operating decision maker has been identified as the Chief Executive Officer and President, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. Existing guidance, which is based on a management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. All material operating units qualify for aggregation under “Segment Reporting” due to their similar customer base and similarities in: economic characteristics; nature of products and services; and procurement, manufacturing and distribution processes. Since the Company operates in one segment, all financial information required by “Segment Reporting” can be found in the accompanying financial statements.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Credit Losses - Measurement of Credit Losses on Financial Instruments (“ASC 326”). The standard significantly changes how entities will measure credit losses for most financial assets, including accounts and notes receivables. The standard will replace today’s “incurred loss” approach with an “expected loss” model, under which companies will recognize allowances based on expected rather than incurred losses. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. As small business filer, the standard will be effective for us for interim and annual reporting periods beginning after December 15, 2022. The Company is currently assessing the impact of adopting this standard on the Company’s financial statements and related disclosures.

Other recent accounting pronouncements issued by the FASB, its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future consolidated financial statements.

3. LICENSE AGREEMENTS

IP Monetization Agreement

On June 16, 2016, the Company entered into a Definitive Agreement with Inventergy Innovations, LLC (“Inventergy”), a subsidiary of Inventergy Global, Inc. (“INVT”). The Company partnered with Inventergy to monetize three (3) MetAlert Patents, which now due to ongoing continuations has grown to 5 Patents, were assigned to an Inventergy subsidiary (“Inventergy LBS, LLC”), and Inventergy assigned a 45% revenue share in net revenue collected on these patents to MetAlert.

As part of our outbound IP licensing monetization campaign in June 2016 we signed a revenue share monetization agreement with Inventergy Innovations, LLC (“Inventergy”), a subsidiary of Inventergy Global, Inc. (NASDAQ: INVT), the first licensing agreement was signed for the monetization campaign was signed in the first quarter of 2019, with last settlement in fourth quarter of 2020. Prior to December 13, 2021, when we terminated our agreement with Inventergy by not renewing their license., we had signed 14 settlements valued at approximately $250,000 in licensing fees, which represented less than what was expected in the original agreement, which led both parties to mutually dissolve the partnership.

Due to Covid and other resource related circumstances the MetAlert IP campaign stalled during 2021 and after several months of analysis on how to revamp the campaign it was mutually agreed by the BOD of Inventergy and MetAlert, that MetAlert should take back full control of its patents and the licensing strategy. Effective November 20, 2021, MetAlert dissolved its patent license agreement with Inventergy, LLC whereby Inventergy transferred and assigned back to MetAlert all rights, title and interest in each of the Patents, consistent with what was specified in Section 4.1 of the original agreement, including all (sole) responsibility for future prosecution and maintenance of the Patents, including any rights to receive any further royalties, compensation, revenue share for any past present or future monetization effort, effectively relinquishing its fifty-five (55%) ownership interest, back to MetAlert.

Inpixon Asset Purchase Agreement

On June 27, 2019 the Company completed its sale and licensing of certain assets and patents (the “Assets”) of MetAlert to Inpixon, consisting of a portfolio of global positioning system (“GPS”) technologies and intellectual property, including, but not limited to the following:

(a) an intellectual property portfolio that includes a registered patent, along with more than 20 pending patent applications or licenses to registered patents or pending applications relating to GPS technologies;

F-27

(b) a smart school safety network (“SSSN”) solution that consists of a combination of wristbands, gateways and proprietary backend software, which rely on the Bluetooth Low-Energy (“BLE”) protocol and a low-power enterprise wireless 2.4Ghz platform, to help school administrators identify the geographic location of students or other people or things (e.g., equipment, vehicles, tools, etc.) in order to, among other things, ensure the safety and security of students while at school;

(c) a personnel equipment tracking system (“P.E.T.S.”) and ground personnel safety system (“GPSS”), which includes a combination of hardware and software components, for a GPS and radio frequency (“RF”) based personnel, vehicle and asset-tracking solution designed to provide ground situational awareness and near real-time surveillance of personnel and equipment traveling within a designated area for, among other things, government and military applications; and,

(d) a right to 30% of royalty payments that may be received by MetAlert in connection with its ownership interest in Inventergy LBS, LLC (“Inventergy LBS”), which is the owner of certain patents related to methods and systems for communication with a tracking device.

The Assets were sold for aggregate consideration of $884,000 consisting of (i) $250,000 in cash delivered at the closing (the “Cash Consideration”) and (ii) 1,000,000 shares of Inpixon’s restricted common stock, par value $0.001 per share (the “Shares”) valued at $634,000 at the date of the sale. 100,000 of the Shares are subject to certain holdback restrictions and forfeiture for the purpose of satisfying indemnification claims. In addition, the Company and Inpixon entered into a six month consulting agreement, pursuant to which the Company will provide services to assist Inpixon with the transition of the assets acquired under the Agreement. Under the consulting agreement, the Company received monthly fees of $15,000 over the 6-month term of the consulting agreement commencing on July 1, 2019.

The Company analyzed and performed an assessment of the terms of the Asset Purchase Agreement with Inpixon pursuant to the provisions of ASC 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, the objective when allocating the transaction price is for an entity to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services to the customer. Based on the provisions of ASC 606, the Company determined $650,000 of the purchase price represented the value from the licensing agreements and was recognized as revenue at the date of the agreement as all performance obligations had been met; and $184,000 represented the fair value of the consulting services that amortized as revenue as the services were provided over 6 month period ending December 31, 2019. In addition, $50,000 was allotted to deferred revenue and is being amortized over a four-year service period, of which $12,500 of this amount was amortized and $31,250 remains deferred at December 31, 2020 and $12,500 was amortized and $18,750 remains deferred as of December 31, 2021.

4. INVESTMENTS IN MARKETABLE SECURITIES

The Company’s investments in marketable securities is comprised of shares of stock of two (2) entities with ownership percentages of less than 5%. The Company accounted for these investments pursuant to ASU 320, Investments – Debt and Equity Securities. As such, these investments were recorded at their market value as of December 31, 2019, with the change in fair value being reflected in the statement of operations. These investments consisted of the following:

As of December 31, 2021, the Company owned 42,500 shares of Inventergy Global, Inc. common stock with a fair value of $2,465. The Company was able to obtain observable evidence that the investment had a market value of $0.015 per share, or an aggregate value of $683 as of the period ended December 31, 2022. As such, the Company recorded an unrealized loss from the change in market value of $1,782 during the year ended December 31, 2022 in its statement of operations.

In June 2019, the Company acquired 22,222 shares of Inpixon’s restricted common stock (after giving effect to a 1:45 stock split) valued at $634,000. As of December 31, 2019, after the sale of 10,889 Inpixon shares, the Company owned 11,333 Inpixon shares with a fair value of $58,374. During the period ended December 31, 2020, the Company sold 8,500 of its Inpixon shares for total proceeds of $146,201 and recognized a gain from the sale of these shares of $102,420.

During the period ended December 31, 2021, the Company sold 834 of its Inpixon shares for total net proceeds of $1,258. The Company was able to obtain observable evidence that the remaining 2,000 shares had a market value of $2,040 as of December 31, 2021, as such, the Company recorded a loss from the decrease in the fair value of the shares of $851, resulting in a net loss from their investment in Inpixon shares during the current period ended December 31, 2021.

During the period ended December 31, 2022, the Company shares were reverse down to 27 shares. The Company was able to obtain observable evidence that these 27 shares had a market value of $45 as of December 31, 2021, as such, the Company recorded a loss from the decrease in the fair value of the shares of $1,995, resulting in a net loss from their investment in Inpixon shares during the current period ended December 31, 2022.

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5. INVENTORY

Inventories consist of the following:

	December 31,
	2022	2021
Raw materials	$51,531	$72,936
Finished goods	18,581	25,322
Total Inventories	$70,112	$98,258

6. PROPERTY AND EQUIPMENT

Property and equipment, net, consists of the following:

	December 31,
	2022	2021
Software	$25,890	$25,890
Website development	91,622	91,622
Software development	394,772	394,772
Equipment	1,750	1,750
Less: accumulated depreciation	(454,913)	(421,573)

Total property and equipment, net	$59,121	$92,461

Depreciation expense for the years ended December 31, 2022 and 2021 was $33,340 and $15,438, respectively, and is included in general and administrative expenses.

7. INTANGIBLE ASSETS

Intangible assets, net, consists of the following:

	September 30, 2022	December 31, 2021
Trademarks	$3,308	$-
Less: accumulated amortization	-	-
Total intangible assets, net	$3,308	$-

Amortization expense for the period ended September 30, 2022 and 2021 was $0 and $0, respectively, and is included in general and administrative expenses.

8. NOTES & LOANS PAYABLE

The following table summarizes the components of our short-term borrowings:

	December 31, 2022	December 31, 2021
(a) Term loan	$149,120	$40,640
(b) Revolving line of credit	7,000	7,000
(b) Revolving line of credit	74,651	-
Total	$230,771	$47,640

(a) Term loan(s)

In 2022, the Company entered into an unsecured short-term loan agreements with various third parties for an aggregate principal balance of $145,000 at an interest rate of 5% per annum, with the interest adjusted to 10% in the case of a default. One loan for $25,000 was paid in full on April 14, 2022, leaving $120,000 outstanding as of December 31, 2022.

In September of 2019, the Company entered into an unsecured term loan agreement with a third party for an aggregate principal balance of $50,000 at an interest rate of 5% per annum in relation to an Asset Purchase Agreement. The term loan became due on December 31, 2020, and is currently past due. The principal balance outstanding on the note as of December 31, 2022 was $36,228, which included $7,108 in interest and reductions of $20,880 due to sublet fees for office space and principal payments.

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(b) Lines of Credit

The Company obtained a revolving line of credit agreement with an accredited investor of $500,000 during 2018. There were three borrowings against the line as of December 31, 2018 for aggregate borrowings of $65,000 and two borrowing in 2019 for $65,000 for a total of $130,000. During the period ended December 31, 2020, the Company repaid $76,000 in principal and all of its accrued interest of $4,204, resulting in a balance due of $22,000 as of December 31, 2020. During the period ended December 31, 2021, the Company repaid $10,000 in principal and all of its interest of $560, as incurred, resulting in a balance due of $7,000 as of December 31, 2021. There were no changes to the line of credit for the period ending December 31, 2022.

The line bears interest of 8.5%. The line is based upon MetAlert providing the investor with purchase orders and use of proceeds, including production of goods schedules and loan repayment timelines. These loans/drawdowns are specifically for product, inventory and/or purchase order financing. Upon completion of the terms of the Line of Credit, MetAlert, Inc. will issue to the investor 7,500,000 shares of GTX common stock or $75,000 of MetAlert common stock, whichever is greater.

The Company also has an unsecured line of credit, guaranteed by its CEO, with its business bank, Union Bank, whereby funds can be borrowed at a revolving adjustable rate of 2 points over prime, currently 5.25%, with a max borrowing amount of $100,000. The balance at December 31, 2022 and December 31, 2021 was $74,651 and $0, respectively, with $144,118 having been borrowed and $69,467 paid back in the December 31, 2022 period.

9. CONVERTIBLE PROMISSORY NOTES – PAST DUE

As of December 31, 2022 and December 31, 2021, the Company had a total of $843,000 and $758,000, respectively, of convertible notes payable, which consisted of the following:

	December 31, 2022	December 31, 2021
Convertible Notes – with fixed conversion	$843,000	$758,000
Less: Debt discount	-	-
Total convertible notes, net of debt discount	$843,000	$758,000

a)	Included in Convertible Notes - with fixed conversion terms, are loans provided to the Company from various investors These notes carry simple interest rates ranging from 0% to 12% per annum and with terms ranging from 1 to 2 years. In lieu of the repayment of the principal and accrued interest, the outstanding amounts are convertible, at the option of the note holder, generally at any time on or prior to maturity and automatically under certain conditions, into the Company’s common shares at $0.015 to $0.30 per share. These notes became due in 2017 and prior, and are currently past due.

During the twelve months ended December 21, 2021, we issued 1,616,667 shares of common stock to convert $24,250 of principal of these outstanding convertible notes. The Company also paid down $8,750 of the principal balance of the convertible notes and the Company’s executives transferred $70,000 of their outstanding employee notes for cash to third parties, which lowered the related party notes and increased the convertible promissory notes by $70,000.

During the twelve months ended December 31, 2022, an additional $100,000 of the Company’s executive notes were transferred to third parties for cash. The transferred notes had no change in terms thus no resulting gain or loss on the extinguishment and transfer. As per the original terms the notes bear a 10% annual interest rate, gives the holder the right, but not the obligation to convert up to 50% of the amount advanced and accrued interest into shares, warrants or options of common or preferred stock of the Company at fixed rate of $0.01 per share. As of December 31, 2022 the Company had paid off a $10,000 note with $4,639 of accrued interest for cash, and converted $5,000 of a note with $460 in accrued interest into 546,000 shares of common stock.

As of December 31, 2021, and December 31, 2021 $843,000 of these convertible notes are currently past due, with no associated penalties.

10. CARE Loans

	December 31, 2022	December 31, 2021
a) PPP loan – short term	$-	$67,870
b) EIDL loan – short term	7,903	7,083
b) EIDL loan – long term	142,097	142,917
Total CARE loans	$150,000	$217,870

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(a) Paycheck Protection Program Loan

On April 30, 2020, the Company executed a note (the “PPP Note”) for the benefit of MUFG Union Bank, NA (the “Lender”) in the aggregate amount of $67,870 under the Paycheck Protection Program (“PPP”) of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The PPP is administered by the U.S. Small Business Administration (the “SBA”). The interest rate of the loan is 1.00% per annum and accrues on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. Commencing seven months after the effective date of the PPP Note, MetAlert is required to pay the Lender equal monthly payments of principal and interest as required to fully amortize any unforgiven principal balance of the loan by the two-year anniversary of the effective date of the PPP Note (the “Maturity Date”). The Maturity Date can be extended to five years if mutually agreed upon by both the Lender and MetAlert. The PPP Note contains customary events of default relating to, among other things, payment defaults, making materially false or misleading representations to the SBA or the Lender, or breaching the terms of the PPP Note. The occurrence of an event of default may result in the repayment of all amounts outstanding under the PPP Note, collection of all amounts owing from MetAlert, or filing suit and obtaining judgment against MetAlert. Under the terms of the CARES Act, PPP loan recipients can apply for and be granted forgiveness for all or a portion of the loan granted under the PPP. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds for payment of payroll costs and any payments of mortgage interest, rent, and utilities. Recent modifications to the PPP by the U.S. Treasury and Congress have extended the time period for loan forgiveness beyond the original eight-week period, making it possible for MetAlert to apply for forgiveness of its PPP loan. No assurance can be given that MetAlert will be successful in obtaining forgiveness of the loan in whole or in part, as such the Company has moved the PPP Loan into short-term liabilities, until further instructions are received. The Company was in compliance with the terms of the PPP loan as of December 31, 2021, and has accrued interest on the loan of $1,160 as of December 31, 2021.

During the period ended September 30, 2022, the Company received notification that the loan was forgiven, and as such, $68,870 of principal has been recognized on the income statement under other income, as of September 30, 2022.

(b) Economic Injury Disaster Loan

On June 10, 2020, the Company executed a secured loan with the U.S. Small Business Administration (SBA) under the Economic Injury Disaster Loan program in the amount of $150,000. The loan is secured by all tangible and intangible assets of the Company and payable over 30 years at an interest rate of 3.75% per annum. Installment payments, including principal and interest, started in December 2022. As part of the loan, the Company also received an advance of $10,000 from the SBA. While the SBA refers to this program as an advance, it was written into law as a grant. This means that the amount given through this program does not need to be repaid and has been recognized as Other Income.

As of December 31, 2022, the Company calculated that 19 months of the 360 periods on the 30-year loans should be considered short-term (months since installment plan was supposed to begin), and as such $7,903 is considered short-term liabilities, has accrued interest on the loan of $15,326 as of December 31, 2022, or until the Company has received more definitive correspondence related to any potential forgiveness.

11. RELATED PARTY TRANSACTIONS

Convertible Notes Due to Related Parties

During the period ended December 31, 2022, the Company relieved the outstanding payables due to related parties by $706,248 and converted those amounts into additional notes with an aggregate amount of $706,248. As the conversion price embedded in the note agreements was below the trading price of the common stock on the dates of issuance, a beneficial conversion feature (BCF) was recognized at the date of issuance. The Company recognized a debt discount at the date of issuance in the aggregate amount of $167,339 related to the intrinsic value of beneficial conversion feature. The related parties converted $108,602 of debt for 4,269,600 shares of common stock. Additionally, the Company’s executives transferred $100,000 of their outstanding employee notes for cash to a third party, which lowered the related party notes and increased the convertible note balance by $100,000. The transferred notes had no change in terms, thus resulting in no gain or loss on the extinguishment related to the transfer of debt, making the outstanding balance on the related party notes on December 31, 2022 as $1,206,738, net of debt discounts.

During the period ended December 31, 2021, the Company relieved the outstanding payables due to related parties by $200,000 and converted those amounts into additional notes with an aggregate amount of $200,000. As the conversion price embedded in the note agreements was below the trading price of the common stock on the dates of issuance, a beneficial conversion feature (BCF) was recognized at the date of issuance. The Company recognized a debt discount at the date of issuance in the aggregate amount of $38,000 related to the intrinsic value of beneficial conversion feature. Additionally, the Company’s executives transferred $70,000 of their outstanding employee notes for cash to a third party, which lowered the related party notes and increased the convertible note balance by $70,000. The transferred notes had no change in terms, thus resulting in no gain or loss on the extinguishment related to the transfer of debt, making the outstanding balance on the related party notes on December 31, 2021 as $976,546, net of debt discounts.

Accrued wages and costs - In order to preserve cash for other working capital needs, various officers, members of management, employees and directors agreed to defer portions of their wages and sometimes various out-of pocket expenses since 2011. As of December 31, 2022, and 2021, the Company owed $26,948 and $391,743, respectively, for such deferred wages and other expenses owed for other services which are included in the accrued expenses – related parties on the accompanying balance sheet.

F-31

On November 18, 2022 an officer loaned the Company $10,000 at a 3% interest rate on a short-term basis.

12. DERIVATIVE LIABILITIES

Under authoritative guidance used by the FASB on determining whether an instrument (or embedded feature) is indexed to an entity’s own stock, instruments which do not have fixed settlement provisions are deemed to be derivative instruments. The Company has issued certain convertible notes which conversion prices are based on a future market price. However, since the number of shares to be issued is not explicitly limited, the Company is unable to conclude that enough authorized and unissued shares are available to share settle the conversion option. As a result, the conversion option is classified as a liability and bifurcated from the debt host and accounted for as a derivative liability in accordance with ASC 815 and will be re-measured at the end of every reporting period with the change in value reported in the statement of operations.

At December 31, 2020 it was determined that the Preferred A shareholders having the majority vote agreed to increase the number of authorized shares, if needed, to settle any convertible debt, and thus the liability was determined to be $0.

13. INCOME TAXES

Reconciliations of the total income tax provision tax rate to the statutory federal income tax rate of 21% for the years ended December 31, 2022 and 2021, are as follows:

	2022	2021

Federal income tax benefit calculated at statutory rate	$423,743	$470,375
State income tax benefit, net of federal benefit	87,257	167,625
Less: Stock based compensation expense	(226,000)	(73,000)
Effect of rate change from 34% to 21%	(2,517,000)	(2,408,000)
Change in valuation allowance	2,232,000	1,843,000
Net tax provision	$-	$-

The cumulative tax effect at the expected rate of 21% of significant items comprising our net deferred tax amount is as follows at December 31:

	2022	2021
Deferred tax asset attributable to:
Net operating losses carried forward	$4,066,525	$3,891,095
Less: Valuation allowance	(4,066,525)	(3,891,095)
Net deferred tax asset	$-	$-

At December 31, 2022, the Company had an unused net operating loss carryover approximating $19,362,715, subject to section 382 limitations, that is available to offset future taxable income, which expires beginning in 2028.

The Company established a full valuation allowance. The Company continually reviews the adequacy of the valuation allowance and recognizes a benefit from income taxes only when reassessment indicates that it is more likely than not that the benefits will be realized.

14. EQUITY

The Company has 10,000,000 shares of preferred stock authorized. From this pool the following preferred shares have been classified as:

Preferred Stock – Series A

During the year ended December 31, 2018, the Company authorized 1,000,000 of preferred Series A preferred shares, which shares to have voting rights equal to two-thirds of all the issued and outstanding shares of common stock, shall be entitled to vote on all matters of the corporation, and shall have the majority vote of the board of directors. The subject preferred stock lacks any dividend rights, does not have liquidation preference, and is not convertible into common stock. During the year ended December 31, 2018, the Company issued one million shares to certain officers and board members. The Company retained a third-party valuation firm whose input was utilized in determining the related per share valuation of the preferred shares. Based on Management’s assessment and the valuation report, the fair value of the preferred shares was determined to be $0.0463 per share or an aggregate of $46,363. During the fiscal year ended December 31, 2022, 100,000 shares (1,539 with the reverse), were returned to treasury and of the 900,000 shares (13,846 after the reverse) all remain outstanding as of December 31, 2022.

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Preferred Stock – Series B

During the year ended December 31, 2019, the Company authorized 10,000 shares of preferred stock to be designated available for Series B preferred shares that have a stated value of $1,000 each and are convertible into common shares at fixed price of $0.0025. Holders shall be entitled to receive, and the Company shall pay, dividends on shares of Series B Preferred Stock equal (on an as-if-converted-to-Common-Stock basis) to and in the same form as dividends actually paid on shares of the Common Stock when, as and if such dividends are paid on shares of the Company’s Common Stock. No other dividends shall be paid on shares of Series B Preferred Stock, and they shall have no voting rights and have liquidation preference. During the year ended December 31, 2019, the Company issued 150 Series B preferred shares.

During the period ended December 31, 2020, the Company issued 100 Series B preferred shares and 10,000,000 warrants to an accredited investor for their financings for an aggregate value of $100,000. The Series B preferred shares and warrants shall have a fixed conversion price per share equal to $0.0025 per share of common stock, subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock. The warrants are exercisable through March 2025. The Company considered the accounting effects of the existence of the conversion feature of the Series B Preferred Stock, and the issuance of warrants at the date of issuance. In accordance with the current accounting standards, the Company determined that it should account for the fair value of the conversion feature and relative fair value of the issued warrants (up to the face amount of the Series B Preferred Stock) as a deemed dividend of $100,000 and a charge to paid in capital.

During the period ended December 31, 2021, the two accredited investors converted 70 Series B preferred shares into 28,000,000 common shares at the conversion price of $0.0025, leaving a balance of 180 Series B as of December 31, 2022, which with the reverse leaves a balance of 3 as of December 31, 2022.

Preferred Stock – Series C

During the period ended December 31, 2020, the Company authorized 1,000 shares of preferred stock to be designated available for Series C preferred shares that have a stated value of $1,000 each and are convertible into common shares at fixed price of $0.015. Holders shall be entitled to receive, and the Company shall pay, dividends on shares of Series C Preferred Stock equal (on an as-if-converted-to-Common-Stock basis) to and in the same form as dividends actually paid on shares of the Common Stock when, as and if such dividends are paid on shares of the Company’s Common Stock. No other dividends shall be paid on shares of Series C Preferred Stock, and they shall have no voting rights and have liquidation preference.

During the period ended December 31, 2021, the Company issued 675 Series C preferred shares and 22,500,000 warrants to an accredited investor for their financings for an aggregate value of $675,000. The Series C preferred shares and warrants shall have a fixed conversion price equal to $0.004 per share of common stock, subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock. The warrants are exercisable through May 2024. The Company considered the accounting effects of the existence of the conversion feature of the Series C Preferred Stock, and the issuance of warrants at the date of issuance. In accordance with the current accounting standards, the Company determined that it should account for the fair value of the conversion feature and relative fair value of the issued warrants (up to the face amount of the Series C Preferred Stock) as a deemed dividend of $675,000 and a charge to paid in capital.

During the period ended December 31, 2021, the two accredited investors converted 150 Series C preferred shares into 10,000,000 common shares at the conversion price of $0.01, leaving a balance of 675 Series C as of December 31, 2022, which with the reverse leaves a balance of 11 as of December 31, 2022.

Common Stock

The Company issued the following shares of common stock for the years ended December 31:

	2022		2021
	Value of Shares	# of shares	Value of Shares	# of shares
Shares issued for services rendered	$621,246	2,070,965	$263,135	136,157
Shares issued for conversion of warrants	25,001	153,847	-	349,361
Shares issued for conversion of debt	114,062	11,406,200	194,373	260,183
Shares issued for financing	180,000	92,309	3,275	584,621

Total shares issued	$940,349	13,723,321	$460,783	1,330,322

Shares issued for services rendered were to various members of management, employees and consultants and are generally expensed as Stock-Based Compensation in the accompanying consolidated statement of operations. Shares issued for conversion of debt relate to conversions of both short and long term debt as discussed in Note 8. Shares issued for financing in 2021 relate to shares granted to investors for their participation in the 2020 financings.

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During the year ended December 31, 2022 the Company issued 2,070,965 shares of common stock with a fair value of $621,246 at the date of grant for services, shares issued for the conversion of debt were 11,406,200 shares of common stock with a fair value of $114,062 at the grant date and 92,309 of shares of common stock with a fair value of $180,000 at the grant date for shares issued related to financings.

During the year ended December 31, 2021 the Company issued 136,157 shares of common stock with a fair value of $263,135 at the date of grant for services, shares issued for the conversion of debt were 260,183 shares of common stock with a fair value of $194,373 at the grant date and 584,621 of shares of common stock with a fair value of $3,275 at the grant date for shares issued related to financings.

On October 16, 2018, the Company created a long-term employment retention bonus plan and issued 39,500,000 of restricted common shares to the plan. The shares have a 3-year vesting period and those eligible, employees, directors and advisors must have been with the Company for at least 7 years with an additional 2 years necessary in order to participate in the plan and 3 to become fully vested. The shares will vest with a mandatory 2-year minimum requirement for such vesting to become valid with 33.4% in year two and 66.66% at the end of year three. If the individual leaves the Company prior to vesting the Company or its assignee retains the option to repurchase the unvested shares at par. The shares had a fair value of $1,086,250 at the date of grant, which cost will be amortized over the three-year vesting period.

The board is evaluating a new employee stock option plan (ESOP) and intends to select a new plan by the end of the 2023.

During the years ended December 31, 2022 and 2021, the Company did not issue any shares of common stock for financing costs.

Common Stock Warrants

Since inception, the Company has issued numerous warrants to purchase shares of the Company’s common stock to shareholders, consultants and employees as compensation for services rendered.

A summary of the Company’s warrant activity and related information is provided below (the exercise price and the number of shares of common stock issuable upon the exercise of outstanding warrants have been adjusted to reflect a 1-for-75 reverse stock split.):

	Exercise Price $	Number of Warrants
Outstanding and exercisable at December 31, 2020	0.16 - 2.60	776,923
Warrants exercised	0.16	(361,538)
Warrants granted	2.60	346,154
Warrants expired	0.65	(3,846)
Outstanding and exercisable at December 31, 2021	0.16 – 2.60	757,693
Warrants exercised	0.16	(153,847)
Warrants granted	-	-
Warrants expired	-	-
Outstanding and exercisable at December 31, 2022	0.16 – 2.60	603,846

Stock Warrants as of December 31, 2022
Exercise Price	Warrants Outstanding	Remaining Life (Years)	Warrants Exercisable
$0.16	100,000	2.13	100,000
$0.98	157,692	0.83	157,692
$2.60	346,154	1.26	346,154

During the period ended December 31, 2021, 351,538 warrants were exercised, and 3,348 expired and 346,154 were granted. The 757,692 outstanding and exercisable warrants at December 31, 2021 has no intrinsic value.

During the period ended December 31, 2022, no new warrants were issued and 153,847 warrants were exercised. The 603,846 outstanding and exercisable warrants at December 31, 2022 had an intrinsic value of $96,615.

Common Stock Options

Under the Company’s 2008 Plan, we are authorized to grant stock options intended to qualify as Incentive Stock Options, “ISO”, under Section 422 of the Internal Revenue Code of 1986, as amended, non-qualified options, restricted and unrestricted stock awards and stock appreciation rights to purchase up to 7,000,000 shares of common stock to our employees, officers, directors and consultants, with the exception that ISOs may only be granted to employees of the Company and its subsidiaries, as defined in the 2008 Plan.

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The Plan provides for the issuance of a maximum of 7,000,000 shares of which, after adjusting for estimated pre-vesting forfeitures and expired options, approximately 2,235,000 were available for issuance as of December 31, 2022.

No options were granted during 2022 and 2021.

15. COMMITMENTS & CONTINGENCIES

Bonuses

The Company has an employment agreement with its CEO which, among other provisions, provide for the payment of a bonus, as determined by the Board of Directors, in amounts ranging from 15% to 50% of the executive’s yearly compensation, to be paid in cash or stock at the Company’s sole discretion, if the Company has an increase in year over year revenues and the Executive performs his duties (i) within the time frame budgeted for such duties and (ii) at or below the cost budgeted for such duties. No such bonuses were declared or accrued during the years ending December 31, 2022 or 2021.

Contingencies

From time to time, we may be involved in routine legal proceedings, as well as demands, claims and threatened litigation that arise in the normal course of our business. The ultimate amount of liability, if any, for any claims of any type (either alone or in the aggregate) may materially and adversely affect our financial condition, results of operations and liquidity. In addition, the ultimate outcome of any litigation is uncertain. Any outcome, whether favorable or unfavorable, may materially and adversely affect us due to legal costs and expenses, diversion of management attention and other factors. We expense legal costs in the period incurred. We cannot assure you that additional contingencies of a legal nature or contingencies having legal aspects will not be asserted against us in the future, and these matters could relate to prior, current or future transactions or events. No such contingencies were declared or accrued during the years ending December 31, 2022 or 2021.

COVID-19

The Company is subject to risks and uncertainties as a result of the COVID-19 pandemic. The extent of the impact of the COVID-19 pandemic on the Company’s business is highly uncertain and difficult to predict, as the responses that the Company, other businesses and governments are taking continue to evolve. Furthermore, capital markets and economies worldwide have also been negatively impacted by the COVID-19 pandemic, and it is possible that it could cause a local and/or global economic recession. Policymakers around the globe have responded with fiscal policy actions to support the healthcare industry and economy as a whole. The magnitude and overall effectiveness of these actions remain uncertain.

Due to COVID-19, we have experienced some changes in our business, that have been both positive and negative. Specifically, the Company’s IP licensing business has been negatively impacted by the global financial slowdown and many courts, judges and law firms are not working at full capacity, which is creating delays in finalizing licensing agreements or litigation. We have also experienced a small percentage of subscriptions being either cancelled or requested to be put on pause, due to financial hardships. On the positive side we saw an increase in product sales specifically with medical supplies and equipment. Overall, our revenues have not been materially impacted as a whole, however there have been some shifts with certain revenue streams doing better post COVID and others doing worse.

The severity of the impact of the COVID-19 pandemic on the Company’s business will depend on a number of factors, including, but not limited to, the duration and severity of the pandemic and the extent and severity of the impact on the Company’s customers, service providers and suppliers, all of which are uncertain and cannot be predicted. As of the date of issuance of Company’s financial statements, the extent to which the COVID-19 pandemic may in the future materially impact the Company’s financial condition, liquidity or results of operations is uncertain.

16. SUBSEQUENT EVENTS

On January 19, 2023, the Company issued 571,400 shares for the conversion of the 2016 Notes for Employee Accrued Salaries to a third party at a fixed price of $0.01.

January 23, 2023, the Company issued 4,269,600 shares for the conversion for various notes for deferred salaries by officers from 2019 through 2022 to related parties at a fixed price of $0.01.

On February 6, 2023, the Company issued 812,671 shares for conversion of the 2016 and 2017 Notes for Employee Accrued Salaries to a third party at a fixed price of $0.01.

On March 13, 2023, the Company entered into a convertible note agreement with an investor for $74,650 with an interest rate of 12% due in one year.

On April 12, 2023, the Company entered into a convertible note agreement with an investor for $40,000 with an interest rate of 10% due in one year.

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